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As filed with the Securities and Exchange Commission August 30, 2001

Registration No. 333-62102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OSCA, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	72-0868136 (I.R.S. Employer Identification No.)

156 Commission Boulevard
Lafayette, Louisiana 70508
(337) 837-6047
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert L. Hollier
President and Chief Executive Officer
156 Commission Boulevard
Lafayette, Louisiana 70508
(337) 837-6047
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Stephen M. Gray OSCA, Inc. 156 Commission Boulevard Lafayette, Louisiana 70508 (337) 837-6047	Jeffrey M. Lipshaw Great Lakes Chemical Corporation 500 East 96th St., Suite 500 Indianapolis, Indiana 46240 (317) 715-3000	Carter W. Emerson, P.C. Kirkland & Ellis 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Marc S. Rosenberg Cravath, Swaine & Moore 825 Eighth Avenue New York, New York 10019 (212) 474-1000

   Approximate date of commencement of proposed sale to the public: Upon completion of the exchange offer referred to in this document.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

OFFERING CIRCULAR—PROSPECTUS (Subject to Completion)

ISSUED                , 2001

The information in this document is not complete and may be changed. Great Lakes may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and Great Lakes is not soliciting offers to buy these securities in any state where the offer or sale is permitted.

Great Lakes Chemical Corporation
Offer to Exchange
Shares of Class B Common Stock of
OSCA, Inc.
for each share of
Common Stock of
Great Lakes Chemical Corporation

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON              , 2001, UNLESS THE OFFER IS EXTENDED.

Great Lakes Chemical Corporation will exchange       shares of OSCA, Inc. Class B common stock for each share of Great Lakes common stock that is validly tendered and accepted by Great Lakes in the exchange offer. Great Lakes will accept up to       shares of Great Lakes common stock in the aggregate and will distribute up to a total of 7,900,000 shares of OSCA, Inc. Class B common stock in the exchange offer. If more than       shares of Great Lakes common stock are validly tendered, Great Lakes will accept shares for exchange on a pro rata basis as described in this document.

The terms and conditions of the exchange offer are described in this document, which you should read carefully. None of Great Lakes, OSCA, the Dealer Manager or any of their officers or directors makes any recommendation as to whether or not you should tender your shares of Great Lakes common stock. You must make your own decision after reading this document, including the discussion entitled "Risk Factors" beginning on page 16, and consulting with your advisors based on your own financial position and requirements.

This is the initial public offering of OSCA Class B common stock, and no public market currently exists for the Class B shares. OSCA will apply to have OSCA Class B common stock quoted on the Nasdaq Stock Market under the symbol "OSCA.B." OSCA's Class A common stock is currently quoted on the Nasdaq Stock Market under the symbol "OSCA." On August 29, 2001, the closing price per share of OSCA Class A common stock was $15.93.

All persons holding shares of Great Lakes common stock are eligible to participate in the exchange offer if they tender their shares in a jurisdiction where the exchange offer is permitted under local law.

Investing in the OSCA Class B common stock involves risks. See "Risk Factors" beginning on page 16.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

Great Lakes has retained the services of Morrow & Co., Inc., as information agent, to assist you in connection with the exchange offer. You may call Morrow to request additional documents and to ask questions at (800) 607-0088 (toll-free) in the United States or at (212) 754-8000 (collect) elsewhere.

The Dealer Manager for the exchange offer is:

MORGAN STANLEY DEAN WITTER

Offering Circular—Prospectus dated       2001

    You should rely only on the information contained in this document. Great Lakes has not authorized anyone to provide you with information different from that contained in this document. Great Lakes is offering to sell, and seeking offers to buy, the securities offered by this document only in jurisdictions where offers and sales are permitted under the laws of those jurisdictions. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery or of any sale of the securities offered by this document.

    This document incorporates by reference important business, financial and other information about Great Lakes that is not included in or delivered with this document. Documents incorporated by reference are available for Great Lakes stockholders without charge, excluding all exhibits, unless specifically incorporated by reference as exhibits in this document. See "Where You Can Find More Information" on page 108 for a list of the documents that have been incorporated by reference into this document. Requests for these documents should be directed to Great Lakes and OSCA at the following addresses and telephone numbers:

Great Lakes Chemical Corporation 500 East 96th Street, Suite 500 Indianapolis, IN 46240 Telephone: (317) 715-3000 Attn: Secretary	OSCA, Inc. 156 Commission Boulevard Lafayette, Louisiana 70508 Telephone: (337) 837-6047 Attn: Secretary

    If you would like to request copies of these documents, please do so by            , 2001 in order to receive them before the expiration of the exchange offer. In the event that Great Lakes extends the exchange offer, you must submit your request no later than five business days before the expiration date, as extended.

i

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q1: What is the exchange offer?

A1: Great Lakes is offering to exchange   shares of OSCA Class B common stock for each share of Great Lakes common stock validly tendered in the exchange offer and not withdrawn. As a result of the exchange offer (and the subsequent spin-off, if necessary), Great Lakes will no longer own any shares of OSCA common stock and OSCA will no longer be controlled by Great Lakes. For information about how Great Lakes stockholders will be affected by the exchange offer, see "The Transaction—Effects" on page 28.

Q2: Why has Great Lakes decided to separate OSCA from the rest of Great Lakes?

A2: Great Lakes decided to separate OSCA from Great Lakes because the business currently conducted by OSCA no longer fits with the core businesses of Great Lakes. A separation of the OSCA business from Great Lakes' core businesses will enable the management of Great Lakes and OSCA to focus exclusively on maximizing the opportunities for the future growth and profit of their respective businesses without the distractions inherent in being affiliated with an entirely different business. Great Lakes also decided to separate OSCA from Great Lakes to enhance the effectiveness of OSCA's equity-based compensation arrangements in attracting, retaining and motivating key employees.

Q3: Why did Great Lakes choose the exchange offer as the way to separate OSCA?

A3: Great Lakes believes that the exchange offer is a tax efficient way to achieve the goals outlined above. The exchange offer also allows you to adjust your investment between Great Lakes and OSCA on a tax-free basis for United States federal income tax purposes (except with respect to cash received in lieu of fractional shares, if any) and provides you with the opportunity to receive the anticipated premium, if any, referred to in Answer 12. Provided the representations and undertakings of each of Great Lakes and OSCA made in connection with a favorable tax ruling from the IRS are correct and complied with, the exchange offer also allows Great Lakes to separate the two businesses without incurring tax at the corporate level.

Q4: What other alternatives did Great Lakes consider before choosing the exchange offer?

A4: Great Lakes considered three principal alternatives for the separation of OSCA from Great Lakes: the exchange offer, a pro rata spin-off of the shares of OSCA Class B common stock to Great Lakes stockholders and the sale of OSCA to a third party. Great Lakes believes, however, that the exchange offer is the preferred method to achieve the objectives described in Answers 1 and 2 above, other than, in the case of a spin-off, permitting you to receive shares of OSCA Class B common stock on a tax-free basis.

Q5: How many shares of OSCA Class B common stock will I receive for each share of Great Lakes common stock that I tender?

A5: You will receive            shares of OSCA Class B common stock for each share of Great Lakes common stock that you validly tender in the exchange offer. We sometimes refer to this number in this document as the "exchange ratio." If Great Lakes stockholders validly tender more than      shares of Great Lakes common stock, your shares tendered will be subject to proration as described in Answer 13. No fractional shares of OSCA Class B common stock will be issued in the exchange offer. Instead, you will be paid cash in lieu of any fractional share.

Q6: When does the exchange offer expire?

A6: The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on            , 2001, unless Great Lakes extends the exchange offer. You must tender your Great Lakes shares prior to this date if you wish to participate.

Q7: How do I decide whether to participate in the exchange offer?

A7: Whether you should participate in the exchange offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate. Great Lakes encourages you to consider, among other things:

  •
  your view of the relative values of a single share of Great Lakes common stock and      shares of OSCA Class B common stock;

  •
  your individual investment strategy with regard to the two stocks; and

  •
  your opportunity to receive the anticipated premium, if any.

    In addition, you should consider all of the factors described in the section of this document entitled "Risk Factors" beginning on page 16. None of Great Lakes, OSCA or any of their respective directors or officers makes any recommendation as to whether you should tender your shares of Great Lakes common stock. You must make your own decision after carefully reading this document and consulting with your advisors based on your own financial position and requirements. We urge you to read this document very carefully.

Q8: May I participate in the exchange offer?

A8: You may participate in the exchange offer if you hold shares of Great Lakes common stock and you validly tender your shares during the exchange offer period in a jurisdiction where this exchange offer is permitted under the laws of that jurisdiction.

Q9: How do I tender shares in the exchange offer?

A9: The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of Great Lakes common stock in certificated form, through a bank or broker or through an employee benefit plan. For specific instructions about how to participate, see the section of this document entitled "The Exchange Offer—Procedures for Tendering Shares of Great Lakes Common Stock" beginning on page 32.

Q10: Can I participate in the exchange offer with only a portion of my shares of Great Lakes common stock?

A10: Yes. This is a voluntary exchange offer. You may tender all, some or none of your shares of Great Lakes common stock.

Q11: What do I do if I want to retain my shares of Great Lakes common stock?

A11: Nothing. If you want to retain your shares of Great Lakes common stock, you do not need to take any action.

Q12: Can I change my mind after I tender my shares of Great Lakes common stock?

A12: Yes. You may withdraw tenders of your shares of Great Lakes common stock at any time before the exchange offer expires or, with respect to any shares not yet accepted for payment, after the expiration of 40 business days after the commencement of the exchange offer by following the withdrawal procedures described in the section of this document entitled "The Exchange Offer—Withdrawal Rights" beginning on page 35.

Q13: What is the anticipated premium?

A13: Based on the closing trading prices for shares of Great Lakes common stock (NYSE: GLK) and shares of OSCA Class A common stock (Nasdaq: OSCA) on            , 2001, and assuming that the OSCA Class B common stock trades at the same or a greater price as OSCA Class A common stock, the exchange ratio would result in a Great Lakes stockholder receiving shares of OSCA common stock with a market value greater than the market value of the shares of Great Lakes common stock tendered for exchange. Great Lakes refers to this excess value of OSCA common stock over Great Lakes common stock as the "anticipated premium."

You can calculate the anticipated premium, if any, expressed as a percentage of Great Lakes' share price using the following formula:

(	(Exchange ratio) × (Price of one share of OSCA Class A common stock) Price of one share of Great Lakes common stock	- 1)	×	100

    For example, assume a price of $      for a share of Great Lakes common stock and a price of $      for a share of OSCA Class A common stock—the closing trading prices for shares of Great Lakes common stock and the closing trading price for OSCA Class A common stock on the NYSE and the Nasdaq Stock Market, respectively, on            , 2001. At the exchange ratio of      shares of OSCA Class A common stock for each share of Great Lakes common stock, the anticipated premium would be approximately  %. However, because the OSCA Class B common stock may trade at a different price than the OSCA Class A common stock and because market prices for shares of Great Lakes common stock and shares of OSCA Class A common stock may fluctuate over the course of the exchange offer, we cannot predict what the amount of the premium, if any, will be at the closing of the exchange offer or the prices at which OSCA or Great Lakes shares will trade over time.

Q14: What happens if more than 7,900,000 shares of Great Lakes common stock are tendered, i.e., the exchange offer is oversubscribed?

A14: If the exchange offer is oversubscribed, the number of shares of Great Lakes common stock to be accepted from each Great Lakes stockholder who validly tendered and did not properly withdraw shares of Great Lakes common stock will be reduced on a pro rata basis. We refer to this pro rata reduction as "proration." Stockholders who own an aggregate of less than 100 shares of Great Lakes common stock and who tender all of their shares will not be subject to proration. Shares of Great Lakes common stock you own in a Great Lakes or OSCA savings plan, however, will not be subject to this special treatment. For more information, see "The Exchange Offer—Procedures for Tendering Shares of Great Lakes Common Stock" beginning on page 32.

Q15: Are there any conditions to Great Lakes' obligation to complete the exchange offer?

A15: Yes. Great Lakes is not required to complete the exchange offer unless the conditions beginning on page 37 are satisfied prior to the expiration date. In particular, Great Lakes is not required to complete the exchange offer unless at least      shares of Great Lakes common stock are tendered, so that at least  % of Great Lakes' shares of OSCA Class B common stock can be exchanged. We refer to this minimum number of shares of Great Lakes common stock that must be tendered as the "minimum condition." Great Lakes may waive any or all of the conditions to the exchange offer, including the requirement that the minimum condition be satisfied.

Q16: What happens if the minimum condition is not satisfied and fewer than     shares are tendered?

A16: If fewer than            shares of Great Lakes common stock are tendered in the exchange offer, Great Lakes may choose not to complete the exchange offer or it could choose to waive the minimum condition. If Great Lakes chooses not to complete the exchange offer, it will promptly return any shares of Great Lakes common stock that have been tendered.

Q17: What happens if the minimum condition is satisfied or waived, but fewer than      shares of Great Lakes common stock are tendered such that fewer than 7,900,000 shares of OSCA Class B common would be exchanged?

A17: If the exchange offer is completed and fewer than      shares of Great Lakes common stock are tendered such that fewer than 7,900,000 shares of OSCA Class B common would be exchanged, Great Lakes will distribute all the remaining shares of OSCA Class B common stock that it owns, pro rata, to those that remain Great Lakes stockholders following completion of the exchange offer. Any distribution will be made to Great Lakes stockholders of record at the close of business on a date to be determined following the completion of the exchange offer. We refer to this distribution as the spin-off. As soon as practicable after Great Lakes has determined the record date for any spin-off, it will publicly announce the record date and the date of the spin-off.

Q18: Can the exchange offer be extended, and under what circumstances?

A18: Yes. Great Lakes can extend the exchange offer at any time, in its sole discretion, and regardless of whether any condition to the exchange offer has been satisfied or waived. If Great Lakes extends the exchange offer, it will publicly announce by press release the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Q19: Will I be taxed on the shares of OSCA Class B common stock that I receive in the exchange offer?

A19: Great Lakes has received a ruling from the IRS to the effect that the exchange offer and any subsequent spin-off will be tax-free to Great Lakes and Great Lakes stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares of OSCA Class B common stock. The ruling does not address any state, local or foreign tax consequences of the exchange offer and any subsequent spin-off. You should consult your tax advisor as to the particular tax consequences to you of the exchange offer and any subsequent spin-off.

Q20: When will tendering stockholders know the outcome of the exchange offer?

A20: On the first business day after the expiration date, Great Lakes will announce by press release preliminary results of the exchange offer, including any preliminary proration factor. The final proration factor will be announced on      , 2001, unless the offer is extended.

Q21: Who should I call if I have questions or want copies of additional documents?

A21: You may call the information agent, Morrow, at (800) 607-0088 (toll free) in the United States or at (212) 754-8000 (collect) from elsewhere to ask questions about the exchange offer.

Q22: Will I receive dividends from Great Lakes after the exchange offer?

A22: If Great Lakes declares a dividend payable to stockholders of record as of a date after the exchange offer is completed, you will not receive a Great Lakes dividend for any shares of Great Lakes common stock that you tender and that are accepted in the exchange offer because you will no longer own these shares of Great Lakes common stock. On May 3, 2001, Great Lakes declared a quarterly dividend of $0.08 per share of common stock payable on July 31, 2001 to holders of record on July 1, 2001. If you owned Great Lakes common stock at the close of business on July 1, 2001 you will be entitled to receive the dividend for each share you owned on that date, even if you tender all or some of those shares in the exchange offer. You will continue to receive any dividends, when, as and if declared by Great Lakes, on any shares of Great Lakes common stock that you do not exchange. OSCA does not currently pay a dividend on its shares.

SUMMARY

    This summary highlights only some of the information in this document and may not contain all of the information that is important to you. To understand the exchange offer fully and for a more complete description of the legal terms of the exchange offer, you should read this entire document and the documents to which we have referred you in the section entitled "Where You Can Find More Information" on page 108. We have included page references to direct you to a more complete description of the topics discussed in this summary.

OSCA, Inc.

    OSCA provides specialized oil and gas well completion fluids, completion services and downhole completion tools to major oil companies and independent exploration and production companies, primarily in the Gulf of Mexico and in select international markets. Well completion activities are conducted after drilling and prepare the well to begin production. OSCA's products and services help prepare the well for production and enhance the recovery of oil and gas.

    OSCA's products and services provide the following benefits to its customers:

  •
  lengthening well life by controlling the migration of indigenous sand into the well, which damages downhole and surface production equipment and causes the reservoir to degrade prematurely;

  •
  increasing well productivity by minimizing reservoir damage during the completion phase of the well installation process and by repairing reservoir damage incurred during the drilling phase;

  •
  increasing well flow rates by creating fractures in the reservoir and packing the fractures with gravel to prevent the migration of sand into the well, a process which the industry refers to as frac packing; and

  •
  enhancing well productivity by chemically stimulating the reservoir, allowing faster production and, potentially, increasing the total recovery of oil and gas.

    For more details about OSCA's business, see page 69.

    OSCA is a Delaware corporation incorporated in 1979. Its principal executive office is located at 156 Commission Boulevard, Lafayette, LA 70508 and its telephone number is (337) 837-6047.

Great Lakes Chemical Corporation

    Great Lakes is a supplier of specialty chemical solutions. Great Lakes serves customers and markets through a global network of integrated sales, production, research, technical service and distribution facilities. After OSCA's separation from Great Lakes, Great Lakes will be organized into three global business units:

    Polymer Additives—The Polymer Additives business unit is a developer, producer and marketer of bromine-, phosphorus-, and antimony-based flame retardants and value-added antioxidants; UV light stabilizers; performance additives and fluids; and optical monomers. This business unit integrates these compounds into products that resist ignition and help the stability of products during processing or while in use.

    Performance Chemicals—The Performance Chemicals business unit is a collection of individual businesses that apply complex chemical synthesis, process development, manufacturing and toxicological testing to meet highly specific requirements for pharmaceutical, agrochemical and industrial chemical applications.

    Water Treatment—The Water Treatment business unit is a formulator of water treatment biocides and related specialty chemicals that make swimming pools cleaner and drinking water safer. This business unit offers recreational water treatment products to mass merchants, wholesale distributors, specialty store owners and retail customers. Its bromine-based biocides and proprietary polymer-based antiscalants and corrosion inhibitors target industrial customers in the global cooling process, wastewater, paper and desalination industries.

    For more details about Great Lakes' business, see page 79.

    Great Lakes Chemical Corporation is a Delaware corporation incorporated in 1933 and has its principal executive offices at 500 East 96th Street, Suite 500, Indianapolis, Indiana 46240. Its telephone number is (317) 715-3000.

Terms of the Exchange Offer

Terms of the exchange offer (see page 30)	Great Lakes is offering to exchange shares of OSCA Class B common stock per share of Great Lakes common stock, up to a maximum of shares of Great Lakes common stock. You may tender all, some, or none of your Great Lakes shares.

All shares of Great Lakes common stock properly tendered and not withdrawn will be exchanged at the exchange ratio, on the terms and subject to the conditions of the exchange offer, including the proration provisions. Great Lakes will promptly return to stockholders any shares of Great Lakes common stock not accepted for exchange following the expiration of the exchange offer and determination of the final proration factor as described below.
Expiration date; extension; termination (see page 36)
The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on , 2001, unless extended by Great Lakes. You must tender your shares of Great Lakes common stock prior to this time if you wish to participate. Great Lakes may terminate the exchange offer in the circumstances described on pages 37, 38 and 39.
No fractional shares (see page 31)
No fractional shares of OSCA Class B common stock will be distributed in the exchange offer. The exchange agent, acting as the agent for tendering Great Lakes stockholders, will aggregate any fractional shares and sell them for the accounts of stockholders who would otherwise be entitled to receive fractional shares of OSCA Class B common stock in the exchange offer and any subsequent spin-off. Any proceeds realized by the exchange agent on the sale of the fractional shares of OSCA Class B common stock will be distributed in accordance with the stockholder's interest in the sold fractional OSCA shares, net of commissions.
Proration; odd-lots (see page 30)
If more than shares of Great Lakes common stock are tendered, Great Lakes will accept all shares of Great Lakes common stock properly tendered on a pro rata basis. Great Lakes will announce the preliminary proration factor by press release promptly after the exchange offer expires. The final proration factor will be announced on , 2001, unless the offer is extended.

If you own fewer than 100 shares of Great Lakes common stock and tender all of these shares for exchange, you may request preferential treatment by completing Section II.E entitled "Odd-Lot Shares" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your shares will be accepted for exchange without proration if the exchange offer is completed.

Shares you own in a Great Lakes or OSCA savings plan are not eligible for this preferential treatment.
The spin-off (see page 43)
If the conditions to the exchange offer are satisfied or waived, and fewer than shares of Great Lakes common stock are tendered such that fewer than 7,900,000 shares of OSCA Class B common stock would be exchanged, Great Lakes will accept for exchange all shares that are validly tendered and will distribute its remaining shares of OSCA Class B common stock on a pro rata basis to those who remain Great Lakes stockholders following the completion of the exchange offer.
Withdrawal rights (see page 35)
You may withdraw tenders of Great Lakes common stock at any time before the exchange offer expires. If you change your mind again, you may retender your shares of Great Lakes common stock by again following the exchange offer procedures prior to the expiration of the exchange offer.
Conditions for completion of the exchange offer (see page 37)
The exchange offer is subject to various conditions, including that at least shares of Great Lakes common stock are validly tendered and not withdrawn. All conditions must be satisfied or waived for Great Lakes to be obligated to complete the exchange offer. Great Lakes may, at any time, waive any and all conditions to the exchange offer.
Procedures for tendering (see page 32)
If you hold certificates for shares of Great Lakes common stock, you must complete and sign the letter of transmittal designating the number of shares of Great Lakes common stock you wish to tender. Send it, together with your Great Lakes common stock certificates and any other documents required by the letter of transmittal, by registered mail, return receipt requested, so that it is received by the exchange agent at one of the addresses listed on the back cover of this document before the expiration of the exchange offer.

If you hold shares of Great Lakes common stock through a broker, bank or other intermediary, you should receive instructions from that intermediary on how to participate. In this situation, do not complete the letter of transmittal. Please contact the intermediary directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

If you hold certificates for shares of Great Lakes common stock or if you hold shares of Great Lakes common stock through an intermediary, you may also be required to comply with the procedures for guaranteed delivery.

If you hold your shares of Great Lakes common stock as a participant in a Great Lakes or OSCA savings plan, you will receive separate instructions on how to tender these shares and a form of election to tender your shares held under these plans from the trustee or administrator of the plan. Do not use the letter of transmittal to tender shares held under any of these plans.
Delivery of shares of OSCA Class B common stock
Great Lakes will deliver shares of OSCA Class B common stock by book-entry transfer as soon as reasonably practicable after acceptance of shares of Great Lakes common stock for exchange and determination of the final proration factor, if necessary.
Comparative per share market price information (see page 44)
OSCA will apply for listing of the OSCA Class B common stock on the Nasdaq Stock Market under the symbol "OSCA.B." OSCA Class A common stock is currently listed and traded on the Nasdaq Stock Market under the symbol "OSCA." Great Lakes common stock is currently listed and traded on the NYSE under the symbol "GLK." Upon the closing of the exchange offer, the symbol for the OSCA Class A common stock will be changed to "OSCA.A."

On May 31, 2001, the last trading day before the filing of the initial registration statement relating to the exchange offer, the closing sale price of Great Lakes common stock was $34.25 per share and the closing sale price of OSCA Class A common stock was $27.39 per share, as reported on the NYSE and the Nasdaq Stock Market, respectively. On , 2001, the second to last trading day before the start of the exchange offer the closing sale price of Great Lakes common stock was $ and the closing sale price of OSCA Class A common stock was $ , as reported on the NYSE and The Nasdaq Stock Market, respectively.

Holders of OSCA Class A common stock and Class B common stock generally have identical rights, including dividend and liquidation rights, except that holders of OSCA Class A common stock are entitled to one vote per share, while holders of OSCA Class B common stock are entitled to ten votes per share. The OSCA Class B common stock is anticipated to trade in a similar price range as the Class A common stock. We cannot, however, assure you that this will occur.
Material United States federal income tax consequences (see page 105)
Great Lakes has received a ruling from the IRS to the effect that the exchange offer and any subsequent spin-off will be tax-free to Great Lakes and Great Lakes stockholders for United States federal income tax purposes, except with respect to any cash received in lieu of fractional shares of OSCA Class B common stock. The ruling does not address any state, local or foreign tax consequences. You should consult your tax advisor as to the particular tax consequences to you of the exchange offer and any subsequent spin-off.

IRS regulations require that, if you participate in the exchange offer and any subsequent spin-off, you include certain information in your U.S. federal income tax return for the year in which the exchange offer and any subsequent spin-off occurs. Great Lakes will provide this information to you after the exchange offer and any subsequent spin-off is completed.
No appraisal rights (see page 29)	No appraisal rights are available to stockholders of Great Lakes or OSCA in connection with the exchange offer and any subsequent spin-off.
Exchange agent	Computershare Trust Company of New York
Information agent	Morrow & Co., Inc.
Dealer manager	Morgan Stanley Dean Witter
Risk factors (see page 16)	You should consider carefully the matters described in the section entitled "Risk Factors," as well as the other information included in this document and the documents to which we have referred you.
Determining whether to participate in the exchange offer
None of Great Lakes, OSCA, the exchange agent, the information agent, the dealer manager or any of their respective officers or directors makes any recommendation as to whether you should tender your shares of Great Lakes common stock in the exchange offer. You must make your own decision regarding whether to tender and, if so, how many shares to tender after reading this document and the related documents and consulting with your advisors based on your own financial position and requirements and any other relevant considerations.
We urge you to read this document and the accompanying documents very carefully.
Regulatory issues (see page 29)
In order to complete the exchange offer, Great Lakes will make certain filings and notifications and expects to receive certain authorizations or exemptions from governmental agencies regulating securities law issues in foreign jurisdictions. Great Lakes believes that no other material foreign regulatory requirements need to be complied with, and no further material approvals must be obtained.
Legal limitation	Great Lakes is not making any offer to sell, nor is it soliciting any offer to buy, stock in any jurisdiction in which the offer or sale is not permitted.

Comparative Per Share Data

    We summarize in the tables below the historical and pro forma per share information for Great Lakes common stock and OSCA common stock. We calculated book value per share based on the liquidation rights of each class, which are described at "Comparison of Rights of Stockholders of OSCA and Great Lakes" beginning on page 96. All earnings per share amounts set forth in this document are reported as diluted, unless otherwise noted.

Historical Per Share Data

	As of and for the year ended December 31,				As of and for the six months ended June 30,
	1999		2000		2000		2001
	Great Lakes	OSCA	Great Lakes	OSCA	Great Lakes	OSCA	Great Lakes	OSCA
					(unaudited)
Book value per common share	$18.24	$(2.37)	$18.92	$4.63	$18.08	$4.29	$15.23	$4.97
Cash dividends per share	.32	—	.32	—	.16	—	.16	—
Earnings per share attributable to common stock	2.41	.10	2.42	.61	1.27	.27	(2.65)	.35

Pro Forma Per Share Data

    This pro forma per share information gives effect to a fully-subscribed exchange offer. As a result of the exchange offer, the earnings per share calculation of Great Lakes common stock reflects the lower number of outstanding shares of Great Lakes common stock.

	As of and for the six months ended June 30, 2001
	Great Lakes	OSCA
	(unaudited)
Book value per share	$15.70	$4.97
Cash dividends per share	.16	—
Earnings per share attributable to common stock	(3.10)	.34

    The historical data as of and for the year ended December 31, 2000 has been derived from and should be read in conjunction with the audited consolidated financial statements and related notes of Great Lakes and OSCA. The historical data as of and for the six months ended June 30, 2001 are derived from Great Lakes' and OSCA's unaudited consolidated financial statements. Great Lakes' consolidated financial statements are incorporated into this document by reference. See "Where You Can Find More Information" on page 108 for information on obtaining copies of Great Lakes' financial statements. OSCA's financial statements for the three fiscal years ended December 31, 2000, and the six month periods ended June 30, 2000 and June 30, 2001 are included in this document beginning on page F-1.

    The pro forma information provided above and below is presented to show Great Lakes and OSCA as if the transactions had occurred at the times outlined above. You should not rely on the pro forma information as being indicative of the historical results that would have occurred or the future results that Great Lakes and OSCA will experience after the exchange offer. For a detailed description of the pro forma adjustments, see the section of this document entitled "Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page 51.

Summary Historical and Pro Forma Consolidated Financial Data of OSCA

    The following table sets forth summary historical and pro forma financial data of OSCA for the periods and as of the dates presented. The summary financial data for OSCA for each of the years in the three-year period ended December 31, 2000 are derived from OSCA's consolidated financial statements and notes thereto, which are included elsewhere in this document, and have been audited by Ernst & Young, LLP, independent auditors. The financial data for the six month periods ended June 30, 2000 and 2001 are derived from OSCA's unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which OSCA considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

    The pro forma condensed consolidated financial data illustrates the estimated effects of the exchange offer and any subsequent spin-off as described in the notes to that data included elsewhere in this document. The pro forma statement of operations data for the year ended December 31, 2000 and the six months ended June 30, 2001 are presented as if the exchange offer and any subsequent spin-off occurred as of January 1, 2000. The pro forma balance sheet data are presented as if the exchange offer and any subsequent spin-off occurred on June 30, 2001. OSCA believes that the assumptions used provide a reasonable basis for presenting the significant effects of the exchange offer and any subsequent spin-off. The pro forma data do not purport to represent what OSCA's results of operations or financial position would have been if this offering had actually occurred on such dates or to project OSCA's results for any future period.

    The summary financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations of OSCA" beginning on page 61 and OSCA's consolidated financial statements and related notes included elsewhere in this document.

				Six Months Ended June 30,		Pro Forma
	Year Ended December 31,
						Year Ended December 31, 2000	Six Months Ended June 30, 2001
	1998	1999	2000	2000	2001
				(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$113,369	$91,938	$131,961	$55,383	$85,639	$131,961	$85,639
Operating expenses:
Cost of sales	88,800	74,635	98,224	41,336	64,243	99,203	64,435
Selling, general and administrative expenses	19,271	18,153	21,391	10,242	11,079	21,654	11,100
Amortization of intangibles	370	432	397	199	199	397	199
Special charge (credit) (1)	13,350	(2,550)	(688)	—	—	(688)	—

Operating income (loss)	(8,422)	1,268	12,637	3,606	10,118	11,395	9,905
Interest expense (income), net	(137)	(114)	985	(42)	752	2,200	883
Other expense (income), net	538	(724)	2	(330)	1,041	2	1,041

Income (loss) before income taxes	(8,823)	2,106	11,650	3,978	8,325	9,193	7,981
Income tax provision (benefit)	(1,943)	1,284	4,434	1,625	3,092	3,500	2,961

Net income (loss)	$(6,880)	$822	$7,216	$2,353	$5,233	$5,693	$5,020

Basic earnings per share (2)	$(.82)	$.10	$.61	$.27	$.35	$.48	$.34
Diluted earnings per share	$(.82)	$.10	$.61	$.27	$.35	$.48	$.34
Weighted-average shares outstanding (2)	8,400	8,400	11,826	8,866	14,840	11,826	14,840
Weighted-average shares outstanding assuming dilution	8,400	8,400	11,827	8,869	14,936	11,827	14,936

Other Data:
Depreciation and amortization	$6,053	$7,312	$8,257	$4,109	$4,320	$8,257	$4,320
Capital expenditures	24,140	5,873	4,407	2,045	9,687	4,407	9,687
EBITDA (3)	(2,907)	9,304	20,892	8,045	13,397	19,650	13,184
Adjusted EBITDA (4)	10,443	6,754	20,204	8,045	13,397	18,962	13,184
Cash flows from:
Operating activities	28,068	8,089	(44,923)	(39,857)	20,401	(46,446)	20,188
Investing activities	(27,798)	(5,962)	(2,733)	(1,652)	(8,738)	(2,733)	(8,738)
Financing activities	793	(2,473)	47,695	45,025	(3,978)	47,695	(3,978)
	As of December 31,			As of June 30,
						Pro Forma as of June 30, 2001
	1998	1999	2000	2000	2001
				(unaudited)
	(in thousands)
Balance Sheet Data:
Working capital (deficit)	$44,411	$(29,480)	$53,843	$43,594	$51,197	$51,197
Property and equipment, net	46,054	46,928	41,759	44,750	46,205	46,205
Total assets	120,044	101,687	124,306	109,241	138,429	138,429
Total debt (5)	53,310	109,113	31,214	31,800	28,155	28,155
Total stockholders' equity (deficit)	47,724	(19,930)	68,721	60,009	73,828	73,828

(1)
In 1998, OSCA incurred special charges of $13.4 million related to asset impairments, write-down to fair value of the carrying value of an asset to be disposed of, severance costs, lease costs and other related charges. In 1999, OSCA recognized a credit to special charges of $2.5 million for an upward adjustment of the carrying value of an asset held for disposal which was impaired in 1998. In 2000, OSCA recognized a credit to special charges of $.7 million for an adjustment to lease costs. See note 4 to the consolidated financial statements.

(2)
Basic and diluted earnings per share and the weighted average shares outstanding prior to 2000 include only the Class B Common Stock and have been restated to the number of shares that were converted at the recapitalization in December 1999.

(3)
"EBITDA" is defined herein as income (loss) before income taxes, plus depreciation, amortization of intangibles and interest expense (income), net. OSCA's definition of EBITDA may differ from similarly titled measures used by other companies. OSCA's management believes EBITDA is a widely accepted indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

(4)
"Adjusted EBITDA" is EBITDA plus adjustments to eliminate the effect of special charges (credit) described in footnote (1) above of $13.4 million, $(2.5) million and $(.7) million in 1998, 1999 and 2000, respectively.

(5)
Total debt through March 2000 includes all notes payable to Great Lakes. Total debt as of December 31, 2000 and for the six months ended June 30, 2001 includes all notes payable. Total debt does not include trade payables to Great Lakes or otherwise.

Summary Historical and Pro Forma Consolidated Financial Data of Great Lakes

    The following table sets forth summary historical and pro forma financial data of Great Lakes for the periods and as of the dates presented. The summary financial data for Great Lakes for each of the years in the three-year period ended December 31, 2000 are derived from Great Lakes' consolidated financial statements and notes thereto, which are incorporated by reference in this document, and have been audited by Ernst & Young, LLP, independent auditors. The financial data for the six month periods ended June 30, 2000 and 2001 are derived from Great Lakes' unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Great Lakes considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001.

    The pro forma condensed consolidated financial data illustrate the estimated effects of this offering as described in the notes to that data included elsewhere in this document. The pro forma statement of operations data for the year ended December 31, 2000 and the six months ended June 30, 2001 are presented as if the exchange offer and any subsequent spin-off occurred as of January 1, 2000. The pro forma balance sheet data are presented as if the exchange offer and any subsequent spin-off occurred on June 30, 2001. Great Lakes believes that the assumptions used provide a reasonable basis for presenting the significant effects of the exchange offer and any subsequent spin-off. The pro forma data do not purport to represent what Great Lakes' results of operations or financial position would have been if the exchange offer and any subsequent spin-off had actually occurred on such dates or to project results for any future period.

    The summary financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Great Lakes' consolidated financial statements and related notes incorporated by reference in this document.

						Pro Forma
				Six Months Ended June 30,
	Year Ended December 31,
						Year Ended December 31, 2000	Six Months Ended June 30, 2001
	1998	1999	2000	2000	2001
					(unaudited)
	(in millions, except per share data)
Statement of Operations Data:
Net sales	$1,435.7	$1,500.3	$1,670.5	$847.1	$871.7	$1,538.5	$786.1
Cost of products sold	1,052.9	1,077.2	1,210.8	604.1	688.2	1,112.6	624.0
Selling, general and administrative expenses	192.4	242.8	256.1	130.3	134.7	234.7	123.6
Special charges	116.5	18.2	63.4	66.4	184.0	64.1	184.0

Operating income	73.9	162.1	140.2	46.3	(135.2)	127.1	(145.5)
Gain on sale of subsidiary stock	—	—	60.4	51.9	9.4	—	—
Interest income (expense) — net	(4.7)	(9.0)	(32.4)	(16.3)	(18.1)	(31.4)	(17.3)
Other income (expense) — net	(3.0)	22.3	(3.3)	7.2	(34.2)	(.6)	(30.6)

Income (loss) from continuing operations before income taxes (credit)	66.2	175.4	164.9	89.1	(178.1)	95.1	(193.4)
Income taxes (credit)	9.8	35.8	37.9	20.5	(44.6)	34.1	(50.8)

Net income (loss) from continuing operations	56.4	139.6	127.0	68.6	(133.5)	61.0	(142.6)
Net income from discontinued operations	32.6	—	—	—	—	—	—

Net income (loss)	$89.0	$139.6	$127.0	$68.6	$(133.5)	$61.0	$(142.6)

						Pro Forma
				Six Months Ended June 30,
	Year Ended December 31,
						Year Ended December 31, 2000	Six Months Ended June 30, 2001
	1998	1999	2000	2000	2001
					(unaudited)
	(in millions, except per share data)
Basic earnings per share:
Continuing operations	$.96	$2.42	$2.42	$1.27	$(2.65)	$1.27	$(3.10)
Discontinued operations	$.55	$—	$—	$—	$—	—	$—

	$1.51	$2.42	$2.42	$1.27	$(2.65)	$1.27	$(3.10)

Diluted earnings per share:
Continuing operations	$.95	$2.41	$2.42	$1.27	$(2.65)	$1.27	$(3.10)
Discontinued operations	$.55	—	—	$—	$—	—	$—

	$1.50	$2.41	$2.42	$1.27	$(2.65)	$1.27	$(3.10)

	As of December 31,			As of June 30,
						Pro Forma as of June 30, 2001
	1998	1999	2000	2000	2001
					(unaudited)
	(in millions)
Balance Sheet Data:
Working capital	$649.0	$856.3	$623.0	$671.6	$571.4	$515.2
Total assets	2,004.6	2,261.0	2,134.4	2,116.8	1,932.0	1,797.5
Total debt	519.9	889.4	694.2	678.3	686.1	658.0
Stockholders' equity	1,054.3	994.1	949.7	943.9	766.3	722.0

RISK FACTORS

    You should consider carefully all of the information set forth or incorporated by reference in this document and, in particular, the following risk factors, in considering whether or not to tender your shares of Great Lakes common stock. In addition, for an important discussion of additional uncertainties associated with the businesses of Great Lakes and OSCA and forward-looking information in this document, please see "Special Note on Forward-Looking Information" beginning on page 26.

Risks Related to the Exchange Offer

    Your investment in shares of Great Lakes common stock will be subject to different risks after the exchange offer regardless of whether you elect to participate in the offer.

    Your investment will be subject to different risks as a result of the exchange offer and any subsequent spin-off, regardless of whether you tender all, some or none of your shares of Great Lakes common stock.

  •
  If you exchange all of your shares of Great Lakes common stock for shares of OSCA Class B common stock in the exchange offer, you will only have an interest in the future financial performance of OSCA. You will no longer participate in any future change in the value of Great Lakes because you will no longer own any shares of Great Lakes common stock.

  •
  If you exchange some, but not all of your shares of Great Lakes common stock, you will have a direct interest in the financial performance of OSCA which will reduce your interest in the financial performance of Great Lakes.

  •
  If you do not exchange any of your shares of Great Lakes common stock, you will not receive any shares of OSCA Class B common stock and you will not have any direct interest in the OSCA business unless the spin-off is necessary. If you do not tender any of your shares of Great Lakes common stock and the exchange offer is completed, you will not participate in any future change in the value of OSCA.

    Whether you tender your shares of Great Lakes common stock or not, the shares of Great Lakes you hold after the exchange offer and any subsequent spin-off will be in a company that is different from the company in which you held shares before the exchange offer and any subsequent spin-off.

    You may not receive a premium for the shares of Great Lakes common stock you tender in the exchange offer.

    Great Lakes cannot predict whether there will be a premium at the closing of the exchange offer. Accordingly, if you tender shares of your Great Lakes common stock, you may not receive any premium. The anticipated premium is based on the market prices for OSCA Class A common stock and Great Lakes common stock immediately prior to the commencement of the exchange offer. Any actual premium to be received by Great Lakes stockholders participating in the exchange offer will depend on the prices for Great Lakes common stock and OSCA Class B common stock, which will not begin trading until the consummation of the exchange offer, at the closing of the exchange offer. Great Lakes also cannot predict the prices at which shares of OSCA or Great Lakes will trade over time.

    Market prices for OSCA Class B common stock may vary from market prices for OSCA Class A common stock.

    Market prices for OSCA Class B common stock may not be the same as market prices for OSCA Class A common stock. Although the OSCA Class B common stock has substantially identical rights to the Class A common stock, other than voting rights, it is nevertheless possible that market prices for OSCA Class B common stock could be lower than those of OSCA Class A common stock.

    The historical and pro forma financial information of OSCA and Great Lakes may not necessarily reflect their results as separate companies.

    The historical financial information of OSCA presented in this document has primarily been carved out from Great Lakes' consolidated financial statements and may not necessarily reflect what the results of operations, financial condition and cash flows of OSCA would have been had the companies been separate, stand-alone entities pursuing independent strategies during the periods presented. Similarly, Great Lakes' pro forma financial information presented in this document may not be indicative of the historical results that it would have achieved had the transactions described in this document occurred at the dates and times suggested. As a result, historical and pro forma financial information is not necessarily indicative of future results of operations, financial condition and cash flows of Great Lakes or OSCA.

    The IRS may treat the exchange offer and any subsequent spin-off, if applicable, as taxable.

    Great Lakes has received a ruling from the IRS that, for United States federal income tax purposes, the exchange offer and any subsequent spin-off will be tax-free to Great Lakes and Great Lakes stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares of OSCA Class B common stock. If Great Lakes or OSCA does not comply with the undertakings made to the IRS in connection with obtaining the ruling, or if the representations made by Great Lakes or OSCA to the IRS in connection with obtaining the ruling are determined to be inaccurate or untrue, Great Lakes will not be able to rely on the ruling. If Great Lakes completes the exchange offer and any subsequent spin-off and the exchange offer or the spin-off are determined to be taxable, Great Lakes and its stockholders who receive shares of OSCA Class B common stock could be subject to a material amount of taxes. Great Lakes and OSCA will not indemnify any individual stockholder for any taxes that may be incurred in connection with the exchange offer or any subsequent spin-off.

    The distribution of shares of OSCA Class B common stock in the exchange offer and any subsequent spin-off may adversely affect the market price of shares of OSCA Class B and Class A common stock.

    The exchange offer and, if applicable, any subsequent spin-off will substantially increase the number of publicly held shares of OSCA common stock and the number of OSCA stockholders. The OSCA Class B common stock held by Great Lakes comprises approximately 53% of the outstanding OSCA common stock. The shares of OSCA Class B common stock to be distributed to Great Lakes stockholders in the exchange offer and any subsequent spin-off, if applicable, will generally be eligible for immediate resale in the open market. If a significant number of Great Lakes stockholders who receive shares of OSCA Class B common stock in the exchange offer or any subsequent spin-off attempt to sell their shares of OSCA Class B common stock in the open market after the exchange offer, the market price of shares of OSCA Class B and Class A common stock could be adversely affected. No one can assure you that market prices for the shares of OSCA Class B and Class A common stock will not fluctuate significantly after the exchange offer.

    Market prices for shares of Great Lakes common stock may decline following the completion of the exchange offer.

    Investors purchasing shares of Great Lakes common stock in order to participate in the exchange offer may have the effect of artificially raising market prices for shares of Great Lakes common stock during the pendency of the exchange offer. Following the completion of the exchange offer, the market price for shares of Great Lakes common stock may decline because exchange offer-related demand for shares of Great Lakes common stock will cease. Market prices for shares of Great Lakes common stock may also decline following the completion of the exchange offer and any subsequent spin-off, if applicable, because shares of Great Lakes common stock will no longer include an investment in the OSCA business.

    There is no public market for OSCA Class B common stock and an active trading market may not develop.

    Prior to the exchange offer, there has been no public market for the shares of OSCA Class B common stock. Although Great Lakes expects the OSCA Class B common stock to be approved for quotation on the Nasdaq Stock Market, an active trading market may not develop.

    If OSCA is unable to secure replacement services for the services provided by Great Lakes on terms at least as favorable as those negotiated with Great Lakes, its operating results could suffer.

    Prior to OSCA's initial public offering, Great Lakes and OSCA entered into agreements providing for the separation of the OSCA business from Great Lakes. These agreements governed the terms of the separation and provide for various interim and ongoing relationships. The benefits and services provided to OSCA under these agreements include treasury and cash management, risk management, human resources and benefits and administration support, purchasing and legal assistance on an as needed basis.

    Upon completion of the exchange offer and any subsequent spin-off, Great Lakes will no longer provide services to OSCA unless Great Lakes and OSCA agree to extend any services for a limited period of time following the exchange offer and any subsequent spin-off. Great Lakes cannot assure you that OSCA will be able to replace these services on terms as favorable as those negotiated with Great Lakes, if at all, or that the termination of these services will not adversely affect OSCA or that Great Lakes will agree to extend any required services after the completion of the exchange offer. OSCA's management currently estimates that the increased costs to replace the services previously provided by Great Lakes will be $1.2 million annually.

Risks Related to OSCA

    OSCA's revenue, cash flow and earnings could be harmed by any decreases in the level of oil and gas exploration and development activity.

    OSCA's operations are dependent on the level of oil and gas exploration and development activity, particularly in the Gulf of Mexico. Any reduced activity could cause significant declines in its revenue, cash flow and profitability. The level of exploration and development activity is affected by both short-and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. Oil and gas prices historically have reacted to actual and perceived changes in oil and gas supplies and demand, which has resulted in varying levels of exploration and production activity. Oil and gas prices are affected by numerous factors, many of which are beyond OSCA's and its customers' control. These factors include:

  •
  the level of exploration activity;

  •
  worldwide economic activity;

  •
  interest rates and the cost of capital;

  •
  environmental regulation;

  •
  tax policies;

  •
  political requirements of national governments;

  •
  coordination by the Organization of Petroleum Exporting Companies (OPEC);

  •
  the cost of producing oil and gas; and

  •
  technological advances that reduce demand for petroleum products.

    A significant or prolonged decline in future oil and gas prices would likely result in reduced exploration and development and a decline in the demand for OSCA's services. For example, during the last half of 1998 and the first half of 1999, oil prices declined to their lowest levels in over 12 years. The resulting decline in exploration and development activities significantly reduced demand for OSCA's products and services and subjected OSCA to increased pricing pressure. OSCA's prices are still below 1997 and 1998 levels, and may not recover in the foreseeable future, if at all. In recent years, consolidation in the oil and gas exploration and production sector has also resulted in disruptions in the level of exploration and production activity by some of OSCA's customers, which could decrease demand for its products and services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of OSCA" beginning on page 61.

    OSCA is subject to significant contractual limitations by Great Lakes that could limit the conduct of its business and its ability to pursue its business objectives and business opportunities, including its strategy of completing and integrating strategic acquisitions.

    In connection with its initial public offering, OSCA entered into an agreement with Great Lakes that contains a number of restrictive covenants designed to preserve the tax-free nature of the exchange offer and any subsequent spin-off that, individually or in the aggregate, could materially limit the way in which OSCA conducts its business and its ability to pursue its business objectives. Consequently, OSCA's financial results might be weaker than what they would have been in the absence of these restrictions and OSCA may be unable to meet its growth objectives. Covenants in OSCA's agreements with Great Lakes will, among other things, limit its ability to issue equity, which could limit its ability to complete acquisitions and raise capital. Among other things, until two years after the completion of the exchange offer and any subsequent spin-off OSCA may be prohibited from issuing or agreeing to issue equity that, when combined with shares issued in the IPO and previously sold or exchanged by Great Lakes, would comprise 50% or more of the value or voting power of all outstanding shares of OSCA's equity. Because OSCA and Great Lakes have previously sold 6,940,000 shares of OSCA stock, or approximately 47% of the total value of OSCA's equity, the number of shares available to OSCA for acquisition and financing purposes over the next two years may not exceed approximately 960,000 shares, assuming the value of OSCA's Class A common stock and Class B common stock is equal. The limitations placed on OSCA by these restrictions could impair the value of your investment in OSCA. For more information about these restrictions, see "Agreements Between Great Lakes and OSCA—Certain Relationships and Related Transactions—IPO and Distribution Agreement" beginning on page 102.

    Under certain circumstances, OSCA may be required to indemnify Great Lakes if the exchange offer or any subsequent spin-off is determined to be taxable.

    The law governing the tax-free nature of the exchange offer and any subsequent spin-off is complex and subject to changing interpretations by the IRS. Moreover, the tax-free nature of the exchange offer and any subsequent spin-off can be adversely affected by actions taken by Great Lakes, OSCA and others as much as two years after completion of the exchange offer and any subsequent spin-off. OSCA has agreed that neither it nor its affiliates will take a variety of actions that might adversely affect the tax-free nature of the exchange offer and any subsequent spin-off. It is possible that OSCA or others could take actions that, due to ambiguities in the governing law, neither OSCA nor such person realized would jeopardize the tax-free nature of the exchange offer and any subsequent spin-off. If the tax-free nature of the exchange offer and any subsequent spin-off is lost because of a breach by OSCA of its covenants to preserve the tax-free status of the exchange offer and any subsequent spin-off, OSCA may be required to indemnify Great Lakes for its tax liability. This indemnification obligation would materially and adversely affect OSCA's business and financial condition.

    OSCA may be unable to realize its business strategy of completing and integrating strategic acquisitions.

    There are risks associated with OSCA's business strategy to acquire, make investments in, or enter into joint ventures or other strategic alliances with, companies whose business complements its business.

OSCA may not be able to identify suitable candidates to acquire or enter into joint ventures or other arrangements with it or it may not be able to obtain financing on satisfactory terms for those activities. In addition, if OSCA acquires a company, it could have difficulty assimilating the personnel and operations of the acquired company, which could prevent it from realizing expected synergies. This could disrupt OSCA's ongoing business and distract its management. OSCA cannot assure you that it would succeed in overcoming these risks or any other problems in connection with any acquisitions it may make or joint ventures it may enter into.

    If OSCA is unable to hire additional qualified personnel and retain existing personnel, it may not be successful.

    OSCA's future success depends on its ability to retain its highly-skilled engineers and technical sales and service personnel. The market for these employees is very competitive and if OSCA cannot continue to attract and retain quality personnel, its ability to compete and to grow its business will be severely limited. As conditions continue to improve in the oil and gas market generally, the supply of qualified engineers in completion fluids, downhole completion tools and completion services has tightened substantially. Furthermore, attracting and retaining scientific and engineering personnel in OSCA's industry typically requires attractive compensation packages. A significant increase in the wages paid by competing employers could result in a reduction in OSCA's skilled labor force, increases in the rates of wages OSCA must pay, or both and could keep it from taking advantage of increased drilling activity. Its success also depends upon the continuing contributions of its key management, research, product development, sales and marketing, and manufacturing personnel, many of whom would be difficult to replace, including Robert L. Hollier, OSCA's president and chief executive officer, and Richard J. Alario, its executive vice president. OSCA does not have employment agreements with any of its key management or other personnel, and cannot assure you as to how long they will remain with OSCA. OSCA also does not have any key man life insurance policies for any of its personnel.

    OSCA may not be able to obtain additional capital to fund its growth and operations on reasonable terms which could harm its business and negatively impact its stockholders.

    Since its initial public offering, OSCA has not received capital contributions from Great Lakes. Because OSCA's credit rating is lower than that of Great Lakes, and Great Lakes will no longer guarantee any of OSCA's third party indebtedness after the exchange offer and any subsequent spin-off, OSCA will not be able to obtain financing with interest rates and terms as favorable as those it obtained when affiliated with Great Lakes. As a result, OSCA's future operating results may differ significantly from its historical operating results. If adequate funds are not available or are not available on reasonable terms, OSCA may be unable to develop or enhance its products and services, take advantage of future opportunities, including increased drilling activities, or respond to competitive pressures, which could seriously harm its business. If OSCA raises additional funds through the issuance of debt or equity securities if permitted by the IPO and Distribution Agreement entered into with Great Lakes and as described herein, the percentage ownership of its existing stockholders may be reduced, the securities issued may have rights, preferences and privileges senior to those of OSCA's common stock, and the terms of the securities may impose restrictions on its operations. For a discussion of these and other factors affecting OSCA's liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources of OSCA" beginning on page 66.

    Because the market for OSCA's products and services is characterized by continual and rapid technological developments, its future success will depend on its ability to keep pace with these developments.

    The market for OSCA's products and services is characterized by continual and rapid technological developments that have resulted in, and will likely continue to result in, substantial improvements in product function and performance. OSCA's future success and profitability are dependent upon its ability to:

  •
  improve its existing product lines;

  •
  address the increasingly sophisticated needs of its customers;

  •
  maintain a reputation for technological innovation; and

  •
  maintain market acceptance.

OSCA believes that technological innovation is particularly important in its downhole tools product lines. For example, products that OSCA has introduced since 1997 were responsible for over 43% of its net revenues for that segment in 2000. In light of the market demands for leading technology, OSCA also believes that its success will depend on its ability to anticipate changes in technology and industry standards and to respond to technological developments on a timely basis, either internally or through strategic alliances. Current competitors or new market entrants may develop new technologies, products or standards that could render some of OSCA's products obsolete. OSCA may not be successful in developing and marketing, on a timely and cost-effective basis, product enhancements or new products that respond to technological developments, that are accepted in the marketplace or that comply with industry standards.

    OSCA faces significant competition from other providers of completion fluids, well completion services and downhole completion tools, many of whom are larger than it is and have significantly greater resources than it has.

    The market for completion fluids, well completion services and downhole completion tools is highly competitive, and several of OSCA's primary competitors are diversified, multinational companies, such as Halliburton and Schlumberger, with substantially larger operating staffs and greater capital resources, which enhance their ability to engage in price competition. Furthermore, OSCA has been operating in two of its segments, completion services and downhole completion tools, for a significantly shorter time than have most of its competitors. Because of their greater resources, and/or their longer operating experience, some of OSCA's competitors may be able to withstand future downturns in the oil and gas industry better than it could.

    OSCA's operations are subject to hazards customary in the oilfield service industry and marine operations. OSCA may not have adequate insurance to cover all these hazards.

    OSCA's operations are subject to many hazards associated with oilfield services and with marine operations which may expose it to significant liabilities for which it may not have adequate insurance coverage. Providing well completion services requires the use of heavy equipment and hazardous chemicals, which may subject OSCA to liability claims by employees, customers and third parties. Hazards, such as well blowouts, vessels capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions, are inherent in offshore operations. These hazards can cause significant personal injury or loss of life, severe damage to and destruction of property and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in OSCA being named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs and fines and/or penalties.

    OSCA maintains an amount of insurance protection that it considers appropriate, but it cannot assure you that its insurance will be sufficient or effective under all circumstances or against all hazards or liabilities to which it may be subject. A successful claim for which OSCA is not fully insured could hurt its financial results and materially harm its financial condition. In addition, OSCA currently has the benefit of being insured under Great Lakes' insurance coverage. OSCA cannot assure you that insurance coverage on a stand-alone basis will be available at all or at rates or on terms similar to those available to Great Lakes. OSCA may not be able to maintain adequate insurance in the future at rates or on terms it considers reasonable or acceptable. OSCA is currently in the process of finalizing its third party insurance arrangements. See "Business of OSCA—Operating Hazards and Insurance" on page 76.

    Because OSCA's downhole completion tools and the use of coiled tubing are complex and are deployed deep underground, any defects discovered subsequent to their deployment could cause OSCA to incur material repair or replacement costs and could expose it to significant liabilities for damages suffered by its customers.

    OSCA's downhole completion tools and use of coiled tubing are highly complex and are deployed several miles below the earth's surface in sometimes complex environments. The discovery of any defects in OSCA's downhole completion tools or coiled tubing after deployment could result in product returns, diversion of its resources, increased service and warranty costs, increased insurance costs, and claims by its customers for rig downtime, lost or damaged wells, personal injuries and/or environmental damages, any of which could adversely affect OSCA's financial results. Any of these occurrences could also result in the loss of or delay in market acceptance of OSCA's products, which could harm its business and reputation and could impair its ability to grow.

    A small number of customers account for a substantial portion of OSCA's revenue and the loss of any of these customers could hurt its results and cause its stock price to decline.

    OSCA's customer base has been and may continue to be concentrated with a small number of customers accounting for a significant portion of its revenue. In 2000, Houston Exploration accounted for 7.2% of OSCA's net revenue. In addition, OSCA's next 14 customers accounted for 45.2% of its net revenue in 2000. If OSCA were to lose any of these customers, or if they were to reduce their orders for its products and services, and OSCA was not able to replace them with new customer accounts, it would lose significant revenue and it could cause OSCA's stock price to decline. In 1999, 15 customers accounted for approximately 56% of OSCA's net revenue.

    OSCA's business operations face risks associated with international operations, which could hurt its results and therefore cause its stock price to decline.

    OSCA has significant operations outside the United States. International operations, which constituted 14.5% and 14.1% of OSCA's net revenues in 2000 and the six months ended June 30, 2001, respectively, are subject to a number of risks and uncertainties, including:

  •
  difficulties and costs associated with complying with a wide variety of complex foreign laws, treaties and regulations;

  •
  unexpected changes in regulatory environments;

  •
  inadequate protection of intellectual property in foreign countries;

  •
  legal uncertainties regarding, and timing delays and expenses associated with, tariffs, export licenses, and other trade barriers;

  •
  difficulties enforcing agreements and collecting receivables through foreign legal systems;

  •
  longer payment cycles of foreign customers compared with customers in the United States;

  •
  tax rates in foreign countries that may exceed those of the United States and foreign earnings that may be subject to withholding requirements or the imposition of tariffs or other restrictions;

  •
  exchange controls or other limitations on international currency movements;

  •
  political and economic instability;

  •
  use of independent foreign sales agents who may not be as effective or loyal as OSCA's employees;

  •
  difficulties associated with managing a large organization spread throughout various countries;

  •
  nationalization of properties by foreign governments; and

  •
  war and civil disturbances.

As OSCA continues to expand its business globally, its success will be dependent, in part, on its ability to anticipate and effectively manage these and other risks. Any of these factors could impair OSCA's ability to expand into international markets and could prevent it from increasing its revenue and OSCA's profitability and meeting its growth objectives.

    Moreover, OSCA's present plans for growth depend, in part, on expanding its international operations. OSCA's financial condition and prospects for growth could be harmed by economic downturns in the specific regions in which it operates or plans to operate in the future. For example, in 1998 and 1999 the economic and industry downturn in Venezuela and other oil producing regions of Latin America led to a reduction in demand for OSCA's products and services in those areas and hurt its financial results. In addition, OSCA's results of operations from international activities have been adversely affected by significant decreases in well rig and drilling activity in the North Sea. For example, while 80 rigs were in operation in the North Sea at the end of 1992, there were only 74 rigs in operation in that same area at June 30, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of OSCA—Factors Affecting Results of Operations" beginning on page 61, "—Results of Operations" beginning on page 62 and "Selected Historical Financial Data of OSCA" beginning on page 48.

    OSCA faces risks related to foreign currency exchange rates.

    Approximately 5.0% of OSCA's net revenue and 9.0% of its operating expenses in 2000 were denominated in foreign currencies. For the six months ended June 30, 2001, 5.0% of OSCA's net revenue and 6.0% of OSCA's operating expenses were denominated in foreign currencies. Because a portion of OSCA's revenue and operating expenses are denominated in foreign currencies, it is subject to foreign exchange risks that could adversely affect its operations. To the extent that OSCA incurs expenses in U.S. dollars but earns revenue in foreign currencies, any decrease in the values of those foreign currencies relative to the U.S. dollar could cause its profit margins to decline or could cause its products to be less competitive against those of foreign competitors. At this time, OSCA does not have any plans to hedge any of its exposures to currency exchange rates.

    OSCA may be adversely affected by the environmental and safety regulations to which it is subject.

    OSCA is subject to federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries in which it does business. OSCA cannot assure you that it has been, or will be at all times, in compliance with all these requirements. These requirements, and enforcement of these requirements, may become more stringent in the future. Although OSCA cannot predict the ultimate cost of compliance with any future requirements, the costs could be material. Non-compliance could subject OSCA to material liabilities, such as government fines, third-party lawsuits or the suspension of operations. In the routine course of providing its services, OSCA handles, stores and transports bulk quantities of hazardous materials. If a leak or spill from OSCA's facilities or vessels or otherwise occurred in connection with its operations, OSCA could incur material costs to remediate any resulting contamination. In addition, OSCA's business depends on the demand for its services from the oil and gas industry and could be materially impaired by changes in the environmental and safety regulations relating to the oil and gas industry to the extent those regulations increase its customers' costs or otherwise affect their demand for OSCA's products and services or their ability generally to pursue exploration and development activities. For more information about OSCA's environmental compliance and potential environmental liabilities, see "Business of OSCA—Environmental Matters" on page 77.

    OSCA's results of operations are subject to quarterly fluctuations based on changes in demand for its services by oil and gas companies. These fluctuations could result in volatility in OSCA's stock price.

    OSCA's operations are subject to fluctuations in demand for its services by oil and gas companies, which may cause its results of operations to fluctuate on a quarterly basis. OSCA's results of operations are dependent on the level of well completion activity in the markets in which it operates, and such activities are, in turn, subject to both short-term and long-term trends in oil and gas prices. The timing and magnitude of OSCA's customers' purchases and the incurrence of operating expenses by it can lead to significant fluctuations in OSCA's quarterly results of operations, which may, in turn, result in significant fluctuations in the price of its Class B common stock.

    Provisions in OSCA's corporate documents and documents relating to its separation from Great Lakes, as well as provisions of Delaware law, could discourage a change in control of OSCA that stockholders may consider favorable. Consequently these provisions could depress the price of OSCA's common stock.

    The existence of some provisions in OSCA's corporate documents, certain agreements relating to its separation from Great Lakes and Delaware law could delay or prevent a change in control of OSCA that its stockholders may consider favorable. This may reduce the market price of OSCA's common stock. OSCA's certificate of incorporation and bylaws contain provisions that may make the acquisition of control of it more difficult, including provisions relating to the nomination, election and removal of directors and limitations on actions by its stockholders. Delaware law also imposes some restrictions on mergers and other business combinations between OSCA and any holder of 15% or more of its outstanding common stock.

    A stockholder who accumulates OSCA's Class B common stock may be able to acquire a controlling interest in OSCA without acquiring a majority of OSCA's outstanding common stock.

    Because OSCA's Class B common stock has ten votes per share and its Class A common stock has one vote per share, a stockholder or group of stockholders acting in concert could acquire a majority of OSCA's total voting power without acquiring a majority of OSCA's outstanding common stock. OSCA's 6,940,000 outstanding shares of Class A common stock will have 6,940,000 votes in the election of OSCA's directors, while OSCA's 7,900,000 outstanding shares of Class B common stock will have 79,000,000 votes. Currently, OSCA does not have a stockholder rights plan or other mechanism that would deter a stockholder from acquiring any specified percentage of either class of its common stock.

    OSCA's stock price may fluctuate significantly and you could lose all or part of your investment as a result.

    The market price of OSCA's common stock may experience significant fluctuations in response to:

  •
  its operating results;

  •
  changes in earnings estimates by securities analysts or OSCA's ability to meet those estimates;

  •
  news announcements regarding the oil and gas industry in general or OSCA or any of its customers or competitors;

  •
  performance of similar companies; or

  •
  other factors beyond OSCA's control.

    In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This volatility may depress the trading price of OSCA's common stock.

Risks Relating to Great Lakes

    OSCA may not have adequate funds to perform its indemnity obligations to Great Lakes under the separation agreements entered into at the time of OSCA's initial public offering.

    Great Lakes and OSCA have agreed to indemnify each other from taxes resulting from the failure of the exchange offer and any subsequent spin-off to qualify as tax-free, in certain circumstances, and for a number of other matters. If the exchange offer or any subsequent spin-off is held to be taxable, Great Lakes and OSCA have agreed to indemnify each other for any such taxes incurred by the other party to the extent these taxes are attributable to specific actions or failures to act by Great Lakes or OSCA, or to specific transactions involving Great Lakes or OSCA following the exchange offer or any subsequent spin-off. These indemnification obligations are only for Great Lakes' and OSCA's benefit. Great Lakes and OSCA will not indemnify any individual stockholders for any taxes that may be incurred in connection with the exchange offer and any subsequent spin-off. OSCA has also agreed to indemnify Great Lakes from all liabilities arising from the OSCA business, any of OSCA's liabilities or any of its contracts, and any breach by OSCA of the separation agreement or any ancillary agreement. Great Lakes has agreed to indemnify OSCA from all liabilities arising from its business, other than the OSCA business, and any breach by Great Lakes of the separation agreement or any ancillary agreement. OSCA may not, however, have adequate funds to perform its indemnification obligations.

    The exchange offer and, if applicable, any subsequent spin-off will cause Great Lakes' assets and total capitalization to decrease.

    If Great Lakes completes the exchange offer and spin-off, if necessary, it will no longer own any of the outstanding capital stock of OSCA. Accordingly, its balance sheet and income statement will no longer reflect the assets and operations of OSCA, and the total market capitalization of Great Lakes is expected to decrease. Upon completion of the exchange offer, Great Lakes will no longer have access to the cash flow provided by OSCA. For more information on the financial impact on Great Lakes of the exchange offer, see "Unaudited Pro Forma Condensed Consolidated Financial Information" beginning on page 51.

SPECIAL NOTE ON FORWARD-LOOKING INFORMATION

    This document and the documents incorporated by reference in this document contain forward-looking statements that involve risks and uncertainties. We use words such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "project," "estimate," "will," "may," "should," "future," "predicts," "potential," "continue" and similar expressions to identify these forward-looking statements.

    Actual results of Great Lakes and OSCA could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this document entitled "Risk Factors" beginning on page 16, "Management's Discussion and Analysis of Financial Condition and Results of Operations of OSCA" beginning on page 61 and other sections of this document and the documents incorporated by reference into this document. In particular, you should review Great Lakes' and OSCA's SEC filings, including the cautionary statements included in Great Lakes' and OSCA's Annual Reports on Form 10-K for the year ended December 31, 2000 and in Great Lakes' and OSCA's reports on Form 10-Q for the quarter ended June 30, 2001. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements contained in this document. Other unknown or unpredictable factors also could be materially harmful to Great Lakes' and OSCA's future results, including the following:

  •
  any failure or delay in achieving the expected benefits to OSCA from the separation of OSCA;

  •
  OSCA's failure to obtain adequate replacement services for the services provided by Great Lakes on a cost effective basis;

  •
  Great Lakes' ability to achieve forecasted savings, as well as improvements in productivity and efficiency from its business reshaping;

  •
  economic factors over which Great Lakes and OSCA have no control, including changes in inflation, tax rates, interest rates and foreign currency exchange rates;

  •
  competitive factors such as pricing pressures on key products and the cost and availability of key raw materials;

  •
  governmental factors including laws and regulations and judicial decisions related to the production or use of key products such as bromine and bromine derivatives;

  •
  the difficulties and uncertainties inherent in new product development. New product candidates that appear promising in development may fail to reach the market because of safety concerns, an inability to obtain necessary regulatory approvals, difficulty or excessive costs to manufacture, or infringements of the patents or intellectual property rights of others;

  •
  legal factors, including unanticipated litigation of product liability claims, antitrust litigation, environmental matters or patent disputes with competitors, which could preclude commercialization of products or services or negatively affect the profitability of existing products;

  •
  inability to obtain existing levels of product liability insurance or denial of insurance coverage following a major product liability claim;

  •
  changes in tax laws, including future changes in tax laws related to the remittance of foreign earnings or investments in foreign countries with favorable tax rates;

  •
  changes in accounting standards promulgated by the Financial Accounting Standards Board, the Securities and Exchange Commission, or the American Institute of Certified Public Accountants, which are adverse to Great Lakes and/or OSCA;

  •
  internal factors such as changes in business strategies and the impact of cost control efforts and business combinations; and

  •
  loss of brine leases or inability to produce the bromide ion in required quantities due to depletion of resources or other causes beyond Great Lakes' or OSCA's control.

    You should rely only on the information contained in this document. None of Great Lakes, OSCA, the dealer manager, the information agent, the exchange agent or any soliciting dealer has authorized anyone to provide you with information different from the information contained in this document. Great Lakes is offering to sell, and seeking offers to buy, the securities offered by this document only in jurisdictions where offers and sales are permitted under the laws of those jurisdictions. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery or of any sale of the securities offered by this document.

THE TRANSACTION

Background and Purpose

    Great Lakes decided to separate OSCA from Great Lakes because the business currently conducted by OSCA no longer fits with the core businesses of Great Lakes. A separation of the OSCA business from Great Lakes' core businesses will enable the management of Great Lakes and OSCA to focus exclusively on maximizing the opportunities for the future growth and profit of their respective businesses without the distractions inherent in being affiliated with an entirely different business. Great Lakes also decided to separate OSCA from Great Lakes to enhance the effectiveness of OSCA's equity-based compensation arrangements in attracting, retaining and motivating key employees.

    In September 1999, following a thorough review of the various alternatives for the OSCA business, Great Lakes' board of directors approved an initial public offering of OSCA common stock. In June 2000, OSCA completed its initial public offering, selling to the public 5,600,000 shares of OSCA Class A common stock, representing approximately 40% percent of its total shares outstanding and approximately 6% of the total voting power of OSCA. Holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to ten votes per share. The subsequent exercise of the underwriters' overallotment option resulted in the sale of an additional 840,000 shares of Class A common stock. Through Great Lakes' remaining ownership of OSCA Class B common stock, after giving effect to the sale of 500,000 shares pursuant to Rule 144 of the Securities Act, Great Lakes retained approximately 53% of the total OSCA common stock and currently holds in excess of 90% of the total voting power of OSCA common stock.

    Great Lakes now intends to divest its remaining ownership interest in OSCA through the exchange offer in which its stockholders may exchange some or all of their shares of Great Lakes common stock for Great Lakes' shares of OSCA Class B common stock. Great Lakes believes that the exchange offer is a tax efficient way to achieve the goals outlined above. If less than all of Great Lakes' shares of OSCA Class B common stock are distributed because too few shares of Great Lakes common stock are tendered, yet the minimum condition is satisfied, Great Lakes will spin-off its remaining shares of OSCA Class B common stock. In a spin-off, Great Lakes would distribute, on a pro rata basis, all of its remaining shares of OSCA Class B common stock to those who remain Great Lakes stockholders following the completion of the exchange offer.

Effects

    If Great Lakes completes the exchange offer and spin-off, if necessary, it will no longer own any of the outstanding common stock of OSCA. Accordingly, its balance sheet and income statement will no longer reflect the financial condition and results of operations of OSCA and its total market capitalization will decrease.

    Great Lakes stockholders will be affected by the exchange offer as follows:

  •
  holders who tender all of their shares will, if all of these shares are accepted for exchange, no longer have an ownership interest in Great Lakes and will no longer participate in any future change in its value;

  •
  holders who exchange some, but not all, of their shares of Great Lakes common stock will have a diminished ownership interest in Great Lakes and an increased ownership interest in OSCA; and

  •
  holders who do not tender any of their shares of Great Lakes common stock for exchange will have an increased ownership interest, on a percentage basis, in Great Lakes and no interest in OSCA.

    Persons who remain Great Lakes stockholders after the exchange offer will own shares in a company that no longer owns the OSCA business. OSCA operations represented approximately 7.0% and 3.0% of Great Lakes' net sales and net income, respectively, over the last five completed fiscal years.

No Appraisal Rights

    Appraisal is a statutory remedy available to corporate minority stockholders who object to certain extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require the corporation to repurchase their stock at a price equivalent to its fair value immediately prior to the extraordinary corporate action. No appraisal rights are available to Great Lakes stockholders in connection with the exchange offer.

Regulatory Approval

    No filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are required in connection with the exchange offer and any subsequent spin-off generally. However, if a Great Lakes stockholder decides to participate in the exchange offer and acquires enough shares of OSCA Class B common stock to exceed any threshold stated in the regulations under the Hart-Scott-Rodino Act, as amended, and if an exemption under those regulations does not apply, that stockholder and Great Lakes would be required to make filings under the Hart-Scott-Rodino Act, and the waiting period under the Hart-Scott-Rodino Act must expire or be terminated before any exchanges of shares with that stockholder could be effected. A filing requirement could delay exchanges with that stockholder for several months.

    Apart from the registration of the shares of OSCA Class B common stock offered in the exchange offer and any subsequent spin-off under federal and state securities laws and the filing of a Schedule TO with the SEC by Great Lakes, it does not believe that any other material United States federal or state regulatory filings or approvals will be necessary to consummate the exchange offer and any subsequent spin-off.

    In order to complete the exchange offer and any subsequent spin-off, Great Lakes has made certain filings and notifications and has received certain authorizations and exemptions from governmental agencies regulating securities law issues in foreign jurisdictions. For more information, see the section of this document entitled "The Exchange Offer—Certain Matters Relating to Foreign Jurisdictions" beginning on page 41.

Accounting Treatment

    Shares of Great Lakes common stock acquired in the exchange offer will be authorized and issued but not outstanding shares of Great Lakes common stock. This means that these shares will generally be available for distribution by Great Lakes, through a sale or otherwise, without further stockholder approval, except as may be required by applicable law or the rules of the NYSE. The shares may be distributed for general or other corporate purposes, including stock splits and dividends, acquisitions, the raising of additional capital and pursuant to Great Lakes' employee benefit plans.

    The shares of Great Lakes common stock received by Great Lakes pursuant to the exchange offer will be recorded as a decrease in stockholders' equity in an amount equal to the market value of the shares of OSCA Class B common stock exchanged pursuant to the exchange offer and/or spin-off, as applicable. Any difference between the fair market value and the net book value of the shares of OSCA Class B common stock owned by Great Lakes will be recognized as an accounting gain, after direct expenses of the exchange offer, on disposal of the OSCA operations.

    Great Lakes' disposition of its shares of OSCA Class B common stock will not in and of itself affect OSCA's financial position or results of operations.

THE EXCHANGE OFFER

Terms of the Exchange Offer

    Great Lakes is offering to exchange      shares of OSCA Class B common stock for each share of Great Lakes common stock held by a Great Lakes stockholder that is validly tendered on the terms and subject to the conditions described below by 12:00 midnight, New York City time, on      , 2001. Great Lakes may extend this deadline for any reason. The last day on which tenders will be accepted, whether on      , 2001 or any later date to which the exchange offer may be extended, is referred to as the "expiration date." You may tender all, some or none of your shares of Great Lakes common stock.

    Great Lakes will accept up to an aggregate of            shares of Great Lakes common stock for exchange. This number of shares multiplied by the exchange ratio equals the 7,900,000 shares of OSCA Class B common stock held by Great Lakes, which is the aggregate number of shares of OSCA Class B common stock it is offering to exchange. If more than             shares of Great Lakes common stock are validly tendered, the tendered shares will be subject to proration when the exchange offer expires. Great Lakes' obligation to complete the exchange offer is subject to important conditions that are described under the heading "Conditions for Completion of the Exchange Offer" beginning on page 37.

    In determining the exchange ratio, Great Lakes considered, among other things:

  •
  recent market prices for shares of Great Lakes common stock and OSCA Class A common stock on the NYSE and the Nasdaq Stock Market, respectively; and

  •
  advice from the dealer manager as to what exchange ratio might attract enough Great Lakes stockholders to participate in the exchange offer and enable Great Lakes to distribute all (or the greatest percentage) of its 7,900,000 shares of OSCA Class B common stock.

    Based on the closing trading prices for Great Lakes common stock (NYSE: GLK) and OSCA Class A common stock (Nasdaq: OSCA) on            , 2001, and assuming that OSCA Class B common stock trades at the same or a greater price as the OSCA Class A common stock, the exchange ratio would result in a Great Lakes stockholder who participates in the exchange offer receiving a premium of approximately  %. The OSCA Class B common stock may, however, trade at a different price than the OSCA Class A common stock. Because of this and because market prices for OSCA Class A common stock and Great Lakes common stock may fluctuate over the course of the exchange offer, Great Lakes cannot predict what the amount of the premium, if any, will be at the closing of the exchange offer or the prices at which OSCA or Great Lakes shares will trade over time.

    You should obtain current market prices for shares of Great Lakes and OSCA Class A common stock because Great Lakes cannot assure you what the market prices of these shares will be before, on or after the date the exchange offer expires.

    Great Lakes is sending this document and related documents to Great Lakes stockholders of record on      , 2001. As of            , there were approximately       shares of Great Lakes common stock outstanding, which were held of record by approximately            stockholders. Great Lakes will also furnish this document and related documents to brokers, banks and similar persons whose names or the names of whose nominees appear on its stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares of Great Lakes common stock. All persons holding shares of Great Lakes common stock are eligible to participate in the exchange offer if they tender their shares in a jurisdiction where the exchange offer is permitted under local law.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Great Lakes Common Stock

    If on the expiration date, Great Lakes stockholders have validly tendered more than      shares of Great Lakes common stock, so that more than 7,900,000 shares of OSCA Class B common stock would be exchanged, Great Lakes will accept, on a pro rata basis, all shares properly tendered and not withdrawn, except as described in this section.

    Except as otherwise provided in this paragraph, holders of an aggregate of fewer than 100 shares of Great Lakes common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Shares held in a Great Lakes savings plan are not eligible for this preferential treatment. Beneficial holders of 100 or more shares of Great Lakes common stock are not eligible for this preference, even if such holders have separate stock certificates or accounts representing fewer than 100 shares of Great Lakes common stock.

    Any holder of fewer than 100 shares of Great Lakes common stock who wishes to tender all of these shares must complete Section II.E. captioned "Odd-Lot Shares" on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you can contact them and request this preferential treatment.

    Great Lakes will announce preliminary results of the exchange offer by press release on the first business day after the expiration date. However, because of the time required and difficulty involved in determining the number of shares of Great Lakes common stock validly tendered for exchange, Great Lakes expects that the final results, including proration, if any, will not be determined until up to approximately seven business days after the expiration date. Great Lakes will announce the final results of the exchange offer by press release promptly after such results have been determined.

No Fractional Shares

    Great Lakes will not distribute fractional shares of OSCA Class B common stock in the exchange offer. The exchange agent, acting as agent for Great Lakes stockholders otherwise entitled to receive fractional shares of OSCA Class B common stock, will aggregate all fractional shares and sell them for the accounts of these stockholders. The proceeds, if any, realized by the exchange agent at the sale of these fractional shares will be distributed, net of commissions, to these stockholders in accordance with their fractional interests. These cash payments will be made through the exchange agent and will generally be taxable to you. None of Great Lakes, OSCA, the dealer manager, the information agent or the exchange agent or any soliciting dealer guarantees any minimum proceeds from the sale of the fractional shares of OSCA Class B common stock, and none will pay any interest on these proceeds.

Exchange of Shares of Great Lakes Common Stock

    If all of the conditions of the exchange offer are met, Great Lakes will exchange            shares of OSCA Class B common stock for each properly tendered share of Great Lakes common stock that was not properly withdrawn or deemed withdrawn prior to the expiration date, except as described in the sections entitled "Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Great Lakes Common Stock" beginning on page 30 and "Extension of Tender Period; Termination; Amendment" beginning on page 36. Great Lakes may, subject to the rules under the Securities Exchange Act, delay accepting or exchanging any shares of Great Lakes common stock in order to comply in whole or in part with any applicable law. For a more detailed description of Great Lakes' right to delay, terminate or amend the exchange offer, see the section entitled "Extension of Tender Period; Termination; Amendment" beginning on page 36.

    If Great Lakes notifies the exchange agent either orally or in writing that it has accepted the tenders of shares of Great Lakes common stock for exchange, the exchange of these shares will be complete. Promptly following the announcement of any final proration factor, the exchange agent will deliver the tendered shares of Great Lakes common stock to Great Lakes. Simultaneously, the exchange agent, as agent for the tendering stockholders, will receive from Great Lakes the shares of OSCA Class B common stock that correspond to the number of shares of Great Lakes common stock tendered. The exchange agent will then credit these shares of OSCA Class B common stock to book-entry accounts maintained by the transfer agent for the benefit of the holders.

    If any tendered shares of Great Lakes common stock are not exchanged for any reason, or if fewer shares are exchanged due to proration, these unexchanged shares of Great Lakes common stock will be returned to you by:

  •
  mailing you a stock certificate, if you tendered your shares by delivering a stock certificate to the exchange agent;

  •
  crediting these shares to your book-entry account with the third-party administrator, if you tendered uncertificated shares that you purchased in Great Lakes; or

  •
  mailing a stock certificate to your broker or crediting your broker's account in accordance with The Depository Trust Company's procedures, if you tendered shares held by your broker.

    Holders who tender their shares of Great Lakes common stock for exchange will generally not be obligated to pay any transfer tax in connection with the exchange offer, except in the circumstances described under the instructions to the letter of transmittal. Great Lakes will not pay interest under the exchange offer, regardless of any delay in making the exchange or crediting or delivering shares.

Procedures for Tendering Shares of Great Lakes Common Stock

    To tender your shares of Great Lakes common stock, you must complete the following procedures before the expiration date:

    If you have stock certificates for your shares of Great Lakes common stock, you should send to the exchange agent by registered mail, return receipt requested, the following documents:

  •
  a completed and executed letter of transmittal indicating the number of shares to be tendered and any other documents required by the letter of transmittal; and

  •
  the actual certificates representing the shares of Great Lakes common stock.

The exchange agent's address is listed on the back cover of this document. The certificates must be endorsed by all registered holders of the shares or accompanied by an appropriate stock power if, pursuant to the terms of the letter of transmittal:

  •
  a certificate representing shares of Great Lakes common stock is registered in the name of a person other than the signer of a letter of transmittal; or

  •
  delivery of shares of OSCA Class B common stock is to be made to a person other than the registered owner of the shares of Great Lakes common stock tendered; or

  •
  shares of Great Lakes common stock not accepted for exchange are to be delivered to Great Lakes' transfer agent on behalf of a person other than the registered owner.

    The signature on the letter of transmittal must be guaranteed by an eligible institution unless the shares of Great Lakes common stock tendered under the letter of transmittal are tendered (a) by the registered holder of the shares of Great Lakes common stock tendered and such holder has not completed Section IV entitled "Special Issuance Instructions" on the letter of transmittal or (b) for the account of an eligible institution. An eligible institution is a registered national securities exchange or member of the National Association of Securities Dealers, Inc., a commercial bank, or a trust company having an office or a correspondent in the United States. Most banks, brokerage firms, and financial institutions are eligible institutions.

    If you hold your shares of Great Lakes common stock through a broker, bank or other intermediary, you should follow the instructions sent to you separately by that intermediary. Do not use the letter of transmittal to direct the tender of your shares of Great Lakes common stock. Such intermediary must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent's account in accordance with The Depository Trust Company's procedures. Such intermediary must also ensure that the exchange agent receives an agent's message from The Depository Trust Company confirming the book-entry transfer of your shares of Great Lakes common stock. An agent's message is a message, transmitted by The Depository Trust Company and received by the exchange agent, that forms a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal.

    If you are an institution that is a participant in The Depository Trust Company's book-entry transfer facility, you should follow the same procedures that are applicable to persons holding shares through a broker as described above.

    If you hold your shares of Great Lakes common stock as a participant in a Great Lakes or OSCA savings plan, you should follow the instructions sent to you separately by the plan trustees. Do not use the letter of transmittal to direct the tender of your shares of Great Lakes common stock. Only those shares that have been credited to your account before the expiration of the exchange offer are eligible to be tendered. Various employee benefit plans of Great Lakes and OSCA hold shares of Great Lakes common stock. The instructions sent to you with this document indicate which Great Lakes shares you may tender in the exchange offer.

    As a participant in a Great Lakes or OSCA savings plan, you will generally have the right to direct the trustee with respect to your pro rata interest in such plan's funds that hold Great Lakes common stock as of the date of the expiration of the exchange offer. The instructions sent to you with this document indicate whether there are any restrictions on your ability to direct the trustee. In the event that you fail to direct the trustee, no direct exercise shall be made with respect to your pro rata interest. Moreover, the trustee, in its discretion, may tender shares held in the Great Lakes common stock funds for those interests in the Great Lakes common stock funds that participants in a Great Lakes or OSCA savings plan are not permitted to direct. The trustee, acting as an independent fiduciary, has not yet decided whether it will tender such shares of Great Lakes common stock on behalf of participants in a Great Lakes or OSCA savings plan.

    Holders of vested but unexercised options to purchase shares of Great Lakes common stock may exercise these options in accordance with the terms of Great Lakes' stock option plans and tender the shares of its common stock received upon such exercise under the general instructions for tendering shares discussed above.

    Restricted stock units or other stock equivalents granted under Great Lakes' long term incentive plans, deferred compensation program or other company plans are not eligible for tender in the exchange.

    Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the letter of transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing, and must submit evidence of their power to act in that capacity unless waived by Great Lakes.

    If you validly tender your shares of Great Lakes common stock and the shares are accepted by Great Lakes, there will be a binding agreement between you and Great Lakes on the terms and subject to the conditions described in this document and in the accompanying letter of transmittal. A person who tenders shares of Great Lakes common stock for his or her own account violates federal securities law unless the person owns:

  •
  the shares of common stock;

  •
  other securities convertible into or exchangeable for the shares of common stock tendered; or

  •
  an option, warrant or right to purchase the shares of common stock and intends to acquire the shares of common stock for tender by conversion or exchange of such securities or by exercise of such option, warrant or right.

    Federal securities law provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

    Do not send letters of transmittal and certificates for shares of Great Lakes common stock to Great Lakes, OSCA, Morgan Stanley, any plan administrator, the information agent or any soliciting dealer. These documents should be sent only to the exchange agent.

    It is up to you to decide how to deliver your shares of Great Lakes common stock and all other required documents. It is your responsibility to ensure that all necessary materials are properly completed and received by the exchange agent prior to the expiration date. If the exchange agent does not receive all of the required materials before the expiration date, your shares will not be validly tendered.

Special Procedures for Certain Jurisdictions Outside the United States

    If you wish to tender your shares of Great Lakes common stock in a jurisdiction other than the United States, you may need to follow certain special procedures, depending on the laws of the particular jurisdiction in which you tender your shares. For example, the laws of some foreign jurisdictions may require that a local bank or similar institution be engaged as a local exchange agent for that jurisdiction. If you wish to tender your shares of Great Lakes common stock in a jurisdiction other than the United States, you should also read carefully the information applicable to you in the section entitled "Certain Matters Relating to Foreign Jurisdictions" beginning on page 41.

    If you have questions concerning these special procedures, or if you plan to tender your shares from a jurisdiction other than the one indicated by your mailing address, please contact the exchange agent, Computershare Trust Company of New York at (800) 245-7630 in the United States or at (212) 701-7624 from elsewhere.

Great Lakes' Interpretations Are Binding

    Great Lakes will determine at its own discretion all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Great Lakes common stock. Its determination will be final and binding on all tendering stockholders. Great Lakes reserves the absolute right to:

  •
  reject any and all tenders of any shares of Great Lakes common stock not properly tendered;

  •
  waive any conditions of the exchange offer before the expiration date;

  •
  waive any defects or irregularities in the tender of shares of Great Lakes common stock either before or after the expiration date; and

  •
  request any additional information from any record or beneficial owner of shares of Great Lakes common stock that it deems necessary.

    None of Great Lakes, OSCA, the exchange agent, the information agent, Morgan Stanley or any other person will be under any duty to notify tendering stockholders of any defect or irregularity in tenders or notices of withdrawal.

Lost or Destroyed Certificates

    If your certificate representing shares of Great Lakes common stock has been mutilated, destroyed, lost or stolen and you wish to tender your shares, please notify the exchange agent in writing. You will receive an affidavit to complete, and you will be informed of the amount needed to pay for a surety bond for your lost shares. Upon receipt of the completed affidavit and surety bond payment and the completed letter of transmittal, your shares will be included in the exchange offer. If you wish to participate in the exchange offer, you will need to act quickly to ensure that the lost certificates can be replaced and delivered to the exchange agent prior to expiration of the exchange offer.

Guaranteed Delivery Procedure

    If you wish to tender your shares of Great Lakes common stock but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may still tender your shares of Great Lakes common stock if:

  •
  the tender is made through an eligible institution;

  •
  the exchange agent receives from the eligible institution before the expiration of the exchange offer, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Great Lakes; and

  •
  the exchange agent receives the certificates for all physically tendered shares of Great Lakes common stock, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed letter of transmittal and all other documents required by the letter of transmittal, within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

    You may deliver the notice of guaranteed delivery by hand, facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in the notice.

Withdrawal Rights

    Unless Great Lakes has accepted your tender as provided herein, you may withdraw tenders of shares of Great Lakes common stock at any time prior to the expiration date of the offer (including any extensions) and after the triggering of withdrawal rights which occurs 40 business days from the commencement of the offer, as provided under Rule 13e-4(f) of the Securities Exchange Act. If, after the expiration date, Great Lakes:

  •
  delays acceptance of shares of Great Lakes common stock for exchange; or

  •
  is unable to accept shares of Great Lakes common stock for exchange under the exchange offer for any reason,

then, without prejudice to Great Lakes' rights under the exchange offer, the exchange agent may, on Great Lakes' behalf, retain shares of Great Lakes common stock tendered, and such shares of Great Lakes common stock may not be withdrawn until the triggering of the statutory withdrawal rights 40 business days from the commencement of the offer, as described above. Under Rule 13(e)-4(f) of the Securities Exchange Act, however, an issuer making an exchange offer is required to either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the exchange offer.

    For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth on the back cover of this document. The notice of withdrawal must:

  •
  specify the name of the person having tendered the shares of Great Lakes common stock to be withdrawn;

  •
  identify the number of shares of Great Lakes common stock to be withdrawn; and

  •
  specify the name in which physical Great Lakes share certificates are registered, if different from that of the withdrawing holder.

    If certificates for the shares of Great Lakes common stock have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn, and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

    If the shares of Great Lakes common stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.

    Any shares of Great Lakes common stock withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn shares may be retendered by following one of the procedures described in the section entitled "Procedures for Tendering Shares of Great Lakes Common Stock" beginning on page 32 at any time on or before the expiration date.

    Except as otherwise provided above, any tender of shares of Great Lakes common stock made under the exchange offer is irrevocable.

Book-Entry Accounts

    Physical certificates representing shares of OSCA Class B common stock will not be issued as a result of the exchange offer. Rather than issuing physical certificates for the shares of OSCA Class B common stock, the exchange agent will credit these shares to book-entry accounts maintained by OSCA's transfer agent for the benefit of the respective holders. This method of holding stock eliminates the need for actual stock certificates to be issued and eliminates the requirements for physical movement of stock certificates at the time of sale. Promptly following the crediting of shares to your respective book-entry accounts, you will receive a Stock Distribution Statement from the exchange agent evidencing your holdings, as well as general information on the book-entry form of ownership.

    You are not required to maintain a book-entry account and you may obtain a stock certificate for all or a portion of your shares of OSCA Class B common stock received as part of the exchange offer at no cost to you. Instructions describing how you can obtain stock certificates will be included with the Stock Distribution Statement mailed to you.

    If you tender any shares of Great Lakes common stock that are not accepted for exchange, due to proration or otherwise, your shares of Great Lakes common stock will be returned to you in the same form in which they were tendered. If you tendered a stock certificate, your returned shares will be issued as a stock certificate. If your shares were tendered in book-entry form, the account that your shares were transferred from will be credited with the returned shares in book-entry form.

Extension of Tender Period; Termination; Amendment

    Great Lakes expressly reserves the right, in its sole discretion, for any reason, including the non-satisfaction of any of the conditions for completion described below, to extend the period of time during which the exchange offer is open or to amend the terms of the exchange offer in any respect, including changing the exchange ratio. Great Lakes also expressly reserves the right to extend the period of time during which the exchange offer is open in the event the exchange offer is undersubscribed, that is, fewer than             shares of Great Lakes common stock are tendered. In any of these cases, Great Lakes will make a public announcement of the extension or amendment promptly.

    If Great Lakes materially changes the terms, including changing the exchange ratio, of or information concerning the exchange offer, it will extend the exchange offer. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances. Subject to the preceding paragraph, the exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement, if:

  •
  Great Lakes increases or decreases the number of shares of OSCA Class B common stock offered in exchange for each share of Great Lakes, the number of shares of Great Lakes common stock eligible for exchange, the minimum condition, or the dealer manager or solicitation fee; and

  •
  the exchange offer is scheduled to expire within ten business days of announcing an increase or decrease.

    If any of the conditions indicated in the next section have not been met, Great Lakes reserves the right, in its sole discretion, so long as shares of Great Lakes common stock have not been accepted for exchange, to delay the acceptance of any shares of Great Lakes common stock or to terminate the exchange offer and not accept for exchange any shares of Great Lakes common stock.

    If Great Lakes is delayed in accepting any shares of Great Lakes common stock or is unable to accept for exchange any shares of Great Lakes common stock under the exchange offer for any reason, then, without affecting its rights under the exchange offer, the exchange agent may, on Great Lakes' behalf, retain all shares of Great Lakes common stock tendered. These shares of Great Lakes common stock may not be withdrawn except as provided in the section entitled "Withdrawal Rights" beginning on page 35. Great Lakes' reservation of the right to delay acceptance of any shares of its common stock is subject to applicable law, including Rule 13e-4(f) under the Securities Exchange Act of 1934, which requires that Great Lakes pay the consideration offered or return the shares of Great Lakes common stock deposited promptly after the termination or withdrawal of the exchange offer.

    Great Lakes will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

Conditions for Completion of the Exchange Offer

    Great Lakes may elect not to complete the exchange offer if fewer than            shares of its common stock are validly tendered and not withdrawn. Great Lakes refers to this number of shares as the "minimum condition." The minimum condition represents approximately  % of the outstanding shares of Great Lakes common stock as of             , 2001 and constitutes a sufficient number of shares to ensure that at least    % of the shares of OSCA Class B common stock owned by Great Lakes are exchanged in the exchange offer.

    Great Lakes also may elect not to accept shares for exchange and may terminate or not complete the exchange offer at any time prior to the expiration of the exchange offer, if:

  •
  any action, proceeding or litigation against Great Lakes or OSCA seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

  •
  any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to Great Lakes or OSCA;

  •
  the ruling Great Lakes has received from the IRS is withdrawn or invalidated;

  •
  Great Lakes determines that any of the representations or undertakings made in connection with, or assumptions underlying, the IRS ruling regarding the tax-free nature of the exchange offer and any subsequent spin-off are not correct or have not been complied with in all material respects;

  •
  any of the following occurs and the adverse effect of such occurrence shall, in Great Lakes' reasonable judgment, be continuing:

  –
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

  –
  any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least ten percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from            , 2001,

  –
  a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

  –
  any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions,

  –
  a commencement of war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer, or

  –
  if any of the situations above exist at the time of commencement of the exchange offer, a material deterioration in the situation;

  •
  any tender, exchange or other offer, other than this exchange offer by Great Lakes, with respect to some or all of the outstanding OSCA Class B or Class A common stock or Great Lakes common stock or any merger, acquisition or other business combination proposal involving Great Lakes or OSCA, shall have been proposed, announced or made by Great Lakes, OSCA or any other person or entity;

  •
  any event or events occur that have resulted or may result, in Great Lakes' reasonable judgment, in an actual or threatened change in the business condition (financial or otherwise), income, operations, stock ownership or prospects of Great Lakes and its subsidiaries, taken as a whole, or of OSCA and its subsidiaries, taken as a whole; or

  •
  as the term "group" is used in Section 13(d)(3) of the Securities Exchange Act,

  –
  any person, entity or group acquires more than five percent of the outstanding shares of Great Lakes common stock or OSCA Class A common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to            , 2001,

  –
  any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional shares of Great Lakes common stock or OSCA Class A common stock, as the case may be, constituting more than two percent of the outstanding shares of Great Lakes common stock or OSCA common stock,

  –
  any new group shall have been formed that beneficially owns more than five percent of the outstanding shares of Great Lakes common stock or shares of OSCA Class A common stock, or

  –
  any one or more of the foregoing events relating to beneficial ownership would occur as a result of the completion of this exchange offer,

the occurrence of which event, in Great Lakes' reasonable judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or accept any exchange of shares.

    If any of the above events occur, Great Lakes may:

  •
  terminate the exchange offer and as promptly as practicable return all tendered shares of Great Lakes common stock to tendering stockholders;

  •
  extend the exchange offer and, subject to the withdrawal rights described in "Withdrawal Rights" beginning on page 35, retain all tendered shares of Great Lakes common stock until the extended exchange offer expires;

  •
  amend the terms and conditions of the exchange offer; or

  •
  waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

    These conditions are solely for Great Lakes' benefit. It may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them. Great Lakes may waive any condition in whole or in part at any time in its reasonable discretion. Great Lakes' failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time. All conditions must be satisfied or waived prior to the expiration of the exchange offer. Any determination by Great Lakes concerning the conditions described above will be final and binding on all parties.

    If a stop order issued by the SEC is in effect with respect to the registration statement of which this document is a part, Great Lakes will not accept any shares of Great Lakes common stock tendered and will not exchange shares of OSCA Class B common stock for any shares of Great Lakes common stock.

Legal Limitations

    Great Lakes is not offering to sell, and it is not soliciting any offer to buy, any shares of Great Lakes common stock in any jurisdiction in which the offer or sale is not permitted.

    For information regarding legal restrictions governing the exchange offer in certain foreign jurisdictions, see the section entitled "Certain Matters Relating to Foreign Jurisdictions—Legal Restrictions Governing the Exchange Offer" beginning on page 41.

Fees and Expenses

    Morgan Stanley is acting as the dealer manager in connection with the exchange offer. Great Lakes will pay Morgan Stanley a fee of $            million for serving as the dealer manager in addition to being reimbursed by Great Lakes for its reasonable out-of-pocket expenses, including attorneys' fees, in connection with this exchange offer. Great Lakes and OSCA have also agreed to indemnify Morgan Stanley against certain liabilities, including civil liabilities under the federal securities laws, and to contribute to payments that Morgan Stanley may be required to make.

    From time to time, Great Lakes and OSCA have retained Morgan Stanley to provide financial advisory and investment services. In addition, Morgan Stanley acted as a managing underwriter of OSCA's initial public offering, for which Morgan Stanley received customary compensation. Morgan Stanley may, from time to time, hold shares of Great Lakes or OSCA common stock in its proprietary accounts, and if it owns shares of Great Lakes common stock in these accounts at the time of the exchange offer, Morgan Stanley may tender these shares in the exchange offer.

    Great Lakes will pay to soliciting dealers solicitation fees of $               per share of Great Lakes common stock, up to a maximum of      shares per tendering stockholder, for each share of Great Lakes validly tendered, not properly withdrawn and accepted for exchange if the soliciting dealer has affirmatively solicited and obtained this tender.

    Great Lakes will not pay a solicitation fee:

  •
  in connection with a tender of shares of Great Lakes common stock by a stockholder tendering more than  shares of its common stock; or

  •
  in connection with a tender by a stockholder residing outside the United States.

    Soliciting dealers include:

  •
  any broker or dealer in securities who is a member of any national securities exchange in the United States or of the National Association of Securities Dealers, Inc.; or

  •
  any bank or trust company located in the United States.

    To receive a solicitation fee for the tender of shares of Great Lakes common stock, the exchange agent must receive a properly completed and duly executed letter of transmittal and a completed notice of solicitated tenders. If the letter of transmittal and the notice of solicitated tenders are not received within the time periods described in this document, no solicitation fee will be paid for such shares.

    Great Lakes will not pay a solicitation fee to a soliciting dealer if the soliciting dealer is required, for any reason, to transfer the amount of this fee to a tendering stockholder, other than itself. Soliciting dealers are not entitled to a solicitation fee on the shares of Great Lakes common stock that they beneficially own or for any shares registered in their name, unless they hold the shares as nominee and tender them for the benefit of beneficial holders identified in the letter of transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be agents of Great Lakes or agents of OSCA, the exchange agent, the dealer manager or the information agent for the purpose of the exchange offer. Under no circumstances will a fee be paid more than once with respect to any shares of Great Lakes common stock.

    Great Lakes has retained Morrow & Co., Inc. to act as information agent, and Computershare Trust Company of New York to act as exchange agent for the exchange offer. The information agent may contact holders of shares of Great Lakes common stock by mail, telephone, facsimile transmission and personal interviews. It may also request that brokers, dealers and other nominee stockholders forward materials relating to the exchange offer to beneficial owners.

    The information agent and the exchange agent will each:

  •
  receive reasonable and customary compensation for their respective services;

  •
  be reimbursed for some reasonable out-of-pocket expenses; and

  •
  be indemnified against certain liabilities in connection with their services, including liabilities under federal securities laws.

    Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations in their respective roles as information agent and exchange agent, and the fees to be paid to them will not be based on the number of shares of Great Lakes common stock tendered under the exchange offer. The exchange agent will, however, be compensated in part on the basis of the number of letters of transmittal received and the number of distribution statements distributed.

    Great Lakes will not pay any fees or commissions to any broker or dealer or any other person, other than the dealer manager, the soliciting dealers, the information agent and the exchange agent, for soliciting tenders of shares of Great Lakes common stock under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Great Lakes for reasonable and necessary costs and expenses that they incurred in forwarding materials to their customers.

    Pursuant to the IPO and Distribution Agreement between Great Lakes and OSCA, Great Lakes has agreed to pay all of the costs, fees and expenses related to the exchange offer, provided, however, that OSCA will pay the costs, fees and expenses of its own advisors incurred in connection with the exchange offer as well as its own internal fees, costs and expenses. For a more detailed description of the IPO and Distribution Agreement, see the section entitled "Agreements Between Great Lakes and OSCA—Certain Relationships and Related Transactions" beginning on page 101.

Certain Matters Relating to Foreign Jurisdictions

  Legal Restrictions Governing the Exchange Offer

    As of May 4, 2001, there were Great Lakes stockholders with addresses of record in nine jurisdictions throughout the world. As a result, Great Lakes is seeking to conduct the exchange offer on a global basis. However, Great Lakes is not offering to sell, and is not soliciting any offer to buy, any shares of Great Lakes or OSCA Class B common stock in any foreign jurisdiction in which the offer or sale is not permitted. This document may not be distributed or forwarded to stockholders located in any jurisdiction where the exchange offer is not permitted.

    In any jurisdiction where the securities or blue sky laws require the exchange offer to be made by a licensed broker or dealer, the exchange offer may be made on Great Lakes' behalf, but only with its prior written consent, by one or more registered brokers or dealers licensed under the laws of such jurisdiction. For more information, see the section of this document entitled "Exchange Offer—Special Procedures for Certain Jurisdictions Outside the United States" beginning on page 34.

    France.  The exchange offer is made only to Great Lakes stockholders. The exchange offer and any subsequent spin-off as described in this document does not fall within the scope of French public offer rules.

    South Africa.  Great Lakes stockholders residing in South Africa must obtain the approval of the Exchange Control Department of the South African Reserve Bank prior to tendering their shares of Great Lakes common stock in the exchange offer.

    Switzerland.  Great Lakes stockholders residing in Switzerland whose shares of Great Lakes common stock are held in name of a bank or broker should tender their shares of Great Lakes common stock in accordance with the instructions received from their bank or broker.

    United Kingdom.  Great Lakes stockholders are advised that the information contained in this document alone does not comply with all the content requirements of the Public Offers of Securities Regulations 1995 (the "Regulations") and that, accordingly, this document does not constitute a prospectus for the purposes of the Regulations. However, when read together, the information contained in this document ("Part I of the UK Prospectus") and in the additional information required for the purpose of the offering of shares of OSCA common stock in the United Kingdom ("Part II of the UK Prospectus") (collectively, the "UK Prospectus"), satisfies the content requirements of the Regulations.

    In accordance with regulation 4(2) of the Regulations, a copy of the UK Prospectus was delivered to the registrar of companies in England and Wales for registration prior to its publication and such document is available to the public, free of charge, at the offices of            from the time shares of OSCA Class B common stock are offered to the public in the United Kingdom for the first time until the end of the period during which the exchange offer remains open.

    Great Lakes stockholders in the United Kingdom are advised that (i) in making any investment decision in connection with the offering by Great Lakes of shares of OSCA Class B common stock, no reliance should be placed on any document issued by or on behalf of Great Lakes and/or OSCA, except the UK Prospectus and the letter of transmittal and (ii) any acceptance by them of the exchange offer is or will be made on the basis of a representation that in making any such investment decision, no reliance has been placed on any document issued by or on behalf of Great Lakes and/or OSCA other than the UK Prospectus and the letter of transmittal.

    This document and any other document relating to the exchange offer other than the UK Prospectus may only be issued and passed on in or into the United Kingdom to a person who is of a kind described in Article 3 or Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions)

Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

    Italy.  Great Lakes is conducting the exchange offer in Italy in reliance on an exemption or exception under the applicable laws of such jurisdiction. In the event that Great Lakes determines at any time that any such exemption or exception would not be available, it reserves the right in its sole and absolute discretion to determine not to conduct the exchange offer in such jurisdiction and to reject any tenders in such jurisdiction.

  Income tax consequences in certain foreign jurisdictions

    Great Lakes briefly summarizes below material tax consequences of the exchange offer and any subsequent spin-off for individual Great Lakes stockholders residing in:

  •
  Australia;

  •
  Switzerland; and

  •
  The United Kingdom.

    Great Lakes does not intend this summary to be a comprehensive discussion of the tax or legal consequences, or legal or tax advice to individual Great Lakes stockholders in any jurisdiction. As indicated below, the exchange offer and any subsequent spin-off may be treated as a taxable event in some jurisdictions. Additional disclosure may be provided in supplemental materials as required by the law or practice of the relevant jurisdiction. You should consult with your tax advisor to determine the tax consequences for you as a result of your participation in the exchange offer or any subsequent spin-off before you decide to tender your shares of Great Lakes common stock.

    Australia.  The exchange offer and any subsequent spin-off may be a taxable event for Great Lakes stockholders residing in Australia. Great Lakes stockholders residing in Australia should read the additional tax disclosure provided with this document to residents of Australia and filed with the Australian Securities and Investments Commission and should consult their tax advisors as to the particular Australian tax consequences to them.

    Switzerland.  In Switzerland, the exchange of shares of Great Lakes common stock for shares of OSCA Class B common stock in the exchange offer is not a tax-neutral company restructuring under the Code on Direct Federal Taxes of 1990 and, therefore, may not be exempt from taxation. Great Lakes stockholders residing in Switzerland should consult their tax advisors to determine whether they will incur taxes as a result of their participation in the exchange offer and any subsequent spin-off.

    The United Kingdom.  Great Lakes stockholders who are residents or ordinarily residents for tax purposes in the United Kingdom and who participate in the exchange offer and any subsequent spin-off may incur tax liability. Great Lakes stockholders who are residents or ordinarily residents for tax purposes in the United Kingdom should read the additional tax disclosure contained in Part II of the UK Prospectus (see "Certain Matters Relating to Foreign Jurisdictions—Legal Restrictions Governing the Exchange Offer—United Kingdom" beginning on page 41) and should consult their own tax advisors concerning their individual tax consequences for them from their participation in the exchange offer and any subsequent spin-off.

    All Great Lakes stockholders should consult their own tax advisors concerning the tax consequences of the exchange offer and any subsequent spin-off in light of their particular circumstances in the jurisdictions in which they may be subject to taxation.

THE SPIN-OFF

    If the exchange offer is completed and less than all of the 7,900,000 shares of OSCA Class B common stock Great Lakes now owns are exchanged, it will distribute all the remaining shares of OSCA Class B common stock that it owns, pro rata, as a dividend to those that remain its stockholders following completion of the exchange offer. Any distribution will be made to Great Lakes stockholders of record at the close of business on a date to be determined following the completion of the exchange offer. We refer to this distribution as the spin-off. As soon as practicable after Great Lakes has determined the record date for any spin-off, it will publicly announce the record date, the date of the spin-off and the ratio it used to compute the number of shares of OSCA Class B common stock to be distributed for each share of Great Lakes common stock held.

    Great Lakes will not distribute fractional shares under the spin-off. The exchange agent, acting as agent for Great Lakes stockholders otherwise entitled to receive fractional shares, will aggregate all fractional shares and sell them for the accounts of these stockholders. The proceeds that the exchange agent may realize from the sale of the fractional shares will be distributed, net of commissions, to each stockholder entitled thereto in accordance with such stockholder's fractional interest. None of Great Lakes, OSCA, the exchange agent, the soliciting dealers or the dealer manager will guarantee any minimum proceeds from the sale of fractional shares of OSCA Class B common stock, and no interest will be paid on these proceeds.

    Great Lakes will not receive any consideration for shares of OSCA Class B common stock it distributes in the spin-off.

MARKET PRICES AND DIVIDEND INFORMATION

Shares of OSCA Class A Common Stock

    The Class A common stock of OSCA has traded on the Nasdaq Stock Market under the symbol "OSCA" since its initial public offering on June 15, 2000. OSCA will apply for listing of the OSCA Class B common stock on the Nasdaq Stock Market under the symbol "OSCA.B." Upon the closing of the exchange offer, the symbol for the OSCA Class A common stock will be changed to "OSCA.A." As of August 1, 2001, there were seven holders of record of OSCA's Class A common stock.

    The following table sets forth for the periods indicated the high and low prices per share of OSCA's Class A common stock, as reported on the Nasdaq Stock Market.

Calendar Year	High	Low	Cash Dividend Per Share
2000
Second Quarter, commencing June 15, 2000	$18.63	$16.25	$—
Third Quarter	18.00	11.00	—
Fourth Quarter	17.00	10.88	—
2001
First Quarter	$25.56	$14.56	—
Second Quarter	29.76	16.75	—
Third Quarter (through August 29, 2001)	21.05	15.81	—

    On August 29, 2001, the closing sale price per share of OSCA Class A common stock, as reported on the Nasdaq Stock Market, was $15.93. You should obtain current market quotations for shares of OSCA Class A common stock. No one can assure you what the market price of shares of OSCA common stock will be before, on or after the date on which the exchange offer is completed.

    OSCA does not currently pay dividends on its shares and has stated that it does not anticipate paying cash dividends for the foreseeable future. OSCA intends to retain future earnings for the development and growth of its business. OSCA has entered into a senior secured revolving credit facility with Bank One, Louisiana, National Association and several other lenders. This revolving credit facility prohibits OSCA from paying dividends while the facility is in place with certain exceptions.

Shares of Great Lakes Common Stock

    The following table describes the per share range of high and low sale prices for Great Lakes common stock for the periods indicated, as reported by the New York Stock Exchange. Great Lakes common stock is listed under the symbol "GLK" on the NYSE. The number of holders of record of shares of Great Lakes common stock as of August 1, 2001 was 2,404.

Calendar Year	High	Low	Cash Dividend Per Share
1999
First Quarter	$44.19	$35.50	$.08
Second Quarter	50.00	36.25	.08
Third Quarter	47.56	37.25	.08
Fourth Quarter	38.56	33.19	.08
2000
First Quarter	$40.44	$26.75	$.08
Second Quarter	35.81	26.50	.08
Third Quarter	33.94	26.56	.08
Fourth Quarter	39.19	28.13	.08
2001
First Quarter	$37.63	$29.40	$.08
Second Quarter	34.53	30.08	.08
Third Quarter (through August 29, 2001)	31.81	24.97

    On August 29, 2001, the closing sale price per common share of Great Lakes, as reported by the NYSE was $24.97. You should obtain current market quotations for shares of Great Lakes common stock. No one can assure you what the market price of shares of Great Lakes common stock will be before, on or after the date on which the exchange offer is completed.

    Great Lakes has declared dividends in each of the last 28 years. After the consummation of the exchange offer, stockholders whose shares of Great Lakes common stock are exchanged in this exchange offer will not be entitled to any future dividend on such shares. Great Lakes stockholders will continue to receive any dividends with respect to shares of Great Lakes common stock which are not exchanged pursuant to the exchange offer.

    The payment of dividends by Great Lakes in the future will depend upon business conditions, its financial condition and earnings and other factors. There can be no assurances as to the payment of dividends in the future, and the actual amount of dividends paid, if any, may be more or less than the amount discussed above.

CAPITALIZATION

    The following tables set forth the consolidated capitalization of Great Lakes and OSCA as of June 30, 2001.

    The capitalization of OSCA is presented on an actual basis.

    The capitalization of Great Lakes is presented:

  •
  On an actual basis and

  •
  On a pro forma basis to reflect:

  •
  The elimination of OSCA from Great Lakes' consolidated financial statements; and

  •
  A reduction in the number of outstanding shares of Great Lakes common stock assuming the exchange offer is fully-subscribed.

    Great Lakes currently holds 7,900,000 shares of OSCA Class B common stock. Using the exchange ratio of      shares of OSCA Class B common stock per share of Great Lakes common stock, up to      shares of Great Lakes common stock could be accepted under this offer. This exchange offer is conditioned on at least      shares of Great Lakes common stock being validly tendered and not properly withdrawn. The minimum condition, however, may be waived. If more than      shares of Great Lakes common stock but fewer than      shares of Great Lakes common stock are validly tendered and not properly withdrawn or the minimum condition is waived and the other conditions of the exchange offer are satisfied or waived, Great Lakes will accept all shares validly tendered and not properly withdrawn. Great Lakes will distribute any remaining shares of OSCA Class B common stock that it continues to own following the exchange offer to its remaining stockholders on a pro rata basis, as of a record date to be determined following the completion of the exchange offer.

    For purposes of the capitalization and pro forma financial information,      shares of Great Lakes common stock are assumed to be validly tendered.

    For a further description of pro forma adjustments, see the "Unaudited Pro Forma Condensed and Consolidated Financial Information" section of this document beginning on page 51.

OSCA, INC.

June 30, 2001
Actual
(unaudited)
(in millions, except share amounts)
Cash and cash equivalents	$11,281

Due to Great Lakes	3,863
Note payable to related party	118
Long-term debt	27,000
Other	1,037

Total debt	32,018

Stockholders' equity:
Class A common stock, $.01 par value, 25,000,000 shares authorized, 6,940,000 shares issued and outstanding	69
Class B common stock, $.01 par value, 40,000,000 shares authorized, 7,900,000 shares issued and outstanding	79
Additional paid-in capital	90,798
Retained earnings (deficit)	(15,052)
Accumulated other comprehensive loss	(2,066)

Total stockholders' equity	73,828

Total capitalization	$105,846

GREAT LAKES CHEMICAL CORPORATION

	June 30, 2001
	Actual	Pro Forma
	(unaudited)
	(in millions, except share amounts)
Cash and cash equivalents	$135.7	$124.4

Notes payable	400.0	400.0
Commercial paper	227.6	227.6
Industrial development bonds	12.3	12.3
Other	46.2	18.1

Total debt	686.1	658.0

Stockholders' equity:
Common stock, $1.00 par value, 200,000,000 shares authorized, 73,000,000 shares issued on a pro forma basis	73.0	73.0
Additional paid-in capital	133.0	133.0
Retained earnings	1,738.0	1,798.6
Accumulated other comprehensive loss	(125.4)	(123.3)
Treasury stock, at cost	(1,052.3)	(1,159.3)

Total stockholders' equity	766.3	722.0

Total capitalization	$1,452.4	$1,380.0

SELECTED HISTORICAL FINANCIAL DATA OF OSCA

    The following table sets forth selected historical financial data of OSCA for the periods and as of the dates presented. The selected financial data for OSCA for each of the years in the four-year period ended December 31, 2000 are derived from OSCA's consolidated financial statements and notes thereto and have been audited by Ernst & Young, LLP, independent auditors. The statement of operations data for OSCA for 1996 and the balance sheet data at December 31, 1996 for OSCA are based on OSCA's and Great Lakes' unaudited accounting records which, in management's opinion, include all adjustments necessary for the fair presentation of OSCA's financial position at such date and the results of operation for such period. The selected financial data for the six month periods ended June 30, 2000 and 2001 are derived from OSCA's unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which OSCA considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. The selected financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations of OSCA" beginning on page 61 and OSCA's consolidated financial statements and related notes included elsewhere in this document.

	Year Ended December 31,					Six Months Ended June 30,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$95,685	$112,739	$113,369	$91,938	$131,961	$55,383	$85,639
Operating expenses:
Cost of sales	65,916	78,026	88,800	74,635	98,224	41,336	64,243
Selling, general and administrative expenses	12,438	16,515	19,271	18,153	21,391	10,242	11,079
Amortization of intangibles	247	251	370	432	397	199	199
Special charge (credit) (1)	3,100	—	13,350	(2,550)	(688)	—	—

Operating income (loss)	13,984	17,947	(8,422)	1268	12,637	3,606	10,118
Interest expense (income), net	(46)	(191)	(137)	(114)	985	(42)	752
Other expense (income), net	(498)	(16)	538	(724)	2	(330)	1,041

Income (loss) before income taxes	14,528	18,154	(8,823)	2,106	11,650	3,978	8,325
Income tax provision (benefit)	6,658	6,727	(1,943)	1,284	4,434	1,625	3,092

Net income (loss)	$7,870	$11,427	$(6,880)	$822	$7,216	2,353	5,233

Basic earnings per share (2)	$.94	$1.36	$(.82)	$.10	$.61	.27	.35
Diluted earnings per share	$.94	$1.36	$(.82)	$.10	$.61	.27	.35
Weighted-average shares outstanding(2)	8,400	8,400	8,400	8,400	11,826	8,866	14,840
Weighted-average shares outstanding assuming dilution	8,400	8,400	8,400	8,400	11,827	8,869	14,936
Other Data:
Depreciation and amortization	$3,267	$4,355	$6,053	$7,312	$8,257	4,109	4,320
Capital expenditures	6,301	18,913	24,140	5,873	4,407	2,045	9,687
EBITDA (3)	17,749	22,318	(2,907)	9,304	20,892	8,045	13,397
Adjusted EBITDA(4)	20,849	22,318	10,443	6,754	20,204	8,045	13,397
Cash flows from:
Operating activities	9,359	17,403	28,068	8,089	(44,923)	(39,857)	20,401
Investing activities	(4,754)	(18,665)	(27,798)	(5,962)	(2,733)	(1,652)	(8,738)
Financing activities	—	—	793	(2,473)	47,695	45,025	(3,978)

	As of December 31,					As of June 30,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
	(in thousands)
Balance Sheet Data:
Working capital (deficit)	$39,180	$48,937	$44,411	$(29,480)	$53,843	$43,594	$51,197
Property and equipment, net	19,534	34,085	46,054	46,928	41,759	44,750	46,205
Total assets	74,497	100,179	120,044	101,687	124,306	109,241	138,429
Total debt (5)	20,527	34,178	53,310	109,113	31,214	31,800	28,155
Total stockholders' equity (deficit)	43,519	54,928	47,724	(19,930)	68,721	60,009	73,828

(1)
In 1996, OSCA incurred special charges of $3.1 million related to an asset impairment. In 1998, OSCA incurred special charges of $13.4 million related to asset impairments, write-down to fair value of the carrying value of an asset to be disposed of, severance costs, lease costs and other related charges. In 1999, OSCA recognized a credit to special charges of $2.5 million for an upward adjustment of the carrying value of an asset held for disposal which was impaired in 1998. In 2000, OSCA recognized a credit to special charges of $.7 million for an adjustment to lease costs. See note 4 to the consolidated financial statements.

(2)
Basic earnings per share and the weighted average shares outstanding prior to 2000 include only the Class B Common Stock and have been restated to the number of shares that were converted at the recapitalization in December 1999.

(3)
"EBITDA" is defined herein as income (loss) before income taxes, plus depreciation, amortization of intangibles and interest expense (income), net. OSCA's definition of EBITDA may differ from similarly titled measures used by other companies. OSCA's management believes EBITDA is a widely accepted indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

(4)
"Adjusted EBITDA" is EBITDA plus adjustments to eliminate the effect of special charges (credit) described in footnote (1) above of $3.1 million, $13.4 million, $(2.5) million and $(.7) million in 1996, 1998, 1999 and 2000, respectively.

(5)
Total debt for 1996 through March 2000 includes all notes payable and outstanding payables to Great Lakes. Total debt as of December 31, 2000 and for the six months ended June 30, 2001 includes all notes payable. Total debt does not include trade payables to Great Lakes or otherwise.

SELECTED HISTORICAL FINANCIAL DATA OF GREAT LAKES

    The following table sets forth selected historical financial data of Great Lakes for the periods and as of the dates presented. The selected financial data for each of the years in the five year period ended December 31, 2000 are derived from Great Lakes' consolidated financial statements and notes thereto and have been audited by Ernst & Young, LLP, independent auditors. The financial data for the six month periods ended June 30, 2000 and 2001 are derived from Great Lakes' unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Great Lakes considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2001. The selected financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes incorporated by reference in this document.

	Year Ended December 31,					Six Months Ended June 30,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
	(in millions, except per share data)
Statement of Operations Data:
Net sales	$1,393.6	$1,350.4	$1,435.7	$1,500.3	$1,670.5	$847.1	$871.7
Operating expenses:
Cost of products sold	1,010.3	976.7	1,052.9	1,077.2	1,210.8	604.1	688.2
Selling, general and administrative expenses	199.4	182.1	192.4	242.8	256.1	130.3	134.7
Special charges	—	49.8	116.5	18.2	63.4	66.4	184.0

Operating income	183.9	141.8	73.9	162.1	140.2	46.3	(135.2)
Gain on sale of subsidiary stock	—	—	—	—	60.4	51.9	9.4
Interest income (expense) — net	(10.2)	(17.8)	(4.7)	(9.0)	(32.4)	(16.3)	(18.1)
Other income (expenses) — net	10.3	(6.8)	(3.0)	22.3	(3.3)	7.2	(34.2)

Income (loss) from continuing operations before income taxes	184.0	117.2	66.2	175.4	164.9	89.1	(178.1)
Income taxes (credit)	63.4	45.4	9.8	35.8	37.9	20.5	(44.6)

Net income (loss) from continuing operations	120.6	71.8	56.4	139.6	127.0	68.6	(133.5)
Net income (loss) from discontinued operations	129.7	(14.9)	32.6	—	—	—	—

Net income (loss)	$250.3	$56.9	$89.0	$139.6	$127.0	68.6	(133.5)

Basic earnings per share:
Continuing operations	$1.90	$1.20	$.96	$2.42	$2.42	$1.27	$(2.65)
Discontinued operations	2.04	(.25)	$.55	—	—	—	—

	$3.94	$.95	$1.51	$2.42	$2.42	$1.27	$(2.65)

Diluted earnings per share:
Continuing operations	$1.89	$1.19	$.95	$2.41	$2.42	$1.27	$(2.65)
Discontinued operations	2.02	(.25)	$.55	—	—	—	—

	$3.91	$.94	$1.50	$2.41	$2.42	$1.27	$(2.65)

Balance Sheet Data (at period end):
Working capital	$424.1	$364.2	$649.0	$856.3	$623.0	$671.6	$571.4
Total assets	2,352.7	2,270.4	2,004.6	2,261.0	2,134.4	2,116.8	1,932.0
Total debt	502.5	568.0	519.9	889.4	694.2	678.3	686.1
Stockholders' equity	1,486.9	1,307.4	1,054.3	994.1	949.7	943.9	766.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

    The following unaudited pro forma condensed consolidated financial statements for OSCA and for Great Lakes give effect to the transactions and events described below and in the notes to the unaudited pro forma condensed consolidated financial statements, including the exchange of            shares of OSCA Class B common stock for each share of Great Lakes common stock tendered. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2000 and the six months ended June 30, 2001 assume that the transactions and events occurred on January 1, 2000. The unaudited pro forma condensed consolidated balance sheets as of June 30, 2001 are presented as if such transactions and events occurred on that date.

    The pro forma assumptions are based on available information and certain estimates and assumptions. Therefore, the actual adjustments will differ from the pro forma adjustments. OSCA and Great Lakes believe that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions in the pro forma condensed consolidated financial statements. Historical amounts for OSCA were derived from the historical consolidated financial statements included elsewhere in this document. Historical amounts for Great Lakes are derived from Great Lakes' Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the six months ended June 30, 2001, which have been incorporated by reference into this document.

    The pro forma information is provided to assist in an analysis of the financial aspects of the exchange offer and is presented to show what OSCA and Great Lakes may have looked like if the transactions described in this document had occurred at the times indicated above. You should not rely on the Great Lakes and OSCA information as being indicative of the historical results that would have been achieved had the transactions described in this document occurred at the times indicated above. Furthermore, this information may not necessarily reflect the results of operations, financial position and cash flows of OSCA and Great Lakes in the future.

OSCA

    The OSCA unaudited pro forma consolidated statement of operations data gives effect to OSCA's increased interest expense, net of the elimination of the guarantee fee paid to Great Lakes, and insurance costs resulting from its separation from Great Lakes and certain tax effects resulting from each of these items.

Great Lakes

    The Great Lakes unaudited pro forma information gives effect to the following transactions and events:

  •
  the elimination of OSCA from Great Lakes' consolidated financial statements;

  •
  the elimination of gains on the sale of subsidiary stock related to OSCA's initial public offering and subsequent dispositions by Great Lakes of OSCA common stock through May 2001 under Rule 144 of the Securities Act; and

  •
  a reduction in the number of outstanding shares of Great Lakes common stock assuming the exchange offer is fully-subscribed.

    Great Lakes currently holds 7,900,000 shares of OSCA Class B common stock. Using the exchange ratio of      shares of OSCA Class B common stock per share of Great Lakes common stock, up to      shares of Great Lakes common stock could be accepted under this offer. This exchange offer is conditioned on at least      shares of Great Lakes common stock being validly tendered and not properly withdrawn. If more than      shares of Great Lakes common stock but fewer than      shares of Great Lakes common stock are validly tendered and not properly withdrawn and the other conditions of the exchange offer are satisfied or waived, Great Lakes will accept all shares validly tendered and not properly withdrawn. Great Lakes will distribute any remaining shares of OSCA Class B common stock that it continues to own following the exchange offer to its remaining stockholders on a pro rata basis, as of a record date to be determined following the completion of the exchange offer.

    For purposes of the pro forma financial information,      shares of Great Lakes common stock are assumed to be validly tendered. The number of shares of Great Lakes common stock assumed to be exchanged for purposes of the Great Lakes pro forma financial data may not be indicative of the actual number of shares of Great Lakes common stock that may be tendered pursuant to the exchange offer.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF OSCA

Six Months Ended June 30, 2001
(Unaudited)

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except per share amounts)
Net revenues	$85,639	$—		$85,639
Operating expenses:
Cost of sales	64,243	192	(1)	64,435
Selling, general and administrative expenses	11,079	21	(1)	11,100
Amortization of intangibles	199	—		199

Operating income	10,118	(213)		9,905
Interest expense	850	(30)	(2)	981
		161	(3)
Interest income	(98)	—		(98)
Other expense (income) — net	1,041	—		1,041

Income before income taxes	8,325	(344)		7,981
Income tax provision	3,092	(131)	(4)	2,961

Net income	$5,233	$(213)		$5,020

Earnings per share:
Basic	.35			.34
Diluted	.35			.34
Weighted average shares outstanding	14,840			14,840
Weighted average shares outstanding assuming dilution	14,936			14,936

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF OSCA

Year Ended December 31, 2000
(Unaudited)

	Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except per share amounts)
Net revenues	$131,961	$—		$131,961
Operating expenses:
Cost of sales	98,224	979	(1)	99,203
Selling, general and administrative expenses	21,391	263	(1)	21,654
Amortization of intangibles	397	—		397
Special charges (credit)	(688)	—		(688)

Operating income	12,637	(1,242)		11,395
Interest expense	1,344	(32	)(2)	2,559
		1,247	(3)
Interest income	(359)	—		(359)
Other expense (income) — net	2	—		2

Income before income taxes	11,650	(2,457)		9,193
Income tax provision	4,434	(934	)(4)	3,500

Net income	$7,216	$(1,523)		$5,693

Earnings per share:
Basic	.61			.48
Diluted	.61			.48
Weighted average shares outstanding	11,826			11,826
Weighted average shares outstanding assuming dilution	11,827			11,827

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET OF OSCA

As of June 30, 2001
(Unaudited)

	Historical	Pro Forma Adjustments	Pro Forma
	(in thousands, except for share amounts)
Assets
Current assets:
Cash and cash equivalents	$11,281	—	$11,281
Accounts and notes receivable, less allowance for doubtful accounts	40,965	—	40,965
Inventories	27,525	—	27,525
Prepaid expenses and other current assets	2,796		2,796
Deferred income taxes	1,937	—	1,937

Total current assets	84,504	—	84,504
Property and equipment, net	46,205	—	46,205
Goodwill and other intangibles, net	6,926	—	6,926
Other assets	794	—	794

Total assets	$138,429	$—	$138,429

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$21,740	$—	$21,740
Accrued liabilities	5,555	—	5,555
Income taxes payable	1,112	—	1,112
Current portion of notes payable	1,037	—	1,037
Due to Great Lakes	3,863	—	3,863

Total current liabilities	33,307	—	33,307
Note payable to related party	118	—	118
Note payable to bank	27,000	—	27,000
Other long-term liabilities	930	—	930
Deferred income taxes	3,246	—	3,246

Total liabilities	64,601	—	64,601
Stockholders' equity:
Class A common stock, $.01 par value, 25,000,000 shares authorized, 6,940,000 shares issued and outstanding on an historical basis and on a pro forma basis	69	—	69
Class B common stock, $.01 par value, 40,000,000 shares authorized, 7,900,000 shares issued and outstanding on an historical and on a pro forma basis	79	—	79
Additional paid-in capital	90,798	—	90,798
Retained earnings (deficit)	(15,052)	—	(15,052)
Accumulated other comprehensive loss	(2,066)	—	(2,066)

Total stockholders' equity	73,828	—	73,828

Total liabilities and stockholders' equity	$138,429	$—	$138,429

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS OF OSCA

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(1)
Upon the completion of the exchange offer and any subsequent spin-off, Great Lakes will no longer own any common shares of OSCA and will no longer provide services pursuant to the services agreement entered into between Great Lakes and OSCA as part of OSCA's initial public offering. OSCA expects to incur increased costs primarily for group and liability insurance arrangements as the majority of other costs currently provided for by the services agreement are comparable in cost with third party arrangements. OSCA is currently finalizing these third party insurance arrangements. OSCA management estimates that these increased insurance costs would have been approximately $1,242,000 and $213,000 for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively. This pro forma adjustment reflects an allocation of these costs between cost of sales and selling, general and administrative expenses, based upon the ratio of historical amounts.

(2)
Reflects the elimination of the .15% guarantee fee paid by OSCA to Great Lakes relating to Great Lakes' guarantee of OSCA's $40 million credit facility.

(3)
OSCA currently has a $40 million credit facility with third party lenders with an interest rate of LIBOR + 50 basis points. This interest rate was agreed to by the lenders based upon a guarantee of the credit facility provided by Great Lakes as described in (2) above. Upon the completion of the exchange offer, Great Lakes will no longer provide this guarantee. As a result, OSCA expects to incur increased borrowing costs in the amount of approximately 150 additional basis points per year. This pro forma adjustment reflects the increase in interest expense calculated using OSCA's average outstanding borrowings for the periods presented. OSCA's historical interest expense amount reflects approximately six months of interest expense under the credit facility. The pro forma adjustment for the year ended December 31, 2000 reflects the fact that OSCA did not enter into the credit facility until June 2000, and gives effect to estimated interest expense prior to that date.

(4)
Reflects the effect of taxes on the pro forma income statement adjustments referred to in (1), (2) and (3) above. The tax effect has been determined using a marginal incremental rate of 38% representing the U.S. statutory tax rate of 35% plus an effective marginal state tax rate of 3%.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF GREAT LAKES

Six Months Ended June 30, 2001
(Unaudited)

	Historical	OSCA Eliminations(1)		Pro Forma Adjustments		Pro Forma
	(in millions, except per share amounts)
Net sales	$871.7	$(85.6)		$—		$786.1
Operating expenses:
Cost of products sold	688.2	(64.2)		—		624.0
Selling, general and administrative expenses	134.7	(11.1)		—		123.6
Special charges	184.0	—		—		184.0

Operating income (loss)	(135.2)	(10.3)		—		(145.5)
Gain on sale of subsidiary stock	9.4	—		(9.4	)(2)	—
Interest income (expense) — net	(18.1)	0.8		—		(17.3)
Other income (expense) — net	(34.2)	3.6	(3)	—		(30.6)

Income (loss) before income taxes	(178.1)	(5.9)		(9.4)		(193.4)
Income taxes (credit)	(44.6)	(2.2	)(4)	(4.0	)(5)	(50.8)

Net income (loss)	$(133.5)	$(3.7)		$(5.4)		$(142.6)

Earnings per share:
Basic	(2.65)					(3.10)
Diluted	(2.65)					(3.10)
Weighted average shares outstanding	50.3			(4.3	)(6)	46.0
Weighted average shares outstanding assuming dilution	50.3			(4.3	)(6)	46.0

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF GREAT LAKES

Year Ended December 31, 2000
(Unaudited)

	Historical	OSCA Eliminations(1)		Pro Forma Adjustments		Pro Forma
	(in millions, except per share amounts)
Net sales	$1,670.5	$(132.0)		$—		$1,538.5
Operating expenses:
Cost of products sold	1,210.8	(98.2)		—		1,112.6
Selling, general and administrative expenses	256.1	(21.4)		—		234.7
Special charges	63.4	0.7		—		64.1

Operating income	140.2	(13.1)		—		127.1
Gain on sale of subsidiary stock	60.4	—		(60.4	)(7)	—
Interest income (expense) — net	(32.4)	1.0		—		(31.4)
Other income (expense) — net	(3.3)	2.7	(3)	—		(0.6)

Income before income taxes	164.9	(9.4)		(60.4)		95.1
Income taxes	37.9	(3.6	)(4)	(.2	)(8)	34.1

Net income	$127.0	$(5.8)		$(60.2)		$61.0

Earnings per share:
Basic	2.42					1.27
Diluted	2.42					1.27
Weighted average shares outstanding	52.4			(4.3	)(6)	48.1
Weighted average shares outstanding assuming dilution	52.5			(4.3	)(6)	48.2

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET OF GREAT LAKES

As of June 30, 2001
(Unaudited)

	Historical	OSCA Eliminations(1)	Pro Forma Adjustments		Pro Forma
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$135.7	$(11.3)	$—		$124.4
Accounts and notes receivable, less allowances	422.9	(41.0)	3.9	(2)	385.8
Inventories	347.8	(27.5)	—		320.3
Prepaid expenses	33.7	(4.7)	—		29.0

Total current assets	940.1	(84.5)	3.9		859.5
Plant and equipment, net	732.9	(46.2)	—		686.7
Goodwill	168.0	(6.9)	—		161.1
Investments in and Advances to Unconsolidated Affiliates	34.0	—	—		34.0
Other assets	57.0	(0.8)	—		56.2

Total assets	$1,932.0	$(138.4)	$3.9		$1,797.5

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$186.9	$(21.7)	$—		$165.2
Accrued expenses	150.3	(5.6)	5.0	(3)	149.7
Income taxes payable	21.3	(1.1)	—		20.2
Dividends payable	4.0	—	—		4.0
Notes payable and current portion of long-term debt	6.2	(1.0)	—		5.2

Total current liabilities	368.7	(29.4)	5.0		344.3
Long-term debt, less current portion	679.9	(27.1)	—		652.8
Other noncurrent liabilities	29.7	(0.9)	—		28.8
Deferred income taxes	47.5	(3.3)	—		44.2

Total liabilities	1,125.8	(60.7)	5.0		1,070.1
Minority interest	39.9	—	(34.5)	(3)	5.4
Stockholders' equity:
Common stock, $1 par value, 200.0 shares authorized, 73.0 shares issued at June 30, 2001	73.0	—	—		73.0
Additional paid-in capital	133.0	—	—		133.0
Retained earnings	1,738.0	—	60.6	(3)	1,798.6
Accumulated other comprehensive loss	(125.4)	—	2.1	(4)	(123.3)
Less treasury stock, at cost	(1,052.3)	—	(107.0)	(5)	(1,159.3)

Total stockholders' equity	766.3	—	(44.3)		722.0

Total liabilities and stockholders' equity	$1,932.0	$(60.7)	$(73.8)		$1,797.5

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS OF GREAT LAKES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(1)
Represents OSCA's statement of operations data, which will no longer be consolidated as part of the Great Lakes consolidated financial statements.

(2)
Reflects the elimination of the gain on sale of subsidiary stock recognized by Great Lakes during the Six months ended June 30, 2001 in connection with the sale of 500,000 shares of OSCA's Class B common stock pursuant to Rule 144 under the Securities Act.

(3)
Includes the elimination of amortization of intangibles of $.4 million and $0.2 million, other expense (income), net of $0 and $1.0 million and minority interest expense of $2.3 million and $2.4 million for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

(4)
Reflects the income tax effect of the elimination of OSCA from the Great Lakes consolidated financial statements by comparing Great Lakes' income tax provision with and without OSCA.

(5)
Reflects the income tax effect of the gain on sale of the OSCA Class B common stock as described in (2) above.

(6)
Reflects the decrease in the weighted average shares outstanding assuming that the exchange offer is fully-subscribed.

(7)
Reflects the elimination of the gain on sale of subsidiary stock recognized by Great Lakes in connection with the initial public offering of OSCA.

(8)
Reflects the income tax effect of the elimination of the gain on sale of subsidiary stock as described in (7) above. The gain on the sale recognized in connection with the initial public offering of OSCA was substantially tax free.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(1)
Represents OSCA's balance sheet data, which will no longer be consolidated as part of the Great Lakes consolidated financial statements.

(2)
Reflects the reclassification of intercompany receivable amounts due to Great Lakes from OSCA.

(3)
Reflects the exchange offer adjustments which assume that the exchange offer is fully-subscribed. This transaction results in an anticipated gain, net of $5.0 million in direct expenses. The gain to be recognized by Great Lakes upon completion of the exchange offer is calculated as the difference between the net carrying value of Great Lakes' investment in OSCA, including minority interest and the market value of the shares of OSCA held by Great Lakes prior to the exchange offer (assuming the shares of OSCA Class B common stock offered hereby are exchanged at a share price of $13.54).

(4)
Reflects the elimination from accumulated other comprehensive loss of amounts pertaining to OSCA's operations as of June 30, 2001. Amounts represent cumulative translation adjustments (losses). This adjustment reduces the anticipated gain on the exchange by $2.1 million.

(5)
The increase in treasury stock assumes that the exchange offer is fully-subscribed and that the maximum number of Great Lakes shares are tendered in the exchange offer.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF OSCA

    The following discussion of OSCA's financial condition and results of operations should be read together with OSCA's financial statements and notes to those statements included elsewhere in this document.

Basis of Presentation

    Since 1982, OSCA's business operations have been conducted by various entities owned directly or indirectly by Great Lakes. In order to accomplish OSCA's June 2000 initial public offering, or IPO, and to appropriately reflect the businesses to be included in the IPO, Great Lakes transferred certain foreign subsidiaries previously owned by it to OSCA. This transfer was completed in December 1999 and resulted in OSCA's direct ownership of those subsidiaries. Accordingly, OSCA's financial information for 1999 is presented on a consolidated basis. Prior to the transfer of these foreign subsidiaries, operations were conducted by OSCA and its subsidiaries and, in some cases, Great Lakes' other subsidiaries. Therefore, OSCA's financial information for the periods prior to the transfer is presented on a combined basis.

    OSCA's accompanying financial statements prior to the IPO reflect the historical financial position, results of operations, changes in stockholder's equity (deficit) and cash flows directly related to OSCA and its affiliates, adjusted to include only those parts of OSCA's business which remained part of OSCA after the IPO. These adjustments, which were made to the historical accounting records of OSCA, consist primarily of the "carve-out" or elimination of the assets, liabilities and results of operations of two businesses owned by OSCA. These adjustments were made for all periods prior to the IPO. These two businesses consisted of the former environmental remediation services business owned by OSCA through its wholly-owned subsidiary, OSCA de Mexico, and OSCA's 50% ownership interest in a joint venture formed to provide pipeline commissioning and infrastructure support services primarily in the Gulf of Mexico.

    This "carve-out" was supported by the terms of a Separation Agreement entered into with Great Lakes. The Separation Agreement specifies that as of the closing date of the initial public offering, Great Lakes assumed and indemnified OSCA for all claims, charges, assessments and liabilities, known and unknown, directly or indirectly relating to these businesses. Additionally, Great Lakes is entitled to all rights and beneficial interest in all tangible and intangible assets relating to these businesses. Therefore, the future results of operations and financial position of OSCA will not be impacted by these businesses.

    These financial statements have been prepared from OSCA's and Great Lakes' historical accounting records and include the historical operations of entities directly owned by OSCA and operations transferred to it by Great Lakes in December 1999. Accordingly, Great Lakes' net investment is shown in lieu of stockholders' equity (deficit) in the financial statements prior to the transfer.

    The statements of operations prior to the IPO include all material costs of doing business including costs related to services provided to OSCA by Great Lakes. Charges for such services are based on a number of factors including actual and allocated charges. These charges are not necessarily indicative of the costs and expenses that would have resulted if OSCA had been operated as a separate entity prior to the IPO.

    OSCA is organized into three global business segments: Completion Fluids, Completion Services and Downhole Completion Tools. The units are organized to offer a distinct group of products, technology and services.

Factors Affecting Results of Operations

    Demand for OSCA's services depends primarily on activity in the oil and gas exploration and production industry in the Gulf of Mexico and in select international markets. This activity is driven mostly by current and expected market prices for oil and gas and by the exploration and production budgets of

OSCA's principal customers. These factors are largely dependent, in turn, on global and regional levels of energy supply and demand. Generally, increasing energy demand and commodity prices generate increased exploration and production activity, which translates to greater demand for OSCA's services. Conversely, in periods of falling energy demand and commodity prices, demand for OSCA's services generally declines. Historically, changes in the budgets and activity levels of exploration and production companies have lagged significant movements in oil and gas prices.

    The effect of lower oil prices was evident during the second half of 1998 and first half of 1999 when the oil and gas industry experienced a significant downturn. Oil prices declined to their lowest level in over 12 years. This decline resulted in oil and gas companies canceling or deferring a significant portion of their exploration and development activities, which led to reduced demand for OSCA's products and services and increased pricing pressure.

    Oil and gas prices substantially recovered in the second half of 1999, and exploration and production companies enjoyed improved operating results and cash flows. In the second half of 1999, exploration and production activity began to recover and gradually increased throughout 2000 in the Gulf of Mexico. Oil and gas prices have remained at high levels through early 2001 and have driven increases in drilling activity in the Gulf of Mexico and other oil and gas producing regions of the world.

    Merger activity among both major and independent oil and gas companies also affects exploration, development and production activity, as these organizations attempt to increase efficiency and reduce costs. Generally, only the more promising exploration and development projects from each merged entity are likely to be pursued, which may result in overall lower post merger exploration and development budgets.

    The main drivers of OSCA's revenue are the number of wells completed in the Gulf of Mexico and, to a lesser degree, growth in select international markets such as Brazil, Venezuela and the North Sea. These drivers are, in turn, dependent on the factors and dynamics described above.

    The main components of OSCA's operating expenses are cost of sales and selling, general and administrative expenses. Each of these expense items includes expenses that, at least in the short term, are relatively fixed. Therefore, as OSCA's revenues fluctuate in response to the factors and dynamics described above, OSCA's expenses as a percentage of revenues fluctuate accordingly. During the last industry downturn, in 1998 and 1999, OSCA elected to maintain, and in some instances expand, its production and sales capacity to prepare it for the next industry expansion, and as a result its expenses increased significantly as a percentage of revenues. This effect reversed itself in 2000 as OSCA's revenues increased as a result of increased industry activity.

Results of Operations

    The following table summarizes OSCA's historical results of operations as a percentage of net revenue for the periods indicated. The historical financial data for 1998, 1999 and 2000 were derived from OSCA's audited consolidated financial statements included elsewhere in this document. The information contained in this table should be read in conjunction with "Selected Historical Financial Data of OSCA" beginning on page 48 and the consolidated financial statements and related notes included elsewhere in this document.

	Year ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2000	2001
STATEMENT OF OPERATIONS DATA:
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of sales	78.3	81.2	74.4	74.6	75.0
Selling, general & administrative	17.0	19.7	16.2	18.5	13.0
Amortization of intangibles	.3	.5	.3	.4	.2
Special charges (credit)	11.8	(2.8)	(.5)	—	—

Total operating expenses	107.4	98.6	90.4	93.5	88.2
Operating income (loss)	(7.4)	1.4	9.6	6.5	11.8
Interest expense (income), net	(.1)	(.1)	.8	(.1)	.9
Other expense (income), net	.5	(.8)	.0	(.6)	1.2

Income (loss) before income taxes	(7.8)	2.3	8.8	7.2	9.7
Income tax provision (benefit)	(1.7)	1.4	3.3	2.9	3.6

Net income (loss)	(6.1)	.9	5.5	4.3	6.1

Six Months Ended June 30, 2001 Versus Six Months Ended June 30, 2000

    Net Revenue.  Revenues for the first six months of 2001 increased 54.5% to $85.6 million from $55.4 million compared to the corresponding period in 2000. The increase was primarily due to rising well completion activity in the Gulf of Mexico driven by higher commodity prices for oil and gas.

    Completion Fluids Revenue.  For the six months ended June 30, 2001, Completion fluids revenue increased 31.1% to $32.4 million from $24.7 million for the corresponding period in 2000. This increase primarily reflects higher volume resulting from increased drilling activity.

    Completion Services Revenue.  Completion services revenue for the six months ended June 30, 2001 increased 47.5% to $26.1 million from $17.7 million for the corresponding period in 2000. Market penetration in the Gulf of Mexico in conjunction with accelerated and higher activity levels combined to drive the improvement in revenue.

    Completion Tools Revenue.  Completion tools revenue for the six months ended June 30, 2001 increased 108.4% to $27.1 million from $13.0 million for the six months ended June 30, 2000. The significant improvement in revenue reflects an improved product mix associated with new technology.

    Cost of Sales.  Cost of sales for the first six months of 2001 increased 55.5% to $64.2 million from $41.3 million for the corresponding period in 2000, reflecting increased sales volume. Gross profit margin decreased slightly, however, to 25.0% from 25.4% as compared to the same period of 2000, reflecting the effect of product mix changes and higher expenses.

    Selling, General and Administrative Expense.  Selling, general and administrative expenses for the first six months of 2001 increased 8.8% to $11.1 million as compared to the prior year period of $10.2 million. The increase is primarily due to the addition of technical personnel required to support increasing business activity, primarily in the Gulf of Mexico. As a percentage of net revenue, selling, general and administrative expenses fell from 18.5% to 13.0%.

    Interest expense.  Interest expense increased $0.7 million for the six months ended June 30, 2001 from the same period last year primarily due to the $31.0 million interest-bearing loan established in June of 2000.

    Other Expense (Income), Net.  Net other expense (income) was a net expense of $0.6 million for the six months ended June 30, 2001 compared to net other income of $0.2 million for the six months ended June 30, 2000. This net expense was primarily attributable to a casualty loss due to a warehouse fire in March 2001.

    Net Income.  Net income for the six months ended June 30, 2001 was $5.2 million, or $0.35 per share, compared to net income of $2.4 million, or $0.27 per share, one year ago. The improvement reflects the factors discussed above.

2000 Versus 1999

    Net Revenue.  Net revenue for 2000 increased $40.1 million, or 43.6%, to $132.0 million from $91.9 million for 1999. The increase was principally attributable to an increase in oil and natural gas prices that resulted in an increase in worldwide drilling activities, particularly in the Gulf of Mexico.

    Completion Fluids Revenue.  Revenue for completion fluids and related activities for 2000 increased $4.6 million, or 9.1%, to $55.2 million from $50.6 million for 1999. The increase was attributable to OSCA's customers' increased rig activity and general price increases in the exploration and drilling industry.

    Completion Services Revenue.  Revenue for completion services for 2000 increased $17.8 million, or 69.3%, to $43.5 million from $25.7 million for 1999. This increase was primarily attributable to higher rig activity levels. Rig activity levels in the Gulf of Mexico increased by approximately 36% for 2000 as compared to 1999. This increase led to general price increases in the completion services industry.

    Downhole Completion Tools Revenue.  Revenue for downhole completion tools for 2000 increased by $17.6 million, or 112.1%, to $33.3 million from $15.7 million for 1999. This increase in revenue was driven by market penetration primarily attributable to the successful introduction of several new products. Increases in OSCA's customers' rig activity and general industry price increases also contributed to the increase.

    Cost of Sales.  Cost of sales for 2000 increased $23.6 million, or 31.6%, to $98.2 million from $74.6 million for 1999. However, as a percentage of revenue, cost of sales decreased to 74.4% for 2000 versus 81.2% for 1999. This decrease in the cost of sales as a percentage of revenue was mainly due to price increases for products and services and a more favorable product mix.

    Selling, General and Administrative Expense.  Selling, general and administrative expense increased $3.2 million, or 17.6%, to $21.4 million for 2000 compared to $18.2 million for 1999. The increase was mainly due to the growth of OSCA's workforce in response to greater industry activity. Selling, general and administrative expense decreased as a percentage of net revenue primarily due to higher net revenue that was able to be leveraged on the fixed portion of these expenses.

    Amortization of Intangibles.  Amortization of intangibles decreased $35,000 to $397,000 for 2000 compared to $432,000 for 1999. The decrease reflects an adjustment in 1999 for which there was no comparable amount in 2000.

    Special Charges (Credit).  Of the lease costs included in the special charge originally recorded in 1998, approximately $.7 million was reversed in 2000. This reversal relates to a time period during the year when the vessel being leased was in operation and those lease costs were charged to OSCA's operating expenses rather than against the reserve. In addition, OSCA believes the reserve balance of $.3 million at December 31, 2000 represents OSCA's remaining cash obligations which expire in March 2001. Additional information regarding the special charges (credit) is provided in Note 4 to the consolidated financial statements included in this document.

    Operating Income.  As a result of the foregoing, operating income increased $11.3 million to $12.6 million for 2000 compared to $1.3 million for 1999. Operating income from completion fluids,

completion services and downhole completion tools was $5.6 million, $6.3 million and $4.1 million, respectively, for 2000.

    Interest Expense (Income), Net.  Net interest expense increased $1.1 million for the year ended December 31, 2000 compared to the prior year primarily as a result of interest expense on OSCA's revolving credit facility incurred in conjunction with the IPO.

    Income Tax Provision (Benefit).  The income tax provision for 2000 was $4.4 million, resulting in an effective tax rate of 38.1%, while in 1999 it was $1.3 million, resulting in an effective tax rate of 61.0%. The differences between the effective tax rates for these periods and the statutory U.S. federal income tax rate (35%) relate primarily to non-reciprocal tax benefits on foreign losses in 1999.

    Net Income.  Net income for 2000 increased $6.4 million to $7.2 million from $.8 million for 1999 reflecting the factors discussed above.

1999 Versus 1998

    Net Revenue.  Net revenue for 1999 decreased $21.5 million, or 19.0%, to $91.9 million from $113.4 million for 1998. The decrease was principally attributable to a sharp decline in oil prices that resulted in a decrease in worldwide drilling activities, particularly in the Gulf of Mexico.

    Completion Fluids Revenue.  Revenue for completion fluids and related activities for 1999 decreased $16.8 million, or 24.9%, to $50.6 million from $67.4 million for 1998. The decrease was attributable to decreases in OSCA's customers' rig activity and general price declines in the industry, which were particularly severe in the Gulf of Mexico, Latin America and North Sea regions.

    Completion Services Revenue.  Revenue for completion services for 1999 decreased $7.6 million, or 22.8%, to $25.7 million from $33.3 million for 1998. This decrease was primarily attributable to lower rig activity levels. Rig activity levels in the Gulf of Mexico decreased by approximately 17.0% for 1999 as compared to 1998. This decrease led to general price declines in the completion services industry.

    Downhole Completion Tools Revenue.  Revenue for downhole completion tools for 1999 increased by $3.1 million, or 24.6%, to $15.7 million from $12.6 million for 1998. This increase in revenue was driven by market penetration primarily attributable to the successful introduction of several new products. This revenue increase was achieved despite decreases in OSCA's customers' rig activity.

    Cost of Sales.  Cost of sales for 1999 decreased $14.2 million, or 16.0%, to $74.6 million from $88.8 million from 1998. However, as a percentage of revenue, cost of sales increased to 81.2% for 1999 versus 78.3% for 1998. This increase was mainly due to deeper price discounts for products and services, partially offset by a $3.4 million reduction in OSCA's workforce and related costs.

    Selling, General and Administrative Expense.  Selling, general and administrative expense decreased $1.1 million, or 5.7%, to $18.2 million for 1999 compared to $19.3 million for 1998. The decrease was mainly due to OSCA's response to lower industry activity. Selling, general and administrative expense increased as a percentage of net revenues primarily due to lower net revenues as a result of the sharp decline in oil prices combined with the fixed nature of a portion of these expenses.

    Amortization of Intangibles.  Amortization of intangibles increased $62,000 to $432,000 for 1999 compared to $370,000 for 1998. The increase reflects a full year of goodwill and other intangibles associated with the acquisition of Cain Oil Tools, Inc. in March 1998.

    Special Charges (Credit).  Special charges were $13.4 million in 1998. The components of the charge include asset impairments of $5.4 million, write-down of the carrying value of an asset to be disposed of by $2.5 million, severance costs of $.3 million, lease costs of $4.4 million and other related charges of $.8 million. In 1999, due to changing market conditions and a recognition of the need to ensure a reliable source of supply of calcium chloride, a decision was made to continue using the calcium chloride production facility for the foreseeable future. This decision resulted in a change to the 1998 repositioning plan such that the calcium chloride production facility would not be sold or abandoned. Based on that decision, a special charge credit of $2.5 million was recognized as a result of the upward adjustment of the carrying value of the asset held for disposal which was written down in 1998. The amount of depreciation suspended on the facility in 1999 was approximately $.2 million. In addition, the remaining credit related to the reversal of $.1 million of severance costs was taken as a 1998 special charge. OSCA believes the reserve balance of $1.9 million at December 31, 1999 represents its remaining cash obligations which are to be paid through April 2001. Additional information regarding the special charges is provided in Note 4 to the consolidated financial statements included in this document.

    Operating Income.  As a result of the foregoing, operating income increased $9.7 million to $1.3 million for 1999 compared to ($8.4) million for 1998. Operating income from completion fluids, completion services and downhole completion tools was $5.0 million, $(.7) million and $.6 million, respectively, for 1999.

    Interest Expense (Income), Net.  Net interest income was flat for the year ended December 31, 1999 compared to the prior year.

    Income Tax Provision (Benefit).  The income tax provision for 1999 was $1.3 million, resulting in an effective tax rate of 61.0%, while in 1998 the income tax benefit was ($1.9) million, resulting in an effective tax rate of (22.0%). The differences between the effective tax rates for these periods and the statutory U.S. federal income tax rate relate primarily to non-reciprocal tax benefits on foreign losses.

    Net Income.  Net income for 1999 increased $7.7 million to $.8 million from $(6.9) million for 1998.

Liquidity and Capital Resources

    OSCA's primary uses for cash are working capital, capital expenditures and acquisitions. Historically, OSCA's cash sources have been cash provided by operations and, prior to the IPO, cash provided by intercompany borrowings from Great Lakes. To the extent OSCA's future cash requirements exceed the cash provided by operations, OSCA will fund those requirements through debt or equity financing activities. As of December 31, 2000, OSCA had cash and working capital of $3.6 million and $53.8 million, respectively. The increase in working capital in 2000 as compared to 1999 primarily reflects the $65.0 million dividend note payable to Great Lakes at December 31, 1999 for which there is no comparable amount at December 31, 2000. This dividend was paid with proceeds from OSCA's IPO.

    Net cash provided by (used in) operating activities for 1998, 1999 and 2000 was $28.1 million, $8.1 million, and ($44.9) million, respectively. Net cash used in investing activities for 1998, 1999 and 2000 was $27.8 million, $6.0 million and $2.7 million, respectively. Net cash provided by (used in) financing activities for 1998, 1999 and 2000 was $.8 million, ($2.5) million and $47.7 million, respectively. OSCA's primary use of funds in 1998 and 1999 was for the acquisition of property and equipment which required the use of approximately $24.1 million and $5.9 million of cash, respectively. OSCA's primary use of funds in 2000 was for the payment of dividends and amounts due to Great Lakes. OSCA's primary sources of funds in 2000 were the proceeds of OSCA's IPO and OSCA's revolving credit facility entered into at the time of the IPO.

    The revolving credit facility bears interest at a floating rate (LIBOR plus an applicable margin which was 0.5% at June 30, 2001) and provides for up to $40.0 million of borrowings in the United States, subject to borrowing base limitations. In conjunction with the IPO, OSCA borrowed $31 million under the revolving credit facility. The proceeds from those borrowings were used to repay indebtedness owed to Great Lakes. Borrowings under the revolving credit facility mature in 2003. The revolving credit facility is guaranteed by Great Lakes, so long as Great Lakes maintains a controlling interest in OSCA. OSCA pays Great Lakes an annual fee equal to .15% of the committed amount under the revolving credit facility for this guarantee. After completion of the exchange offer, Great Lakes will no longer guarantee amounts outstanding under the revolving credit facility.

    OSCA estimates that cash generated from operations in 2001 will be sufficient to meet its cash operating requirements, including but not limited to planned capital expenditures and material commitments under OSCA's operating leases. OSCA's capital expenditures are primarily for replacement and maintenance of existing property and equipment and the acquisition of other equipment it uses in its business. At this time, OSCA believes the significant investments in capital equipment that it has made in the past are sufficient to support growth through 2002. OSCA expects total capital expenditures in 2001 to be approximately $12.0 million. OSCA's minimum lease obligations under noncancelable leases for 2001 are approximately $8.3 million. For more information about OSCA's lease obligations, see note 8 to OSCA's consolidated financial statements included in this document.

    If OSCA should decide to pursue one or more acquisition opportunities, OSCA's ability to finance any such acquisitions will be a critical element of its analysis. Pursuant to OSCA's revolving credit facility, OSCA has agreed to limit the amount of debt it may incur, which may make it more difficult to pursue strategic acquisitions. In addition, OSCA is restricted for a period ending two years after completion of the exchange offer and any subsequent spin-off in the amount of equity it may issue pursuant to agreements entered into with Great Lakes relating to its separation from Great Lakes. For more information, see "Agreements Between Great Lakes and OSCA" beginning on page 100. There can be no assurance that additional financing will be available when required or, if available, that it will be on terms satisfactory to OSCA.

Foreign Currency Exchange Rate Risk

    A portion of OSCA's revenue and operating expenses are denominated in foreign currencies. As a result, OSCA is subject to foreign exchange risks that could adversely affect its operations. To the extent that OSCA incurs expenses in U.S. dollars but earns revenue in foreign currencies, any decrease in the values of those foreign currencies relative to the U.S. dollar could cause OSCA's profit margins to decline or could cause its products to be less competitive compared to those of its foreign competitors.

    OSCA does not intend to comprehensively hedge its exposure to currency rate changes, although it may choose to selectively hedge certain working capital balances, firm commitments, cash returns from subsidiaries and affiliates and/or tax payments. There can be no assurance these efforts will be successful. At June 30, 2001, OSCA had no open foreign currency hedging positions. The effect of foreign currency (gains) losses for 1998, 1999 and 2000 were $523,000, ($586,000) and $142,000, respectively.

Tax Matters

    For the period following the IPO, OSCA did not include the results of its operations with those of Great Lakes in reporting income for U.S. federal, non-U.S., and most state income tax purposes. OSCA believes this did not have a material adverse effect on its net income.

Inflation

    The impact of inflation on OSCA's business has not been material during the periods presented.

Recently Issued Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended by SFAS No. 137, became effective for OSCA beginning with the first quarter of 2001. The Statement requires companies to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. As of June 30, 2001, OSCA had no derivatives outstanding. As of June 30, 2001, the statement has had no impact on OSCA's results of operations or financial position.

BUSINESS OF OSCA

General

    OSCA provides specialized oil and gas well completion fluids, completion services and downhole completion tools to major oil companies and independent exploration and production companies, primarily in the Gulf of Mexico and in select international markets. Well completion activities are conducted after drilling and prepare the well to begin production. OSCA's products and services help prepare the well for production and enhance the recovery of oil and gas. In 2000, OSCA generated total net revenue of $132.0 million.

    OSCA's products and services provide the following benefits to its customers:

  •
  lengthening well life by controlling the migration of indigenous sand into the well, which damages downhole and surface production equipment and causes the reservoir to degrade prematurely;

  •
  increasing well productivity by minimizing reservoir damage during the completion phase of the well installation process and by repairing reservoir damage incurred during the drilling phase;

  •
  increasing well flow rates by creating fractures in the reservoir and packing the fractures with gravel to prevent the migration of sand into the well, a process which the industry refers to as frac packing; and

  •
  enhancing well productivity by chemically stimulating the reservoir, allowing faster production and, potentially, increasing the total recovery of oil and gas.

    Since its founding in 1979, OSCA has been an innovator in building a comprehensive portfolio of quality well completions products and services for its customers. OSCA pioneered the use of non-damaging, high density clear brines for completion and workover fluids applications, adding related fluid maintenance services to its product offerings in 1980. Throughout the 1980s and early 1990s, OSCA continued to expand its product and service offerings by entering the sand control and pressure pumping segments. It entered the downhole gravel pack tool market by acquiring the assets of Completion Services, Inc. in July 1993 from its individual stockholders for cash. In 1997, OSCA expanded its pressure pumping capability by entering marine well services to provide its customers with the most advanced completion technology. At the same time, OSCA added coil tubing services, an essential service for preparing and maintaining well production. Also in 1997, OSCA expanded the markets in which it operates by engaging in marine well stimulation services and coiled tubing services in the Gulf of Mexico. In March 1998, OSCA augmented its line of downhole completion tools through the acquisition of Cain Oil Tools, Inc. from its individual stockholders for cash. This acquisition provided OSCA with manufacturing capabilities to support its rapidly growing sand control tool line as well as expanded its tool products offering to include production tools for conventional well completions. OSCA completed construction of its downhole tools test facility in 1999. This facility accelerated OSCA's cycle of technology development, bringing new products to market and stimulating the growth rate for the tools business. Also in 1999, OSCA began operations from C-Port 1, in Port Fourchon, Louisiana, a world class completion fluid distribution facility.

OSCA's Strategy

    OSCA focuses its products and services on well completion activities that assist its customers in optimizing the recovery of oil and gas. OSCA's strategy for future growth is to improve its market position by:

  •
  Focusing on Optimizing Reservoir Productivity. OSCA focuses its technology, products, services and resources on optimizing reservoir productivity, primarily through the completion of oil and natural gas wells. OSCA has developed products and services that can be readily modified to meet the needs of a well's particular characteristics. OSCA believes that focusing on well completions with adaptable products and services enables it to be more responsive to its customers' needs, thus allowing it to compete effectively against larger and more diversified companies.

  •
  Developing Advanced Completion Technologies. OSCA is committed to developing advanced completion technologies, products and services. It has strengthened its competitive position in each of its businesses by working closely with customers to deliver solutions for specific operating environments. For example, OSCA uses its completion tools testing facility to simulate harsh downhole conditions similar to those experienced in the field. OSCA believes this facility is one of the newest and most advanced in the world and that it gives OSCA a competitive advantage in designing new downhole products and testing prototypes to prevent failures in the field.

  •
  Capitalizing on Cross-Selling Opportunities. OSCA has the opportunity to cross sell its products and services because each is often used in the well completion process and each is designed to enhance the other's performance. Developing solutions to challenging well conditions in one product line helps OSCA establish strong relationships with its clients, thereby creating a natural opportunity to cross sell its other products and services.

  •
  Targeting Complex Well Completion Opportunities. OSCA believes that strong demand exists for its specialized completion technology, products and services in numerous complex well completion markets. For example, OSCA believes its deepwater completions experience and expertise will enable it to increase its market share and capitalize on growth opportunities in the deepwater Gulf of Mexico and to expand into international deepwater markets such as Brazil and West Africa. Deepwater development wells generate significantly more revenue per well for OSCA because they require large volumes of completion fluids and specialized completion technology. In addition, OSCA believes that attractive opportunities exist to provide its completion solutions to clients focused on onshore natural gas production using OSCA's well stimulation technologies developed for the offshore segment.

  •
  Pursuing Strategic Acquisitions. OSCA has made several strategic acquisitions that complement its product and service offerings and expand its geographic presence. OSCA's current strategy is to acquire advanced completion technologies and related products and services that will enhance its competitive position in markets it already serves and provide access to new markets that require complex well completions. While OSCA continually evaluates strategic acquisition opportunities, it currently has no agreements in place regarding future acquisitions.

Industry Overview

    Demand for well completion services is driven primarily by:

  •
  the levels of exploration and development activity for oil and gas in response to worldwide demand;

  •
  the rate of discovery of new oil and gas fields;

  •
  the changing production profiles of existing fields, including deterioration of production rates due to reservoir degradation and depletion;

  •
  the characteristics of the reservoir which dictate the type of completion that is required.

    Generally, oil and gas companies reduce exploration and development activity during periods of weak oil prices and increase this activity during periods of strong oil prices. The extent to which the revenue of OSCA's industry increases also depends upon the success of the exploration and production efforts. In general, these revenue increases lag expansion of exploration and development capital budgets in times of recovery in the oil and gas industry. These lag times can be up to several quarters for offshore operations but are generally shorter for onshore operations.

    Well completion activity has historically been closely correlated with the count of active drilling rigs. Drilling activity is largely dependent on the prices of oil and gas. Oil service activity, in turn, is primarily driven by the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the number of well completions and the level of workover activity worldwide. This relationship was particularly evident during 1998 when oil prices fell below $11 per barrel. The price decline resulted in the lowest worldwide oilfield drilling activity levels in recent history. However, the recovery of oil prices to well above $20 per barrel during 1999 and the stability of these prices within this relative range throughout 2000 and early 2001 coupled with extremely strong prices for natural gas were the primary drivers in the increasing activity in the North American and other oil and gas regions of the world during 2000 and the first quarter of 2001.

    Due to "aging" oilfields and lower-cost sources of oil internationally, drilling activity in the United States has declined more than 75% from its peak in 1981. Record low drilling activity levels were experienced in 1986, 1992 and again in early 1999. The U.S. drilling activity temporarily rebounded during 1997, exceeding 1,000 active rigs for the first time since 1991; however, activity was subsequently reduced due to weak oil prices. Drilling activity began to recover during the second half of 1999 and gradually increased throughout 2000 and 2001 sustained by the strong commodity prices, as mentioned above. OSCA expects this recovery cycle to extend into the foreseeable future barring a recession in the United States and other industrialized economies. In the event of a recession, however, OSCA cannot assure you that drilling activity would continue to increase at its current pace, if at all.

    Natural gas related drilling and remedial activity in the Gulf of Mexico was very active during 2000 and early 2001 as operators strived to meet growing demand in the United States. This activity should continue at a strong pace driven by exploration and production companies motivated to develop the natural gas infrastructure necessary to meet the growing demand of power generation companies.

    International drilling activity which reached record low levels during 1999 began to strengthen during the second half of 2000 and is expected to continue to increase during 2001.

    The demand for products and services in OSCA's industry is impacted by changing production profiles in existing fields. Additionally, many new oil and gas fields exhibit reservoir characteristics that require more complex completion and stimulation services. In addition, natural gas wells are generally higher pressured and require higher weight, higher cost completion fluids which result in gas wells being more profitable to OSCA than oil wells.

Products and Services

    OSCA's products and services, which are available separately or as integrated systems, are offered through its three business segments.

  Completion Fluids

    OSCA sells and recycles clear completion fluids and performs related fluid maintenance activities, such as filtration and reclamation. Completion fluids are used to control well pressure and facilitate other completion activities, while minimizing reservoir damage. OSCA provides standardized completion fluids as well as a broad line of specially formulated and customized completion fluids for high demand wells. Completion fluids represented $55.2 million, or 41.8%, of OSCA's net revenue in 2000 and $32.4 million, or 37.8% of OSCA's revenue for the six months ended June 30, 2001. For more financial information about OSCA's completion fluids business segment, see note 16 to OSCA's consolidated financial statements included elsewhere in this document.

    Completion fluids are clear brines of metallic salts, such as sodium, potassium and calcium chloride; sodium, calcium and zinc bromide; and sodium and potassium formate. All are available either as pure salt solutions or as combinations of these solutions for increased flexibility and greater cost-effectiveness.

These fluids are solids-free, and therefore will not physically plug oil and gas reservoirs. In contrast, drilling mud, the fluid typically used during drilling and for some well completions, contains solids to achieve densities greater than water. These solids plug the reservoir, causing reservoir damage and restricting the flow of oil and gas into the well. When completion fluids are placed into a well, they typically become contaminated with solids that are left in the well after drilling mud is displaced. To remove these contaminants, OSCA deploys filtering equipment and technicians that work in conjunction with its on-site fluid engineers to maintain the solids-free condition of the completion fluids throughout the project. OSCA provides an entire range of completion fluids, as well as all support services needed to properly apply completion fluids in the field, including filtration, on-site engineering, additives and rental equipment.

    OSCA was one of the first companies to use high density clear fluids as non-damaging alternatives to solids-laden drilling mud for completion activities. OSCA supplies a full line of clear brine completion fluids and additives, with densities ranging from 8.4 to over 22.5 pounds per gallon. This range is important because each reservoir exhibits unique pressure characteristics and therefore requires completion fluids of appropriate density to control wellbore pressure. Since 1980, OSCA has been one of the leaders in providing high performance fluids and related services for initial completion and remedial well activities, commonly known as workovers.

  The C-Port 1 Loading Facility

    OSCA is the exclusive on-site supplier of completion fluids at the C-Port 1 loading facility at Port Fourchon, Louisiana. This facility primarily services customers in the deepwater Gulf of Mexico, which OSCA believes is the most active deepwater region in the world. This nine-slip loading facility, which allows for simultaneous loading of fuel, completion fluids, supplies and water, saves exploration and production companies substantial time as compared to other loading facilities where each item must be loaded individually. This time savings is critical as drilling costs to these companies can be as much as $200,000 per day.

    OSCA owns and operates a fluids distribution plant on property leased at C-Port 1. OSCA's distribution plant represents an innovation in the preparation and delivery of completion fluids to its customers. OSCA is able to blend multiple fluids simultaneously, which enables it to service multiple customers. OSCA's integrated fluid reclamation equipment allows OSCA to recycle used fluids and prepare those fluids for reuse. OSCA's on-site technical services lab optimizes fluid formulations consisting of new and recycled fluids in order to minimize costs and provide the most beneficial fluid blends to its customers. OSCA's presence at the C-Port 1 facility has positioned it to supply completion fluids to many high profile projects in the Gulf of Mexico.

  Completion Services

    OSCA provides marine well services, pressure pumping and coiled tubing services to perform frac packing, gravel packing and well stimulation. These services, which are offered in conjunction with OSCA's downhole completion tools and completion fluids, are either delivered directly by one of its marine well service vessels or provided using portable skid-mounted equipment that is placed at the well location, on the rig or platform. Completion services represented $43.5 million, or 33.0%, of OSCA's net revenue in 2000 and $26.1 million, or 30.5%, for the six months ended June 30, 2001. For more financial information about OSCA's completion services business segment, see note 16 to OSCA's consolidated financial statements included elsewhere in this document.

  Marine Well Services

    OSCA's marine well service vessels, the OSCA Challenger, the OSCA Discovery and the Elkhorn River, are helping to establish new industry standards for workboat-based well completion and stimulation services. These vessels are capable of operating in harsh deepwater environments and are among the most advanced service vessels in the world. OSCA's marine well services group combines advanced engineering and highly-trained service personnel to provide sand control and well stimulation pressure pumping and completion fluid delivery services. OSCA's vessels are specifically designed for enhanced safety and operating efficiency and feature dynamic positioning, which allows them to maintain position without anchors through the use of onboard propulsion and satellite navigation systems. OSCA believes its vessels have the highest sea-state readiness ratings in their class. Whether the customer is working in shallow or deep water, OSCA believes that it can provide the most cost-effective, high performance well services in the marine environment.

    These vessels are fitted with specifically designed equipment to improve operational efficiency and reduce logistical complexity and have the following features:

  •
  a computer controlled satellite navigation system;
  •
  up to 10,500 pumping hydraulic horsepower/50 barrels per minute capability;
  •
  an on-board quality assessment and quality control lab;
  •
  the ability to service five to ten wells per trip offshore; and
  •
  the ability to work in up to 15 foot seas and 40 knot winds.

    OSCA's marine well service vessels are ideally suited for providing frac pack services. During frac packing, fluids are pumped into a well at pressures and flow rates high enough to create two opposing cracks from either side of the borehole producing wide, conductive flow paths that penetrate deep into the oil and gas reservoir. Growing customer acceptance of frac packing technology has increased the market size for marine well services significantly since 1994.

  Skid-mounted Pressure Pumping Services

    OSCA's portable, skid-mounted pressure pumping equipment performs sand control and well stimulation services for both land-based and offshore customers. Soft or sandy reservoirs create production problems that restrict hydrocarbon flow and could eventually lead to a complete loss of production. Sand control pressure pumping forces gravel and its carrier fluid into the soft or sandy reservoir to act as a filter, in conjunction with downhole completion tools, to control the migration of sand into the well. Oil and gas are then free to move through the gravel and into the well to be recovered. Well stimulation treatment consists of pumping chemicals into the reservoir to stimulate productivity. OSCA's pressure pumping equipment is designed to be compact and versatile in order to meet customer requirements for a wide variety of well conditions.

  Coiled Tubing Services

    Coiled tubing services involve the deployment of a continuous length of small diameter flexible steel pipe into wells to perform various applications and functions for use principally in well-servicing operations. Coiled tubing is used to convey tools that manipulate downhole equipment during the initial completion of the well, to apply chemicals during the production phase that stimulate a well to higher production rates and to convey fluids through the wellbore at a rate sufficient to remove sand and debris from the well. Recent improvements in coiled tubing reliability have led to expanded use of coiled tubing in completion and stimulation operations.

    The principal advantages of employing coiled tubing include:

  •
  avoiding well shut-down during workover operations, reducing the risk of reservoir damage;
  •
  the ability to deploy and remove coiled tubing significantly faster than conventional drill pipe, which must be jointed and unjointed;
  •
  the ability to direct fluids into a well with more precision, allowing for localized stimulation treatments, well cleanout, scale removal and paraffin removal;

  •
  providing a conduit for the source of energy to power a downhole motor;
  •
  faster manipulation of downhole completion tools; and
  •
  the smaller size and mobility of a coiled tubing unit, which enhances access to remote or offshore fields.

  Downhole Completion Tools

    OSCA focuses on designing, building and installing downhole completion tools that deploy gravel to control the migration of reservoir sand into the well and direct the flow of oil and gas into the production tubing. Downhole completion tools represented $33.3 million, or 25.2%, of OSCA's net revenue in 2000 and $27.1 million, or 31.7%, of net revenue for the six months ended June 30, 2001. For more financial information about OSCA's downhole completion tools business segment, see note 16 to OSCA's consolidated financial statements included elsewhere in this document.

    OSCA's downhole sand control tools are sold as complete systems. OSCA customizes these systems based on each well's particular mechanical and reservoir characteristics. These may include downhole pressure, wellbore size and formation type. Many wells produce from more than one reservoir simultaneously. Depending on the customer's preference, OSCA has the ability to install tools that can either isolate one producing zone from another or integrate the production from multiple zones. Once the tool systems are designed and customized, each is inspected for quality assurance before it is delivered to the well location. OSCA's field specialists, working with the rig crews, deploy its tools in the well during the completion process.

    To further enhance reservoir optimization, OSCA has also developed the tools necessary to provide the operator with "intelligent completion" capabilities. This includes the ability to selectively control flow from multiple reservoirs in the same wellbore from a remote activation site on the surface. In addition, through joint agreements with operators OSCA may also provide the equipment necessary to monitor downhole parameters such as temperature, pressure and reservoir flow to allow optimization of well productivity. These features are important in today's deepwater subsea completion environments.

    In addition to tools that are designed to control sand migration, OSCA also provides downhole completion tools that are generally used in conventional completions in reservoirs that do not require sand control. These tools include production packers and other service tools that OSCA can deliver through distribution networks located in key domestic markets and select international markets. This product line is primarily targeted toward the U.S. onshore market, although markets outside the U.S., such as Latin America, are now providing opportunities for market expansion.

International Operations

    OSCA operates in select major international oil and gas producing sectors of Latin America and Europe. OSCA generally provides products and services to its international customers through wholly owned foreign subsidiaries located in Venezuela, Brazil, Mexico, Scotland, Italy and Norway. OSCA seeks to operate in those areas where it can achieve and maintain a significant market share position and earn attractive returns on its investment. For example, in 2000, OSCA was able to leverage its experience in the Gulf of Mexico to commence activities off the coast of Brazil. In the future, OSCA anticipates expanding its international operations to include West Africa. OSCA's international operations represented $19.1 million, or 14.5%, of its net revenue in 2000 and $12.1 million, or 14.1%, of net revenue for the six months ended June 30, 2001. For more financial information on OSCA's international operations, see note 16 to OSCA's consolidated financial statements.

Customers and Marketing

    OSCA's customers include major oil companies and international and domestic independent exploration and production companies, including foreign state-owned oil and gas enterprises. In 2000, Houston

Exploration accounted for 7.2% of OSCA's net revenue. In addition, its next 14 customers accounted for 45.2% of its net revenue.

    OSCA devotes a considerable portion of its marketing time and effort to developing and maintaining key customers. In some cases, OSCA provides one or more of its engineers to work with customers at their locations. This cooperative effort promotes long-term relationships with customers who look to OSCA for assistance with their demanding projects and schedules.

    OSCA markets its oilfield products and services primarily through its direct sales force located in 10 sales offices throughout the world. OSCA also uses designated agents and distributors in nearly every major oil and gas producing region in the world. International markets OSCA serves include the U.K. and Norwegian sectors of the North Sea, Mexico, Venezuela, Brazil, Italy, the Asia Pacific, the Middle East and North and West Africa.

Technology and New Product Development

    OSCA has historically been a leader in the development of completion technology. OSCA's recent inventions and innovations in fluids technology include: InsulGel™ insulating packer fluids, which maintain heat in wells to reduce paraffin and hydrate problems, NoCal HTLC™, a non-corrosive packer fluid for severe environments, and the PAC-Valve, a pressure actuated downhole control valve that can be activated from the surface, as opposed to requiring mechanical activation using downhole well intervention equipment, and OSCA's SMART Technology, an intelligent completion system that allows the customer to selectively flow, via hydraulic activation, producing reservoirs of choice. OSCA's technologically advanced products enable it to promote the sale of other related products and services.

    OSCA's main research and development facility in Lafayette, Louisiana is staffed with experts in completion and workover fluids and includes a complete fluid technical service lab. OSCA believes activities conducted at this facility have played a major role in enabling it to achieve a leadership position in the completion fluids business worldwide. In April 1999, OSCA completed construction of a downhole tool research facility in Houston, Texas. This facility provides for critical interaction with customers in the engineering, manufacturing and testing of tools. OSCA measures the impact of different raw materials, operating conditions and design specifications in determining optimal tool configuration. Since OSCA's tools are often installed miles below the earth's surface, it is critical that potential design flaws be diagnosed and prevented prior to installation. In order to move technology from OSCA's research and development facilities to the field, its applications engineering group works with sales, R&D, operations and customers to integrate its products and services into comprehensive well completion programs.

    OSCA's product development strategy is driven by a structured evaluation and screening process. OSCA's selection process focuses on practical solutions to current and near-term customer problems. OSCA involves its customers early in each development project to promote, maintain and assess their interest in the project. OSCA screens projects for commercial viability and funds only those which it believes to be likely candidates for commercial success.

    OSCA has a policy of seeking patents on new products, processes or improvements when patent protection has a significant commercial benefit. OSCA does not believe any individual patent is of material importance to its business as a whole or that the success of its business is dependent upon its patent portfolio.

Competition

    OSCA's principal competitors in completion fluids are Baroid Corporation, a subsidiary of Halliburton Company; M-I LLC, a joint venture of Smith International, Inc. and Schlumberger Limited; and Tetra Technologies, Inc. OSCA's principal competitors in pressure pumping services and sand control tools are Halliburton Energy Services, a division of Halliburton Company; Schlumberger Limited; Baker Hughes

Incorporated; and BJ Services Company. OSCA believes that the three principal bases of competition in its industry are service record, reputation and pricing.

Suppliers

    In the past, OSCA has purchased nearly all of the brominated chemicals it requires to support its completion fluids business from Great Lakes. At the time of its IPO, OSCA entered into a brominated products supply agreement with Great Lakes. Under this agreement, Great Lakes has committed to provide OSCA with all or substantially all of its requirements for brominated products, subject to a cap based on volume. OSCA has committed to purchase at least 80% of its requirements for these products, subject to a minimum. The price will be determined based on Great Lakes' cost plus a margin; however, during contract years three, four and five and beyond, if OSCA is able to negotiate a lower price from a third party supplier, Great Lakes must either meet that price or release OSCA from 40%, 60% and 100%, respectively, of its annual requirements. Other principal materials utilized in the sand control pressure pumping business include frac pack gravel and various acids and chemical additives. Generally, these items are available from several suppliers, and OSCA utilizes more than one supplier for each item.

Employees

    At June 30, 2001, OSCA had a total of 553 employees, 469 of which were based in the United States. None of its employees are covered by collective bargaining agreements. OSCA believes that its relationships with its employees are good.

Operating Hazards and Insurance

    OSCA's operations are subject to the risks inherent in manufacturing products, providing services in the oil and gas industry, storing, handling and transporting hazardous substances in bulk and operating in the marine environment. These risks include personal injury and loss of life, business interruptions, loss of production, property and equipment damage, and contamination of and damage to the environment. Damages arising from an occurrence at locations where OSCA presently operates or has in the past operated may result in the assertion of potentially large claims against it or the imposition of other obligations of significant cost.

    OSCA is in the process of finalizing its third party insurance arrangements, which will provide a comprehensive insurance package covering its assets and operations, including liability and workers' compensation insurance, at levels that it believes to be appropriate. This insurance is subject to deductibles, amounts of self-insurance retention per occurrence and some exclusions to coverage.

Legal Proceedings

    On September 18, 2000, OSCA was served with notice that a lawsuit was filed against it and other named defendants on September 1, 2000 in the District Court of Harris County, Texas. The action is brought by certain underwriting syndicates of Lloyd's of London who claim to be subrogated to the claim of their insureds, Newfield Exploration Company, Apache Oil Corporation, Continental Land & Fur, and Fidelity Oil. The other defendants include High Pressure Integrity, Inc. and Chalmers, Collins & Alwell, Inc. On September 8, 2000, OSCA filed a lawsuit against the plaintiffs and the other defendants in the United States District Court, Western District of Louisiana, Lafayette-Opelousas Division. Other actions have also been filed in connection with the same circumstances.

    Each of the lawsuits relates to a blowout of a well situated in the Gulf of Mexico, offshore Louisiana, for which OSCA and others were engaged to perform specific workover operations. All cases have been consolidated with the Texas case. Plaintiffs seek substantial actual damages, interest and other costs, alleging that OSCA and the other defendants breached their contracts to perform workover operations, and were negligent in performing those operations. OSCA alleges negligence against the plaintiffs and other defendants and seeks actual damages, interest, costs and general and equitable relief. OSCA has amended its complaint claiming reimbursement for damages to include Cardinal Wireline Services, who was performing wireline operations aboard the platform immediately before the blowout. OSCA has also filed a third party demand against its underwriters and insurance broker in support of coverage for claims asserted against OSCA in the Newfield matter.

    OSCA has denied that it breached its contract or was negligent and intends to vigorously defend itself in the Texas case and to prosecute the merits of its claims. While it is not possible to predict or determine the outcome of legal actions brought by or against OSCA, management expects that the outcome will not have a material adverse effect on OSCA's consolidated financial position, liquidity or results of operations.

    OSCA is also a party to various routine legal proceedings. These primarily involve commercial claims, products liability claims, personal injury claims and workers' compensation claims. OSCA cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, OSCA believes that the outcome of all of these proceedings, even if determined adversely, would not have a material adverse effect on its business or financial condition.

Environmental Matters

    OSCA is subject to federal, state and local environmental and occupational safety and health laws and regulations in the United States and other countries in which it does business. These regulations govern, among other things, the storage, handling and transportation of hazardous materials in connection with OSCA's vessel and manufacturing operations and its well completion services. These laws include the U.S. Comprehensive Environmental Response, Compensation and Liability Act, also known as the "Superfund" law, and the U.S. Oil Pollution Act, both of which impose liability without regard to fault on anyone who has contributed to the release of hazardous substances or oil into the environment.

    In the routine course of providing its services, OSCA handles, stores and transports bulk quantities of hazardous materials. Accordingly, if leaks or spills of hazardous materials occur from OSCA's facilities, vessels or otherwise in connection with its operations, it may be responsible under applicable environmental laws for the costs of investigating and remediating any resulting contamination of, or damage to, the environment. OSCA has implemented and continues to implement various procedures to assure compliance with environmental regulations, including procedures for the handling and disposal of hazardous materials, which are designed to minimize the occurrence of spills or leaks. Under the direction of the State of Louisiana Department of Environmental Quality, OSCA is investigating a release of zinc bromide solution, which is used in its operations, from one of its facilities that occurred in July 1998. Because the matter is still under review by the State of Louisiana, OSCA cannot yet determine what corrective action, if any, may be required.

Facilities

    OSCA has operations worldwide including its corporate headquarters facilities in Lafayette, Louisiana. OSCA has 10 sales offices, including three in the United States and seven in the international regions that OSCA serves. Distribution and logistics are provided through 19 distribution sites, with 9 in the United States and 10 in key international locations. The facilities in Geismar, Louisiana and Mansfield, Texas are combined manufacturing and distribution sites.

  C-Port 1—Port Fourchon, Louisiana

    OSCA is the exclusive on-site supplier of completion fluids at the C-Port 1 loading facility at Port Fourchon, Louisiana. C-Port 1 is an advanced facility especially designed for the demands of deepwater wells. OSCA owns and operates a world-class fluid distribution plant on property that OSCA leases under an agreement that expires in 2008.

  Other Distribution Facilities

    OSCA's U.S. distribution facilities are located in the Gulf Coast region, in close proximity to both product supplies and customer concentrations. OSCA believes that the strategic locations of its domestic and international facilities make it one of the highest value suppliers in the Gulf of Mexico and in select international markets. OSCA's fluids distribution facilities are staffed with experienced personnel and offer storage, blending and reclamation services for all completion fluid systems. Each plant is either owned or leased under agreements that expire between 2001 and 2008.

    OSCA operates distribution facilities in the following locations:

DOMESTIC	INTERNATIONAL
Cameron, Louisiana	Anaco, Venezuela*
Port Fourchon, Louisiana	Cabimas, Venezuela
Geismar, Louisiana*	Punta de Mata, Venezuela
Intracoastal City, Louisiana	Aberdeen, Scotland
Lafayette, Louisiana*	Peterhead, Scotland
Venice, Louisiana	Macae, Brazil
Aransas Pass, Texas	Ravenna, Italy
Galveston, Texas*	Tanager, Norway
Mansfield, Texas	Paraiso, Mexico
Lagonelas, Venezuela
*
facilities owned by OSCA

Manufacturing Plant—Geismar, Louisiana

    OSCA operates a calcium chloride manufacturing plant with nine employees in Geismar, Louisiana. This facility neutralizes hydrochloric acid with calcium carbonate, generating industrial strength, technical grade and food grade calcium chloride. The plant's capacity is 720,000 barrels per year, supplying 100% of OSCA's domestic oilfield needs and part of its international requirements. Additionally, the Geismar facility distributes calcium chloride to industrial and food industry customers throughout the United States.

Oil Tools Facility—Mansfield, Texas

    This 37,000 square foot facility houses manufacturing for OSCA's downhole completion tools and a significant portion of its sand control tools. The facility employs 31 people, including machinists, quality control personnel and sales and support. In addition, this facility supports and distributes a full line of mechanical and hydraulic set packer equipment to supply the non-sand control completion and workover markets. OSCA leases this facility under an agreement that expires on January 1, 2003.

BUSINESS OF GREAT LAKES

General

    Great Lakes is a supplier of specialty chemical solutions. Great Lakes serves customers and markets through a global network of integrated sales, production, research, technical service and distribution facilities. After OSCA's separation from Great Lakes, Great Lakes will be organized into three global business units:

    Polymer Additives—The Polymer Additives business unit is a developer, producer and marketer of bromine-, phosphorus-, and antimony-based flame retardants and value-added antioxidants; UV light stabilizers; performance additives and fluids; and optical monomers. This business unit integrates these compounds into products that resist ignition and help the stability of products during processing or while in use.

    Performance Chemicals—The Performance Chemicals business unit is a collection of individual businesses that apply in complex chemical synthesis, process development, manufacturing and toxicological testing to meet highly specific requirements for pharmaceutical, agrochemical and industrial chemical applications.

    Water Treatment—The Water Treatment business unit is a formulator of water treatment biocides and related specialty chemicals that make swimming pools cleaner and drinking water safer. This business unit offers recreational water treatment products to mass merchants, wholesale distributors, specialty store owners and retail customers. Its bromine-based biocides and proprietary polymer-based antiscalants and corrosion inhibitors are generally used by industrial customers in the global cooling process, wastewater, paper and desalination industries.

Products and Services

    The following is a list of Great Lakes' principal products and services and end markets served:

Products & Services	End Markets Served
Polymer Additives
Flame Retardants Bromine-, phosphorus-and antimony-based flame retardants	Computer and Business Equipment, Consumer Electronics, Textiles, Automotive and Construction
Polymer Stabilizers Antioxidants, UV absorbers, light stabilizers and optical monomers	Computer and Business Equipment, Appliances, Packaging, Textiles, Construction, Automotive and Optical Lenses
Performance Chemicals
Agricultural Products Methyl bromide	Soil Crop and Structural Pest Control
Bromine Intermediates Bromine, bromine derivatives and bromine-based specialty chemicals	Electronics; Photographic Papers and Films; and Rubber Compounds
Fluorine Chemistry Fire extinguishing agent FM-200®, Organo-fluorine compounds, fluorinated intermediates	Telecommunications, Information Technology, Electronics and Chemical Industries
Fine Chemicals Specialty and fine chemical intermediates	Pharmaceutical and Agrochemical Industry

Toxicological Services All phases of nonclinical toxicological testing and bioanalytical services; Design of specialized toxicological, metabolic and analytical chemistry programs	Pharmaceutical, Chemical and Biotechnology Industries
Water Treatment—Recreational
Water sanitizers—BioGuard®, OMNI®, Guardex®, Pool Time®, Vantage®, AquaBrom®, Bayrol®, Hydrotech®, AquaClear®, Sun®, Algicides, oxidizers, PH balancers, mineral balancers and specialty chemicals	Pool and Spa Dealers and Distributors, Mass Market Retailers, Pool Service and Construction Companies
Water Treatment—Commercial & Specialties
Antiscalants, biocides, corrosion inhibitors, dispersants, antifoams, hydantoin derivatives, formulated oxidizers and biocide dispensing equipment Processing,	Industrial Cooling Water Treatment, Industrial and Municipal Wastewater Treatment, Municipal Desalination, Pulp and Paper Manufacturing, Food Preservative Intermediates and Home Care

MANAGEMENT OF OSCA

Directors, Executive Officers and Key Employees of OSCA

    Set forth below is information concerning the executive officers and key employees of OSCA and the individuals who are serving on its board of directors as of August 29, 2001. OSCA's board of directors currently has eight members. Four of its directors, Mark P. Bulriss, Martin M. Hale, Richard T. Higgons and Mack G. Nichols, are currently executive officers and/or directors of Great Lakes. Messrs. Bulriss and Higgons have advised OSCA that they will resign from its board after completion of the exchange offer and any subsequent spin-off.

Name	Age	Position
Robert L. Hollier	59	President, Chief Executive Officer and Director
Richard J. Alario	46	Executive Vice President
Steven J. Brading	50	Vice President and Chief Financial Officer
Stephen M. Gray	41	Vice President, General Counsel and Corporate Secretary
Donald H. Michel	50	Senior Vice President — Western Hemisphere Operations
Michael W. Landry	54	Vice President — Completion Fluids
James H. Tycer	53	Vice President — Completion Services
David J. Walker	42	Vice President — Downhole Completion Tools
Arthur B. Carroll	49	Vice President — Industry Relations
Kenneth R. Simpkins	48	Vice President — Research and Development
Bruce C. Leininger	51	Vice President — Human Resources
B. Edward Smith	42	Vice President — Engineering
Mark P. Bulriss	49	Chairman of the Board
Martin M. Hale	60	Director
Richard T. Higgons	58	Director
Mack G. Nichols	63	Director
Richard A. Pattarozzi	57	Director
W. Bernard Pieper	68	Director
John L. Whitmire	60	Director

    Robert L. Hollier has served as OSCA's President and Chief Executive Officer since August 1979. Prior to founding OSCA, he served as vice president and chief operating officer of Gulf Coast Drilling Fluids, Inc. from 1970 to 1979. Prior to his tenure at Gulf Coast, Mr. Hollier was employed by the Amoco Production Company from 1963 to 1970.

    Richard J. Alario has been OSCA's Executive Vice President since May 1999. Since joining OSCA in 1981, Mr. Alario has managed numerous business units and functions, including sales and marketing and international operations. Prior to joining OSCA, Mr. Alario was employed by Ashland Chemical Company from 1978 to 1981. Mr. Alario is a director and member of the Executive Committee of the National Ocean Industries Association and a member of the Louisiana State University Petroleum Engineering Department Industry Advisory Council.

    Steven J. Brading joined OSCA in May 1999 as OSCA's Vice President and Chief Financial Officer. From 1993 to 1999, Mr. Brading was employed by the Camco Products and Services division of Camco International, Inc., most recently as vice president of finance and information systems. Prior to 1993, Mr. Brading was employed by LTV Corporation as the controller of its drilling equipment division. Mr. Brading is a certified public accountant.

    Stephen M. Gray is OSCA's Vice President, General Counsel and Corporate Secretary. Mr. Gray joined OSCA in June 2000. From 1996 to 2000, Mr. Gray was employed by Pennzoil Company through its transition to PennzEnergy Company and merger with Devon Energy Corporation where he most recently served as Senior Attorney to the offshore business unit. Prior to joining Pennzoil Company, Mr. Gray was in private practice and serviced the oil and gas industry from 1991 to 1996.

    Donald H. Michel is OSCA's Senior Vice President—Western Hemisphere Operations. Mr. Michel rejoined OSCA in April 1999. Mr. Michel originally joined OSCA as a vice president in 1986 and was employed by OSCA until 1996. From 1996 until 1998, Mr. Michel was part owner of Wesco Well Screens, a downhole tool manufacturing company. From 1998 until April 1999, Mr. Michel was president and part owner of Oilfield Manufacturing, Inc., also a downhole tools manufacturing company.

    Michael W. Landry has been OSCA's Vice President—Completion Fluids since May 1999. Mr. Landry joined OSCA in 1980 and has served in various capacities, including completion fluids engineer, operations manager, manager/manufacturing and maintenance, human resources manager and service line manager/completion fluids. Prior to joining OSCA, Mr. Landry was a drilling mud engineer for GH Fluid Services.

    James H. Tycer has been OSCA's Vice President—Completion Services since March 1998. Prior to joining OSCA in 1996, Mr. Tycer held numerous positions with BJ Services from 1981 to 1996, most recently as Gulf Coast regional manager of coiled tubing and nitrogen services for BJ Services/NOWSCO.

    David J. Walker has been OSCA's Vice President—Downhole Completion Tools since May 2000. Mr. Walker joined OSCA in March 1997 and has served in various capacities, including Manager—Tools Development. Prior to joining OSCA, Mr. Walker was Product Line Manager for Baker Oil Tools from 1994 to 1997.

    Arthur B. Carroll has been OSCA's Vice President—Industry Relations since 1998. Prior to joining OSCA in 1994, Mr. Carroll served in various capacities at OHM Corporation from 1984 to 1994, most recently as a district manager in charge of environmental remediation services. From 1979 to 1984, Mr. Carroll held the positions of vice president of operations and vice president of sales for Geo Vann Sand Control.

    Kenneth R. Simpkins has been OSCA's Vice President—Research and Development since June 1994. Prior to joining OSCA, Mr. Simpkins was employed by Schlumberger Well Services, a subsidiary of Schlumberger Limited, from 1977 to 1994. While at Schlumberger Well Services, Mr. Simpkins served in various capacities, including general field engineer, sales engineer and a district manager.

    Bruce C. Leininger has been OSCA's Vice President—Human Resources since November 1999. Prior to joining OSCA, Mr. Leininger served as the vice president of human resources at Belco Energy Corp., a subsidiary of Belco Oil & Gas Corp., from 1998 to 1999. From 1996 to 1998, Mr. Leininger was vice president of human resources operations for Ikon Office Solutions. From 1994 to 1996, Mr. Leininger was a human resources consultant for Napa Valley Solutions.

    B. Edward Smith has been OSCA's Vice President—Engineering since March 2000. Mr. Smith joined OSCA in August 1992 and has served in various capacities, including Manager of Fluid Services. Prior to joining OSCA, Mr. Smith was a Production Engineer for Amoco Production Company.

    Mark P. Bulriss is the Chief Executive Officer and President of Great Lakes Chemical Corporation and became Chairman of the Board of Great Lakes as of May 4, 2000. He has been one of OSCA's directors since February 2000 and serves as the chairman of OSCA. Mr. Bulriss joined Great Lakes in April 1998 from AlliedSignal, Inc., where he was president of the Polymers Division since 1996. He joined AlliedSignal in 1993 as president of the Laminates business unit, and became president of the Electronic Materials Division in 1995. Prior to joining AlliedSignal, Mr. Bulriss spent 16 years with GE Plastics.

    Martin M. Hale has been one of OSCA's directors since February 2000. Since December 2000, Mr. Hale has served as the executive vice president of Hellman Jordan Management Co., Inc., a registered investment advisor specializing in asset management and a subsidiary of United Asset Management Corporation. From 1983 until December 1999, Mr. Hale was executive vice president and a director of Hellman Jordan Management Co. Prior to 1983, Mr. Hale was the president and chief executive officer of

Marsh & McLennan Asset Management Corporation. Mr. Hale also serves as a director of Great Lakes and Octel Corp., a former subsidiary of Great Lakes which was spun off in 1998.

    Richard T. Higgons has been one of OSCA's directors since January 2001. Mr. Higgons is the senior vice president of business development for Great Lakes. Mr. Higgons was appointed to the Board in January 2001 to fill the vacancy created when Mr. Mark Tomkins resigned. Prior to joining Great Lakes in 2001, Mr. Higgons held various positions of increasing responsibility with Mallinckrodt, Inc., and its predecessor, International Mineral and Chemical, for more than 30 years. Most recently, he served as staff vice president for corporate development.

    Mack G. Nichols has been one of OSCA's directors since February 2000. Mr. Nichols, prior to his retirement, was president and chief operating officer and a director of Mallinckrodt Inc., a diversified chemical and healthcare company, from 1995 to 1998. Mr. Nichols served as the president and chief executive officer of Mallinckrodt Specialty Chemical Company, a wholly-owned subsidiary of Mallinckrodt Inc., from 1989 to 1995. He is currently a director of Great Lakes and has served as a director of A.P. Green Industries, Inc., the National Association of Manufacturers and the Chemical Manufacturers Association.

    Richard A. Pattarozzi has been one of OSCA's directors since April 2000. Mr. Pattarozzi was the president and chief executive officer of Shell Deepwater Development Co. and Shell Deepwater Production Co. from 1995 to 1999. From March 1999 until his retirement on January 1, 2000, Mr. Pattarozzi served as vice president of Shell Offshore Inc. He currently serves as a director of R & B Falcon Corp., a worldwide oil drilling contractor, and Stone Energy Corporation, an independent oil and gas exploration company.

    W. Bernard Pieper has been one of OSCA's directors since April 2000. Mr. Pieper served as vice chairman and chief operating officer of Halliburton Company from 1994 until his retirement in 1996. Mr. Pieper has served as a director of Highlands Insurance Group, Inc., a property and casualty insurance business, since 1996.

    John L. Whitmire has been one of OSCA's directors since April 2000. Mr. Whitmire was chairman of the board and chief executive officer of Union Texas Petroleum Holdings, Inc. from 1996 until 1998, when Union Texas Petroleum Holdings was acquired by Atlantic Richfield Company. Before joining Union Texas Petroleum Holdings, Mr. Whitmire served in various capacities for more than 30 years with Phillips Petroleum Company, including executive vice president- exploration and production and as a director from 1994 to 1996. Mr. Whitmire has served as chairman of the board for CONSOL Energy Inc. and CONSOL Inc. since March 1999. In addition, Mr. Whitmire is a director of the National Audubon Society, Thermon Industries and Global Marine, Inc.

Compensation of Directors

    Directors who are also employees of Great Lakes or OSCA receive no remuneration for serving as directors, committee chairpersons or committee members. Non-employee directors receive compensation of $20,000 per year and meeting fees of $1,000 per meeting. Non-employee directors receive an additional fee of $2,000 per year for serving as chairperson of a board committee. At the time of the IPO, each of the non-employee directors also received an initial grant of options to purchase 2,500 shares of Class A common stock with an exercise price equal to $15.50, the initial public offering price. Such options were granted under OSCA's 2000 Stock Compensation Plan and will vest ratably over a three year period. All directors are reimbursed for their out-of-pocket expenses incurred in connection with serving on OSCA's board including reimbursement for travel, lodging and related expenses incurred while attending board and board committee meetings. Each option has a term of 10 years and is exercisable in cumulative 33% installments commencing one year from date of grant.

Executive Compensation

    The following table sets forth certain information regarding compensation paid during 2000 to Robert L. Hollier, president and chief executive officer of OSCA, and to each of OSCA's four other most highly compensated executive officers serving at December 31, 2000 (the "Named Executives").

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation
Name and Position	Fiscal Year	Salary	Bonus	Other Annual Compensation		Shares Underlying Options	All Other Compensation (1)
Robert L. Hollier, President and CEO	2000 1999 1998	$342,029 277,440 273,825	$174,600 55,000 46,000	$—		120,000 — —	$9,945 9,029 9,162
Steven J. Brading, Vice President and CFO	2000	145,069	60,160	—		25,000	8,575
Richard J. Alario, Executive Vice President	2000 1999	153,923 142,034	62,400 —	—		35,000 —	8,998 10,616
Donald H. Michel, Senior Vice President	2000	153,923	59,280	—		20,000	8,998
Stephen M. Gray, Vice President, General Counsel and Corporate Secretary (2)	2000	74,308	39,000	30,456	(3)	8,000	5,950

(1)
These amounts represent (i) employer matching contributions under OSCA's Savings Plan and the Great Lakes 401(k) Plan and (ii) employer profit sharing contributions by OSCA on behalf of the Named Executive to the OSCA Savings Plan.

(2)
Mr. Gray joined OSCA in June 2000.

(3)
Consists of relocation costs of $29,641 and other benefits of vehicle fuel and maintenance costs of $815.

Stock Compensation Plans

    OSCA has one stock compensation plan that provides for grants of stock-based awards to key employees and nonemployee directors. Plan provisions allow grants of incentive and nonqualified stock options, with terms not to exceed 10 years at the fair market value of OSCA's Class A common stock on the date of grant, as well as other stock-based awards.

Option Grants in 2000

    The following table provides information related to options granted to the Named Executives during 2000:

	Number of Shares Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)
Name			Exercise Price (2)	Expiration Date
					5%	10%
Robert L. Hollier	120,000	26.2%	$15.50	6/14/2010	$1,171,800	$2,957,400
Steven J. Brading	25,000	5.5	15.50	6/14/2010	244,125	616,125
Richard J. Alario	35,000	7.6	15.50	6/14/2010	341,775	862,575
Donald H. Michel	20,000	4.4	15.50	6/14/2010	195,300	492.900
Stephen M. Gray	8,000	1.7	15.00	8/21/2010	75,600	190,800

(1)
Each option has a term of ten years and is exercisable in cumulative 33% installments commencing one year from the date of grant with full vesting occurring on the third anniversary of the date of the grant.

(2)
The exercise price is the fair market value of OSCA Class A common stock on the date of such stock option grant.

(3)
Amounts reflect assumed rates of 5% and 10% appreciation. Actual gains, if any, on stock option exercises depend on the future performance of OSCA Class A common stock and overall market conditions. At an annual rate of appreciation of 5% per year for the option term, the price of OSCA Class A common stock would be approximately $25.25 per share in 2010. At an annual rate of appreciation of 10% per year for the option term, the price of OSCA Class A common stock would be approximately $40.20 per share in 2010.

Option Exercises in 2000 and Value of Options at December 31, 2000

    The following table provides information related to options exercised by the Named Executives during 2000 and the number and value of options held at year-end. OSCA does not have any stock appreciation rights outstanding.

			Number of Shares Underlying Unexercised Options at December 31, 2000
					Value of Unexpected In-the-money Option at December 31, 2000
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert L. Hollier	—	—	—	120,000	—	$172,500
Steven J. Brading	—	—	—	25,000	—	35,938
Richard J. Alario	—	—	—	35,000	—	50,313
Donald H. Michel	—	—	—	20,000	—	28,750
Stephen M. Gray	—	—	—	8,000	—	15,500

Savings Plan

    Eligible employees of OSCA can elect to participate in the OSCA Savings Plan beginning the first day of hire. Employees may elect to contribute up to 18% of their pay into the plan, subject to certain limits prescribed by Section 402(g) of the Internal Revenue Code. OSCA makes matching contributions, in cash, equal to 75% of the first 6% of salary contributed by the employee. Employees determine how their salary deferrals are invested by selecting from several investment alternatives. OSCA may also elect to make a profit sharing contribution in an amount at OSCA's discretion, although no profit sharing contribution is required. All deferrals and contributions are recorded in individual accounts and held in trust.

Change-in-Control and Severance Agreements

    OSCA has entered into change in control agreements with Messrs. Hollier, Brading, Alario, Michel and Gray. Under these agreements, OSCA or its successor would make a lump sum severance payment to Mr. Hollier, Brading, Alario, Michel and Gray, as applicable, in an amount equal to three times the individual's base salary in the event that his employment with OSCA is terminated without cause or he resigns for good reason within one year of a change in control of OSCA. In addition, all outstanding stock options previously granted will become fully vested and immediately exercisable. For purposes of these agreements between OSCA and the Named Executives, a "change in control" means the following:

  •
  any unrelated person is or becomes the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of OSCA securities representing more than 20% of the combined voting power of its then outstanding securities, other than securities acquired directly from OSCA, and Great Lakes holds a beneficial interest, directly or indirectly, representing less than 51% of the combined voting power of OSCA's then outstanding securities;

  •
  a merger or consolidation with or into any other corporation, other than

  (1)
  a merger or consolidation which results in OSCA's directors immediately prior to such merger or consolidation continuing to constitute at least a majority of OSCA's board of directors or the board of the surviving entity or its parent, or

  (2)
  a merger or consolidation effected to implement a recapitalization of OSCA or similar transaction in which Great Lakes retains "beneficial ownership" of at least 51% of the voting power of OSCA's then outstanding securities, or no unrelated person is or becomes the beneficial owner, directly or indirectly, of OSCA securities representing 20% or more of the combined voting power of OSCA's then outstanding securities, regardless of whether Great Lakes continues to be a "beneficial owner" of any OSCA securities;

  •
  OSCA's stockholders approve any plan or proposal for OSCA's liquidation or dissolution or the consummation of a sale or disposition of all or substantially all OSCA's assets, other than a sale or disposition to a related entity, at least a majority of whose directors were directors of OSCA immediately prior to such sale or disposition; or

  •
  if, at the end of any two year period, OSCA's board does not consist of at least a majority of directors who were either directors at the beginning of that two year period or whose appointment, election or nomination to the board was approved by a vote of at least two-thirds of the directors then in office.

    For purposes of the change in control agreements, where a change in control results from a series of related transactions, the change in control will be deemed to have occurred on the date of the consummation of the first related transaction.

    Notwithstanding any other provision of the change in control agreements, a change in control will not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of OSCA's common stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of OSCA's assets immediately following this transaction or series of transactions.

    Mr. Hollier also has a change in control agreement with Great Lakes that shall not be superseded by the OSCA change in control agreement. In the event that Mr. Hollier becomes entitled to receive concurrent severance payments under both the OSCA and Great Lakes agreements, then the Great Lakes agreement shall supersede the OSCA agreement and Mr. Hollier shall only be entitled to receive severance payments under the Great Lakes agreement.

2000 Stock Incentive Plan

    OSCA's 2000 Stock Incentive Plan is administered by the compensation committee. Individuals who are executive officers, key employees or non-employee directors are eligible to participate in the stock plan. The compensation committee is authorized to select participants and determine the terms and conditions of the awards under the stock plan. The stock plan provides for the issuance of stock options or other stock-based awards, including awards determined in accordance with OSCA's 2000 Incentive Compensation Plan described below. An aggregate of 1,000,000 shares of OSCA's Class A common stock has been reserved for issuance under the stock plan, subject to certain adjustments reflecting changes in OSCA's capitalization. The stock plan provides that each participant is limited to receiving awards relating to no more than 150,000 shares of Class A common stock per year.

    Options granted under the stock plan may be either incentive stock options or such other forms of non-qualified stock options as the compensation committee may determine. Incentive stock options are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and will be subject to the various limitations imposed by Section 422 of the Internal Revenue Code.

    Options granted under the stock plan may be subject to time vesting and other restrictions at the sole discretion of the compensation committee. All options will vest upon a change in control as defined above under "Change in Control Agreements."

    OSCA's board of directors generally has the power and authority to amend the stock plan at any time without shareholder approval, subject to applicable federal securities and tax laws limitations, including regulations of the Nasdaq Stock Market. Under the rules of the Nasdaq Stock Market, however, material amendments to the stock plan would require shareholder approval.

Incentive Compensation Plan

    OSCA's 2000 Incentive Compensation Plan provides for cash and restricted stock awards based on OSCA's financial performance as a company and each individual's performance, as determined by the compensation committee in its sole discretion. Target incentive awards under the incentive compensation plan are expected to range from 7.5% to 60.0% of a participant's base salary, depending on the participant's level of responsibility. Awards are expected to be based 75.0% on OSCA's overall profitability and 25.0% on individual achievement. OSCA expects the awards to consist primarily of cash, however, if OSCA exceeds its profitability target by more than 200%, the award component based on profitability above the 200.0% level may be paid in shares of restricted stock. Those restricted share awards will be issued under the stock incentive plan and will be subject to the various terms and conditions of that plan. For performance during 2000, OSCA paid approximately $1.5 million in cash to its employees under this plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information known to OSCA with respect to its Class A common stock beneficially owned by holders of more than 5% of its Class A common stock as of April 2, 2001, the directors and Named Executives of OSCA, and all directors and Named Executives of OSCA as a group. None of these individuals owns OSCA Class B common stock. Great Lakes owns 100%, or 7,900,000 shares, of OSCA's outstanding Class B common stock. Class B common stock is convertible into Class A common stock at any time at Great Lakes' option or automatically upon transfer by Great Lakes other than in a tax-free distribution.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1), (2), (3)		Percent of Class
Essex Investment Management Company 125 High Street Boston, MA 02110	1,146,970	(4)	16.5%
Directors and Named Executives:
Mark P. Bulriss	2,000		*
Martin M. Hale	16,000	(5)	*
Richard T. Higgons	—		*
Mack G. Nichols	2,000		*
Richard A. Pattarozzi	4,000		*
W. Bernard Pieper	1,000		*
Robert L. Hollier	29,500	(6)	*
Steven J. Brading	2,000		*
Richard J. Alario	1,000		*
Don H. Michel	5,000		*
Stephen M. Gray	—		*
Directors and executive officers as a group	62,500		1.0%

Note: * Less than 1%

(1)
Information concerning persons known to OSCA to be beneficial owners of more than 5% of its Class A common stock is based upon the most recently available reports furnished by such persons to OSCA on Schedules 13G filed with the SEC.

(2)
Information concerning ownership of Class A Common Stock by directors of OSCA, Named Executives and directors and officers as a group, is as of April 2, 2001.

(3)
Unless otherwise indicated, beneficial ownership is direct, and the person indicated has sole voting and investment power.

(4)
As reported in its Schedule 13G, Essex Investment Management Company has sole power to dispose or to direct the disposition of these shares.

(5)
Includes 1,000 shares owned by Mr. Hale's spouse, as to which Mr. Hale disclaims beneficial ownership.

(6)
Includes 1,000 shares owned by Mr. Hollier's spouse.

SHARES ELIGIBLE FOR FUTURE SALE

    OSCA Class B common stock distributed to Great Lakes stockholders in the exchange offer and any subsequent spin-off will be freely transferable, except for shares of OSCA Class B common stock received by persons who may be deemed to be "affiliates" of OSCA under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, OSCA. The directors and principal executive officers of OSCA will be affiliates, as may be significant stockholders of OSCA. Affiliates of OSCA may sell their shares of OSCA Class B common stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, if any, such as the exemption afforded by Rule 144 under the Securities Act.

DESCRIPTION OF CAPITAL STOCK OF OSCA

    The following is a summary of the material terms of OSCA's capital stock. For a complete description, refer to the Delaware General Corporation Law, and to OSCA's charter and bylaws. OSCA incorporates by reference its charter and bylaws as exhibits to this registration statement.

General

    The authorized capital stock of OSCA consists of:

  •
  25,000,000 shares of Class A common stock, par value $.01 per share,

  •
  40,000,000 shares of Class B common stock, par value $.01 per share and

  •
  5,000,000 shares of preferred stock, par value $.01 per share, none of which is outstanding as of the date hereof.

    Of the authorized shares of Class A common stock, 6,940,000 shares are outstanding. Of the 40,000,000 authorized shares of Class B common stock, 7,900,000 shares are outstanding and held by Great Lakes. The material terms and provisions of OSCA's certificate of incorporation affecting the relative rights of the Class A common stock, the Class B common stock and the preferred stock are described below. The following description of OSCA's capital stock is intended as a summary only and is qualified in its entirety by reference to the forms of OSCA's certificate of incorporation and by-laws incorporated by reference as exhibits to this registration statement of which this document forms a part, and to the General Corporation Law of the State of Delaware.

Common Stock

  Voting Rights

    The holders of Class A common stock and Class B common stock generally have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in OSCA's certificate of incorporation, amendments to OSCA's certificate of incorporation must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock, voting together as a single class. However, there is an exception for amendments to OSCA's certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock so as to affect them adversely. In that case, any amendments also must be approved by a majority of the votes entitled to be cast by the holders of the shares that would be adversely affected by the amendment voting as a separate class.

Therefore, holders of Class A common stock are not entitled to vote on any alteration or change in the powers, preferences or special rights of the Class B common stock that would not adversely affect the rights of holders of Class A common stock. For purposes of the foregoing provisions, any provision for the voluntary, mandatory and other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis shall be deemed not to adversely affect the rights of the Class A common stock. Any amendment to OSCA's certificate of incorporation to increase the authorized shares of any class of its capital stock requires the approval only of a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock, voting together as a single class.

Dividends

    Subject to any preferential rights of outstanding preferred stock, holders of OSCA's common stock will share equally on a per share basis in any dividend declared by OSCA's board of directors. Dividends payable in shares of common stock may be paid only as follows:

  •
  shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and

  •
  the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A common stock and Class B common stock.

    OSCA may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

Conversion

    Each share of Class B common stock is convertible while held by Great Lakes or any of its subsidiaries, excluding OSCA, at the option of the holder into one share of Class A common stock. Following any distribution of Class B common stock to Great Lakes securityholders in a transaction, including any distribution intended to qualify as a tax-free distribution under Section 355 of the tax code, or any successor statute, shares of Class B common stock will no longer be convertible into shares of Class A common stock.

    Prior to any tax-free distribution, any shares of Class B common stock transferred to a person other than Great Lakes or any of its affiliates, excluding OSCA, will automatically be converted into shares of Class A common stock. Shares of Class B common stock transferred to Great Lakes stockholders in any tax-free distribution will not be converted into shares of Class A common stock. In addition, following any tax-free distribution, shares of Class B common stock will be transferable as Class B common stock, subject to applicable laws.

    All shares of Class B common stock will automatically be converted into Class A common stock if:

  •
  a tax-free distribution has not occurred and

  •
  the number of outstanding shares of Class B common stock owned by Great Lakes, together with its subsidiaries, excluding OSCA, falls below 50% of the aggregate number of outstanding shares of OSCA common stock.

    This automatic conversion of Class B common stock into Class A common stock will prevent Great Lakes from decreasing its economic interest in OSCA to less than 50% while still retaining control of more than 80% of the voting power for OSCA's capitalized stock. All conversions will be effected on a share-for-share basis.

Other Rights

    In the event of a liquidation, dissolution or winding up of OSCA, all holders of its common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock.

    No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of OSCA's common stock or other securities.

    Upon the closing of OSCA's IPO, all the outstanding shares of Class A common stock and Class B common stock were validly issued, fully paid and nonassessable.

Preferred Stock

    OSCA's board of directors is empowered, without approval of its stockholders, to cause shares of preferred stock to be issued from time to time in one or more series and with the designations, preferences and other rights as shall be described in the applicable resolutions adopted by its board. Among the specific matters that may be determined by OSCA's board of directors are:

  •
  the voting rights, if any, of each series;

  •
  the rate of dividends, if any;

  •
  whether dividends, if any, will be cumulative or noncumulative;

  •
  the terms of redemption, if any;

  •
  the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of OSCA; and

  •
  rights and terms of conversion or exchange, if any.

    The board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of the common stock. In addition, an issuance of preferred stock could have anti-takeover effects. At this time, OSCA has no plan or intention to issue any shares of preferred stock. The ability of OSCA's board of directors to issue preferred stock could have the effect of delaying, deferring or preventing a change in control of OSCA or the removal of existing management.

Anti-takeover Effects of Certificate and By-law Provisions

  General

    Provisions of OSCA's certificate of incorporation and by-laws summarized below may have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for the shares of common stock held by stockholders.

  Board of Directors

    OSCA's certificate of incorporation and by-laws provide for a classified board of directors, divided into three classes, with the classes to be nearly equal in number as possible. Directors are elected for three year terms, with one class of directors standing for election at each annual meeting of stockholders. Each director holds office until his or her successor is duly elected and qualified.

    OSCA's certificate of incorporation and by-laws provide that the board of directors shall initially consist of eight members. OSCA's certificate of incorporation and by-laws further provide that the number of directors of OSCA shall be fixed from time to time exclusively by resolution adopted by the affirmative vote of a majority of the entire board of directors. However, the board shall consist of not more than fifteen nor less than six directors. In addition, OSCA's certificate of incorporation provides that any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. If any vacancy to the board was caused by the action of stockholders, however, only OSCA's stockholders will be permitted to fill that vacancy.

    OSCA's certificate of incorporation and the by-laws provide that, except as provided below, directors may be removed, with or without cause, by the affirmative vote of shares representing a majority of the votes entitled to be cast by the then outstanding shares of voting stock; provided, however, that during the period:

  •
  beginning on the first date that Great Lakes, together with its subsidiaries, excluding OSCA, ceases to beneficially own shares representing 50% or more of the votes entitled to be cast by voting stock, which Great Lakes refers to as the "First Trigger Date," and

  •
  ending on the first date that Great Lakes, together with its subsidiaries, excluding OSCA, ceases to beneficially own shares representing 30% or more of the votes entitled to be cast by voting stock, which is referred to as the "Second Trigger Date,"

directors may be removed, with or without cause, only by the affirmative vote of shares representing not less than 66 2/3% of the votes entitled to be cast by voting stock. Notwithstanding the foregoing, from and after the Second Trigger Date, OSCA's directors may only be removed for cause. In addition, this removal may only be made by the affirmative vote of shares representing a majority of the votes entitled to be cast by voting stock. Unless the board of directors has made a determination that removal is in OSCA's best interests, in which case the following definition shall not apply, "cause" for removal of a director shall be deemed to exist only if:

  •
  the director whose removal is proposed has been convicted, or when a director is granted immunity to testify when another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal;

  •
  that director has been found by the affirmative vote of a majority of the directors then in office at any regular or special meeting of the board of directors called for that purpose or by a court of competent jurisdiction to have been guilty of willful misconduct in the performance of his duties to OSCA in a matter of substantial importance to it; or

  •
  that director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability as a director.

Whenever holders of outstanding shares of one or more series of preferred stock are entitled to elect directors of OSCA pursuant to the provisions contained in the resolutions of the board of directors providing for the establishment of that series, however, any director of OSCA so elected may be removed in accordance with the provision of those resolutions.

    The by-laws provide that:

  •
  prior to the First Trigger Date, a majority of the directors on the compensation committee of the board of directors shall be directors designated by Great Lakes and

  •
  on and after the First Trigger Date, but so long as Great Lakes owns shares representing 10% or more of the votes entitled to be cast by the voting stock, the compensation committee shall include at least one director designated by Great Lakes.

  Advance Notice Procedures

    The by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at these meetings will have to be received in writing by OSCA not less than 90 nor more than 120 days prior to the anniversary of the previous year's annual meeting of stockholders. In addition, any notice must contain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The certificate of incorporation and the by-laws provide that, so long as Great Lakes own shares representing 10% or more of the votes entitled to be cast by the voting stock, Great Lakes is exempt from the foregoing advance notice procedures for director nominations and shareholder proposals.

  Special Meetings

    Unless otherwise required by OSCA's certificate of incorporation, the by-laws provide that special meetings of stockholders may be called only by specified officers of OSCA or by any officer at the request of the board of directors or a committee of OSCA's board. Special meetings cannot be called by stockholders. The certificate of incorporation and the by-laws expressly deny stockholders the right to call special meetings after the Second Trigger Date. In addition, OSCA's certificate of incorporation and the by-laws provide that, prior to the Second Trigger Date, any action required or permitted to be taken by stockholders may be effected by written consent. After the Second Trigger Date, however, any such action may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent. No business other than that stated in the notice of that meeting may be transacted at any special meeting.

  Fair Price Provision

    The certificate of incorporation includes a "fair price" provision which prohibits specified business combinations, as defined below, with a related person, as defined below, unless:

      (a) the holders of both classes of common stock receive in the business combination the same consideration as the other class and either:

        (1) the same consideration in form and amount per share as the highest consideration paid by the related person in a tender or exchange offer in which the related person acquired at least 50% of either the outstanding stock of either the Class A common stock or the outstanding Class B common stock and which was consummated not more than one year prior to the business combination or the entering into of a definitive agreement for the business combination, or

        (2) not less in amount, as to cash, or fair market value, as to non-cash consideration, than the highest price paid or agreed to be paid by the related person for shares of Class A common stock, Class B common stock or voting stock in any transaction that either resulted in:

          (x) the related person's beneficially owning 15% or more of the Class A common stock, Class B voting stock or voting stock or

          (y) was effected at a time when the related person beneficially owned 15% or more of the Class A common stock, the Class B common stock or voting stock,

    in either case occurring not more than one year prior to the business combination, or

      (b) the transaction is approved by

        (1) a majority of continuing directors as defined below, or

        (2) shares representing:

          (x) not less than 66 2/3% of the votes entitled to be cast by the voting stock,

          (y) not less than 50.01% of the votes entitled to be cast by the voting stock not beneficially owned by the related person, and

          (z) from and after the First Trigger Date, a majority of the votes entitled to be cast by the holders of each class of common stock, excluding all shares beneficially owned by any related person, voting separately as a class.

After the Second Trigger Date, however, the required approval percentages in clauses (b)(2) (x) and (y) increase to 80% and 66 2/3%, respectively. These approvals are also required to amend the fair price provisions. The fair price provision will not be applicable at the time that all shares of Class B common stock have been converted into or exchanged for Class A common stock.

    Under the fair price provision, a "related person" is any person:

  •
  other than Great Lakes and its affiliates and associates, that beneficially owns 15% or more of the outstanding Class A common stock or Class B common stock or the Class A common stock and Class B common stock taken together or

  •
  is an affiliate of OSCA's and at any time within the preceding two-year period was the beneficial owner of 15% or more of the outstanding Class A common stock or Class B common stock.

    The relevant "business combinations" involving OSCA covered by the fair price provision are:

    (1) any merger or consolidation of OSCA or any subsidiary of OSCA with or into a related person or an affiliate of a related person,

    (2) any sale, lease, exchange, transfer or other disposition of all or substantially all of OSCA's assets to a related person or an affiliate of a related person,

    (3) specified reclassifications, recapitalizations and other corporate actions requiring a stockholder vote that have the effect of increasing by more than one percent the proportionate share of Class A common stock or Class B common stock beneficially owned by the related person or an affiliate of a related person and

    (4) a dissolution of OSCA caused or proposed by a related person or an affiliate of a related person.

A "continuing director" is a director who is unaffiliated with the related person and who was a director before the related person became a related person, and any successor of a continuing director who is unaffiliated with a related person and is recommended or nominated to succeed a continuing director by a majority of the continuing directors.

  Amendment

    Stockholder amendments to a number of provisions contained in OSCA's certificate of incorporation and by-laws require the approval by shares representing not less than 66 2/3% of the votes entitled to be cast by the voting stock, voting together as a single class. These provisions include, among other things:

  •
  provisions with respect to stockholder action by written consent;

  •
  stockholder rights to call special meetings;

  •
  advance notice procedures, including Great Lakes' exemption from those procedures; and

  •
  board classification and removal of directors.

After the Second Trigger Date, however, approval of 80% of the votes entitled to be cast by the voting stock, voting together as a single class, is required to amend any of the foregoing provisions. In addition, after the First Trigger Date, if there are any shares of Class B common stock outstanding, approval by a majority of the votes entitled to be cast by the holders of each class of common stock, voting separately by class, is also required. The by-laws may also be amended by action of the board of directors.

Contractual Relations among OSCA, Great Lakes And Related Entities

    The certificate of incorporation provides that, if specified disclosure conditions are satisfied and if fair as to OSCA as of the time it is authorized, approved or ratified by its board of directors, by a committee thereof or by the stockholders, no contract, agreement, arrangement or transaction between:

  (a)
  OSCA and Great Lakes,

  (b)
  OSCA and one or more of its directors or officers or directors or officers of a related entity, as defined below, or

  (c)
  OSCA and any related entity

will be void or voidable solely because Great Lakes, any related entity or any one or more of their respective officers or directors are parties to that contract, agreement, arrangement or transaction. In addition, no such contract, agreement, arrangement or transaction will be void or voidable solely because those directors or officers are present at, or participate in, the meeting of the board of directors or a committee of the board that authorizes the contract, agreement, arrangement or transaction. Furthermore, the contract, agreement, arrangement or transaction will not be void or voidable solely because votes of those directors or officers are counted for that purpose. In the event of the foregoing, Great Lakes, any related entity and those directors and officers:

  •
  will have fully satisfied and fulfilled their fiduciary duties to OSCA and its stockholders with respect thereto,

  •
  will not be liable to OSCA or OSCA's stockholders for any breach of fiduciary duty by reason of the entering into, performance or consummation of any such contract, agreement, arrangement or transaction,

  •
  will be deemed to have acted in good faith and in a manner such persons reasonably believe to be in and not opposed to the best interests of OSCA and

  •
  will be deemed not to have breached their duties of loyalty to OSCA and its stockholders and not to have derived an improper personal benefit therefrom.

A "related entity" is a corporation, partnership, association or other organization in which one or more of OSCA's directors has a financial interest.

Delaware Business Combination Statute

    Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares, or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who:

  •
  had not been an interested stockholder during the previous three years or

  •
  became an interested stockholder with the approval of a majority of the corporation's directors,

if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

    Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

  •
  the affiliates and associates of any such person.

Great Lakes and its affiliates, however, are excluded from the definition of "interested stockholder" under the terms of Section 203. Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. OSCA has not elected to be exempt from the restrictions imposed under Section 203.

Limitations on Directors' Liability

    OSCA's certificate of incorporation provides that no director of OSCA shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to OSCA or its stockholders,

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  •
  in respect of unlawful dividend payments or stock redemptions or repurchases as provided in Section 174 of the Delaware General Corporation Law or

  •
  for any transaction from which the director derived an improper personal benefit.

The effect of these provisions will be to eliminate OSCA's rights and those of its stockholders, through stockholders' derivative suits on behalf of OSCA, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. OSCA's by-laws provide for indemnification of directors and officers to the maximum extent permitted by Delaware law. In addition, OSCA expects to enter into indemnification agreements with each of its directors providing for indemnification of those directors to the fullest extent permitted by applicable law.

Listing

    OSCA's Class A common stock is included for quotation on the Nasdaq Stock Market under the symbol "OSCA." OSCA will apply to have the Class B common stock included for quotation on the Nasdaq Stock Market under the symbol "OSCA.B." After this offering, OSCA's Class A common stock will trade under the symbol "OSCA.A."

Transfer Agent and Registrar

    The transfer agent and registrar for OSCA's Class A common stock is Wells Fargo Shareowner Services. Wells Fargo Shareowner Services has agreed to act as transfer agent and registrar for OSCA's Class B common stock.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF
OSCA AND STOCKHOLDERS OF GREAT LAKES

    Upon completion of the exchange offer and any subsequent spin-off, Great Lakes stockholders who exchange their shares of Great Lakes common stock for shares of OSCA Class B common stock will become stockholders of OSCA. These holders' rights will continue to be governed by Delaware law and will be governed by OSCA's charter and by laws. Because Great Lakes and OSCA are organized under the laws of Delaware, differences in the rights of an OSCA stockholder from those of a Great Lakes stockholder arise principally from differences in the charters and bylaws of Great Lakes and OSCA.

    The following is a summary of the material differences between the companies' charters and bylaws. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to the governing corporate instruments of Great Lakes and OSCA, which you should read. Copies of the governing corporate instruments of Great Lakes and OSCA have been filed with the SEC. To find out where you can get copies of these documents, see "Where You Can Find More Information" on page 108.

OSCA	GREAT LAKES
Authorized Capital Structure

The authorized capital stock of OSCA consists of:

• 25,000,000 shares of Class A common stock, par value $.01 per share,

• 40,000,000 shares of Class B common stock, par value $.01 per share and

• 5,000,000 shares of preferred stock, par value $.01 per share, none of which is outstanding as of the date hereof.	The authorized capital stock of Great Lakes consists of 200,000,000 shares of common stock, par value $1.00 per share.
Voting Rights

The holders of Class A common stock and Class B common stock generally have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. The holders of Class A common stock are not entitled to vote on any alteration or change in the powers, preferences or special rights of the Class B common stock that would not adversely affect the rights of holders of Class A common stock.
Each holder of common stock is entitled to one vote per share of such stock held of record. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to vote on all matters requiring shareholder approval under the Delaware General Corporation Act and Great Lakes' Certificate of Incorporation and by-Laws, and to elect the members of the Board of Directors.

Dividends/Policy

OSCA has no legal or contractual obligation to pay dividends. Subject to any preferential rights of outstanding preferred stock, holders of OSCA's common stock will share equally on a per share basis in any dividend declared by OSCA's board of directors. Dividends payable in shares of common stock may be paid only as follows:

• shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and

• the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A common stock and Class B common stock.

OSCA may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.
Great Lakes has no legal or contractual obligation to pay dividends. Each share of common stock ranks equally with every other share of common stock with respect to dividends and distributions. Dividends may be declared by the Board of Directors and paid by Great Lakes at such times as the Board of Directors may determine, under the provisions of the Delaware General Corporation Act.

Great Lakes has declared dividends in each of the last 28 years.
Liquidation Rights

In the event of a liquidation, dissolution or winding up of OSCA, all holders of its common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock.
On liquidation, holders of common stock are entitled to receive all assets which remain after satisfaction of all of Great Lakes' liabilities and obligations. Each share of common stock ranks equally with every other share of common stock with respect to liquidating distributions.
Preemptive Rights
No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of OSCA's common stock or other securities.	No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of Great Lakes' common stock or other securities.
ANTI-TAKEOVER PROVISIONS Stockholder Action by Written Consent

Stockholder action by written consent is not permitted after the Second Trigger Date. See "Description of OSCA Capital Stock—Antitakeover Effects of Certificate and By-Law Provisions—Special Meetings" on page 93.	Stockholder action by written consent is not permitted.

Board of Directors

Directors are divided into three classes, each of which has, as nearly as possible, the same number of directors. At each annual meeting of the stockholders, the directors elected to succeed those whose terms have then expired are designated as being of the same class as the directors they succeed and (subject to removal) hold office for a three-year term expiring at the third succeeding annual meeting of the stockholders.
Directors are divided into three classes, each of which has, as nearly as possible, the same number of directors. At each annual meeting of the stockholders, the directors elected to succeed those whose terms have then expired are designated as being of the same class as the directors they succeed and (subject to removal) hold office for a three-year term expiring at the third succeeding annual meeting of the stockholders.
Fair Price Provision

OSCA's certificate of incorporation includes a fair price provision that prohibits business combinations with a person owning more than 15 percent of OSCA's common stock, unless the transaction meets specified fairness criteria or is approved by specified super-majority voting criteria. For more details, see "Description of OSCA Capital Stock—Antitakeover Effects of Certificate and By-Law Provisions—Fair Price Provision" on page 93.	Great Lakes has not adopted a fair price provision.
Rights Plan
OSCA has not adopted a rights plan.
Great Lakes' board of directors has adopted a rights plan providing for the issuance of rights, which would cause substantial dilution to a person or group that attempts to acquire Great Lakes on terms not approved in advance by its board of directors. For more details, see Great Lakes' filings with the SEC.
Advance Notice/Special Meeting Procedures

OSCA's by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at these meetings will have to be received in writing by OSCA not less than 90 nor more than 120 days prior to the anniversary of the previous year's annual meeting of stockholders. In addition, stockholders are not permitted to call special meetings—such meetings may only be called by specified officers or by the Board of Directors. The effect of these provisions may be to make an unsolicited attempt to gain control of OSCA more difficult.
Great Lakes' by-laws provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at these meetings will have to be received in writing by Great Lakes not less than 120 nor more than 150 days prior to the anniversary of the previous year's annual meeting of stockholders. In addition, stockholders are not permitted to call special meetings—such meetings may only be called by specified officers or by the Board of Directors. The effect of these provisions may be to make an unsolicited attempt to gain control of Great Lakes more difficult.

Special Votes

Amendments to provisions of OSCA's certificate of incorporation and amendments to its by-laws by stockholders relating to the following matters require two-thirds majority of all common stock votes, provided that after the First Trigger Date, if there are any shares of Class B common stock outstanding, approval by a majority of the votes entitled to be cast by the holders of each class of common stock, voting separately by class, is also required:

• stockholder action by written consent;

• the right to call special meetings of stockholders;

• advance notice procedures with respect to stockholder meetings, including Great Lake's exemption from those procedures;

• board classification and removal provisions; and

• amendments changing the voting requirements for amendments.

After the Second Trigger Date, the required vote to amend those provisions increases to 80%.
None of the following transactions may be effectuated without the affirmative vote of the holders of two-thirds of voting securities of Great Lakes entitled to vote thereon:

• acquisitions of Great Lakes capital stock by an Interested Party;

• any sale, lease or exchange of all or the major portion of Great Lakes assets or those of an Interested Party to the other;

• a merger or consolidation with an Interested Party; or

• any amendment or repeal of the provision requiring such vote.

For purposes of this provision, an "Interested Party" means any person, firm or corporation that owns more than 10% of any class of Great Lakes capital stock.
Listing
OSCA will apply to have the Class B common stock quoted on the Nasdaq Stock Market under the symbol "OSCA.B."	Great Lakes common stock is listed and traded on the NYSE and the Pacific Stock Exchange under the symbol "GLK."
The Class A common stock is quoted on the Nasdaq Stock Market under the symbol "OSCA." At the closing of the exchange offer, the symbol for the Class A common stock will be changed to "OSCA.A."

AGREEMENTS BETWEEN GREAT LAKES AND OSCA
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The following is a summary of the material terms of the master separation agreement and the other agreements between Great Lakes and OSCA. For complete information, you should read the full text of these agreements, which have been filed with the Securities and Exchange Commission.

Arrangements With Great Lakes

    The terms of OSCA's separation from Great Lakes and many of the transactions that were undertaken in connection therewith are governed by a master separation agreement, referred to as the "Separation Agreement," and a number of additional agreements described below. These other agreements include agreements relating to the IPO and distributions to Great Lakes stockholders, the registration of Great Lakes' remaining shares of OSCA Class B common stock, the provision of transitional services by Great Lakes, the supply of brominated chemicals by Great Lakes and the tax treatment of OSCA's separation from Great Lakes. All of the agreements providing for OSCA's separation from Great Lakes were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of OSCA's separation from Great Lakes. The terms of these agreements may be more or less favorable to OSCA than if they had been negotiated with unaffiliated third parties.

    The following is a summary description of the Separation Agreement and the additional agreements described above. This description, which summarizes the material terms of these agreements, does not purport to be complete and is qualified in its entirety by reference to the full text of these agreements.

Separation Agreement

    Prior to the IPO, OSCA was operated as a wholly owned subsidiary since its acquisition by Great Lakes in 1983. OSCA has directly owned most of its assets with the exception of some of its current European subsidiaries that were transferred to it in contemplation of its separation from Great Lakes. The Separation Agreement sets forth OSCA's arrangements with Great Lakes with respect to any additional corporate transactions that may be required to effect the transfer of any remaining assets and the assumption of any remaining liabilities necessary to separate OSCA from Great Lakes.

    OSCA has assumed, and indemnified Great Lakes for, all liabilities and all claims related to its business and Great Lakes has retained, and will indemnify OSCA for, all liabilities and all claims related to Great Lakes' business. In addition, Great Lakes has agreed to indemnify OSCA for all liabilities related to OSCA's former environmental remediation services business in Mexico and OSCA's participation in a joint venture formed to provide services associated with pipeline commissioning and infrastructure support services primarily in the Gulf of Mexico. In exchange for this indemnity, OSCA has agreed that Great Lakes will be entitled to all rights and beneficial interests and all tangible and intangible assets relating to these businesses. OSCA and Great Lakes have agreed to cooperate with each other in the defense of any and all claims covered by these provisions of the Separation Agreement.

    The Separation Agreement also allocates responsibility and liability for many employee related matters. Among other things, it provided that OSCA establish its own employee benefit plans before January 1, 2001, which generally are the same as Great Lakes' employee benefit plans. Some Great Lakes' 401(k) Plan assets were transferred from trusts associated with Great Lakes' 401(k) Plan to the corresponding trusts for OSCA's 401(k) Plan.

    The Separation Agreement also contains provisions that govern the resolution of disputes, controversies or claims that may arise between Great Lakes and OSCA. The Separation Agreement provides that the parties will use all commercially reasonable efforts to settle all disputes arising in connection with the Separation Agreement without resorting to mediation, arbitration or otherwise. If these efforts are unsuccessful, any party may submit the dispute for non- binding mediation by delivering notice to the other party of the dispute and expressly requesting mediation. If, after mediation, the parties disagree regarding the mediator's recommendation, the dispute will be submitted to binding arbitration in accordance with the terms of the Separation Agreement.

IPO and Distribution Agreement

    General.  Great Lakes entered into the IPO and Distribution Agreement with OSCA which governs OSCA's respective rights and duties with respect to the exchange offer and any subsequent spin-off and contains covenants designed to facilitate an exchange offer and any subsequent spin-off and to protect its intended tax-free nature. The terms and provisions of the IPO and Distribution Agreement apply to this exchange offer and any subsequent spin-off.

    Preservation of the Tax-free Status of a Distribution.  Great Lakes intends for this exchange offer and any subsequent spin-off to qualify as a tax-free distribution under Section 355 of the tax code to Great Lakes and its stockholders. OSCA agreed to covenants in the IPO and Distribution Agreement that are intended to preserve the tax-free status of an exchange offer and any subsequent spin-off. OSCA may take any action otherwise prohibited by these covenants only if Great Lakes has determined, in its sole and absolute discretion, that the action would not jeopardize the tax-free status of an exchange offer and any subsequent spin-off. Some of the covenants that will survive the exchange offer and any subsequent spin-off are described in greater detail below:

  •
  Acquisition Transactions. Until two years after the completion of the exchange offer and any subsequent spin-off, OSCA has agreed not to enter into or permit any transaction or series of transactions which would cause Section 355 of the tax code to apply to the exchange offer and any subsequent spin-off.

  •
  Continuation of Active Trade or Business. Until two years after the completion of the exchange offer and any subsequent spin-off OSCA has agreed to continue to conduct the active trade or business, within the meaning of Section 355 of the tax code, of OSCA as it was conducted immediately prior to the completion of the exchange offer and any subsequent spin-off. During such time, OSCA has agreed not to:

  •
  liquidate, dispose of or otherwise discontinue any portion of OSCA's active trade or business with a value in excess of $25.0 million; or

  •
  dispose of any business or assets that would cause OSCA to be operated in a manner inconsistent in any material respect with the business purposes for the exchange offer and any subsequent spin-off described to the IRS or tax counsel.

Also, until two years after the completion the exchange offer and any subsequent spin-off, OSCA has agreed not to liquidate, dispose of, or otherwise discontinue the conduct of any portion of its active trade or business if such liquidation, disposition or discontinuance would breach the covenant described below regarding continuity of business.

  •
  Continuity of Business. Until two years after the exchange offer and any subsequent spin-off, OSCA has agreed that:

  •
  it will not voluntarily dissolve or liquidate; and

  •
  except in the ordinary course of business, neither OSCA nor any of its direct or indirect subsidiaries will sell, transfer, or otherwise dispose of or agree to dispose of assets, including any shares of capital stock of its subsidiaries, that, in the aggregate, constitute more than:

  (x)
  60% of OSCA's gross assets; or

  (y)
  60% of OSCA's consolidated gross assets and those of OSCA's subsidiaries.

   For this purpose, OSCA is not deemed to directly or indirectly control a subsidiary unless it owns, directly or indirectly, shares constituting control for tax purposes.

  •
  Restrictions on Intracompany Debt. Until two years after the completion of the exchange offer and any subsequent spin-off, OSCA will not be able to have any indebtedness payable to Great Lakes. For this purpose, debt does not include payables arising in the ordinary course of business.

    Cooperation on Tax Matters.  OSCA and Great Lakes have agreed to procedures with respect to the tax-related covenants in the IPO and Distribution Agreement. OSCA is required to notify Great Lakes if it desires to take any action prohibited by the tax-related covenants described above. Upon this notification, if Great Lakes determines that the proposed action might jeopardize the tax-free status of the exchange offer and any subsequent spin-off, Great Lakes has agreed to elect either to:

  •
  use all commercially reasonable efforts to obtain a private letter ruling from the IRS or a tax opinion that would permit OSCA to take the desired action, and OSCA has agreed to cooperate in connection with such efforts; or

  •
  provide all reasonable cooperation to OSCA in connection with its obtaining an IRS ruling or tax opinion.

In either case, Great Lakes has agreed to bear its reasonable costs and expenses of obtaining an IRS ruling or tax opinion.

    Indemnification for Tax Liabilities.  OSCA has generally agreed to indemnify Great Lakes and its affiliates against any and all tax-related losses incurred by Great Lakes in connection with any proposed tax assessment or tax controversy with respect to the exchange offer and any subsequent spin-off to the extent caused by any breach by OSCA of any of its representations, warranties or covenants made in the IPO and Distribution Agreement. This indemnification does not apply to actions which Great Lakes permits OSCA to take as a result of a determination under the tax-related covenants described above.

    Indemnification Relating to the Offering.  OSCA has generally agreed to indemnify Great Lakes and its affiliates against all liabilities arising out of any material untrue statements and omissions in any and all registration statements, including this document, information statements and/or other documents filed with the SEC in connection with the exchange offer and any subsequent spin-off. However, OSCA's indemnification obligations to Great Lakes do not apply to information relating to Great Lakes, excluding information relating to OSCA. Great Lakes has agreed to indemnify OSCA for this information. OSCA has also generally agreed to indemnify Great Lakes and its affiliates against all liabilities arising out of any incorrect, inaccurate or incomplete financial or other information OSCA provides to Great Lakes pursuant to the terms of the IPO and Distribution Agreement.

Registration Rights Agreement

    In the event that Great Lakes does not divest itself of all of its shares of OSCA's common stock in the exchange offer, Great Lakes may not be able to freely sell all of its shares without registration under the Securities Act. Accordingly, OSCA has entered into a Registration Rights Agreement with Great lakes to provide Great Lakes with registration rights relating to the shares of OSCA Class B common stock which Great Lakes holds.

Brominated Products Supply Agreement

    OSCA and Great Lakes entered into the Brominated Products Supply Agreement which governs the arrangements by which Great Lakes supplies OSCA with brominated products. The Brominated Products Supply Agreement has an initial term that expires on December 31, 2004, and is renewable for successive one year periods unless either party gives notice of its desire to terminate the agreement at least twelve months prior to any successive renewal term. Under this agreement, OSCA is obligated to purchase from Great Lakes, and Great Lakes is obligated to supply OSCA with, at least 80% of OSCA's annual requirements for these products, subject to a maximum amount which will vary depending upon OSCA's average purchases over the preceding three year period.

    The contract price for brominated products will be determined based on Great Lakes' cost plus a margin.

    Beginning in the third year of the agreement, if OSCA receives a bona fide written offer for the same or similar products on the same or similar terms and conditions for a net price lower than the price under the agreement, Great Lakes is required to match this offer or decrease the portion of OSCA's annual requirements that OSCA is obligated to purchase from Great Lakes by the following amounts:

  •
  For contract year three: 40% of OSCA's annual requirements.

  •
  For contract year four: 60% of OSCA's annual requirements.

  •
  For contract year five and for all years thereafter: 100% of OSCA's annual requirements.

    Unless the release provisions described above apply, OSCA is required to buy a minimum volume, regardless of its actual requirements.

Tax Disaffiliation Agreement

    OSCA entered into a Tax Disaffiliation Agreement with Great Lakes which governs the allocation of federal, state, local and foreign tax liabilities and contains agreements with respect to other tax matters. The Tax Disaffiliation Agreement sets forth the procedures for preparing and filing tax returns, paying tax liabilities, amending returns, tax audits and contests and record retention. Some of the covenants that will survive the exchange offer and any subsequent spin-off are described in greater detail below.

    OSCA will prepare and file all tax returns and pay all taxes due with respect to all tax returns required to be filed by OSCA for all tax periods after OSCA ceases to be a member of Great Lakes' consolidated tax group and for state, local and foreign jurisdictions in which OSCA's return is not combined or consolidated with Great Lakes' return. Without its prior written consent, OSCA may not amend any tax return for a period in which it was a member of Great Lakes' consolidated tax group. Some specified net operating losses, net capital losses, unused tax credits and other deductible or creditable tax attributes of OSCA's or any of its subsidiaries, which Great Lakes refers to as "tax attributes," may be relinquished by OSCA under the Tax Disaffiliation Agreement. Other than those tax attributes required to be allocated to OSCA under the appropriate federal, state, local, or foreign tax law, no tax attributes will be allocated to OSCA on a carry-forward basis after the deconsolidation nor will any carryback attributes of OSCA's be allowed to be utilized for a consolidated tax return period.

    Great Lakes has the sole right to represent the interests of its consolidated tax group, including OSCA, in any tax audits, litigation or appeals that involve, directly or indirectly, periods prior to the time that OSCA ceases to be a member of Great Lakes' consolidated tax group, unless OSCA is solely liable for the taxes at issue and any redetermination of taxes would not result in any additional tax liability or detriment to any member of Great Lakes' consolidated tax group. In addition, OSCA and Great Lakes have agreed to provide each other with the cooperation and information reasonably requested by the other in connection with tax planning, the preparation or filing of any tax return, the determination and payment of estimated tax and in the conduct of any tax audits, litigation or appeals.

    OSCA and Great Lakes have agreed to indemnify each other for tax or other liabilities resulting from the failure to pay any taxes required to be paid under the Tax Disaffiliation Agreement, tax or other liabilities resulting from negligence in supplying inaccurate or incomplete information or the failure to cooperate with the preparation of any tax return or the conduct of any tax audits, litigation or appeals. The Tax Disaffiliation Agreement requires OSCA to retain records, documents and other information necessary for the preparation of tax returns or for the audit thereof and to provide reasonable access to Great Lakes with respect to such records, documents and information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the material United States federal income tax consequences to Great Lakes stockholders as a result of the exchange offer and any subsequent spin-off. The summary is based on the Internal Revenue Code, the Treasury regulations promulgated thereunder, and interpretations of the Internal Revenue Code and Treasury regulations by the courts and the IRS, all as they exist as of the date of this document. This summary does not discuss all tax considerations that may be relevant to Great Lakes stockholders in light of their particular circumstances, nor does it address the consequences to Great Lakes stockholders subject to special treatment under the United States federal income tax laws, such as tax-exempt entities, non-resident alien individuals, foreign entities, foreign trusts and estates and beneficiaries thereof, persons who acquire such shares of Great Lakes common stock pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, and dealers in securities. In addition, this summary does not address the United States federal income tax consequences to Great Lakes stockholders who do not hold their shares of Great Lakes common stock as capital assets. This summary does not address any state, local or foreign tax consequences. Great Lakes stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer and any subsequent spin-off.

    IRS Ruling—Federal Income Tax Consequences.  Great Lakes has received a ruling from the IRS that, for United States federal income tax purposes, the exchange offer and any subsequent spin-off will qualify under Section 355 of the Internal Revenue Code as a distribution that is tax-free to Great Lakes and Great Lakes stockholders, except with respect to any cash received in lieu of fractional shares of OSCA Class B common stock. Great Lakes will not be able to rely on the ruling if any factual representations made to the IRS are incorrect or untrue in any material respect, or any undertakings made to the IRS are not complied with. Neither Great Lakes nor OSCA is aware of any facts or circumstances that would cause any such representations to be incorrect or untrue in any material respect. If Great Lakes completes the exchange offer and any subsequent spin-off and, notwithstanding the ruling, the exchange offer or any subsequent spin-off are determined to be taxable for United States federal income tax purposes, Great Lakes and its stockholders that receive shares of OSCA Class B common stock could be subject to a material amount of taxes as a result of the exchange offer or any subsequent spin-off. Great Lakes and OSCA will be liable to each other for any such corporate level taxes incurred by the other to the extent such taxes are attributable to specified actions or failures to act by OSCA or Great Lakes, or to specified transactions involving OSCA or Great Lakes following the exchange offer and any subsequent spin-off. These indemnification obligations are only for Great Lakes' and OSCA's benefit. Great Lakes and OSCA will not indemnify any individual stockholder for any taxes that may be incurred in connection with the exchange offer or any subsequent spin-off. For a description of Great Lakes' and OSCA's obligations in connection with the ruling and potential tax liabilities if the exchange offer or any subsequent spin-off are determined to be taxable, see the section in this document entitled "Agreements between Great Lakes and OSCA—Certain Relationships and Related Transactions—IPO and Distribution Agreement" beginning on page 102.

    The ruling provides that for United States federal income tax purposes:

  •
  no gain or loss will be recognized by, and no amount will be included in the income of, the Great Lakes stockholders upon their receipt of shares of OSCA Class B common stock in the exchange offer and any subsequent spin-off;

  •
  for those Great Lakes stockholders that surrender all of their shares of Great Lakes common stock in the exchange offer, the aggregate tax basis of the shares of OSCA Class B common stock held by the Great Lakes stockholders after the exchange offer, including any fractional share interests with respect to which cash is received as described below, will be the same as the aggregate tax basis of the shares of Great Lakes common stock exchanged in the exchange offer;

  •
  for those Great Lakes stockholders that do not surrender all of their shares of Great Lakes common stock in the exchange offer, each such stockholder's aggregate tax basis in the shares of

    Great Lakes common stock held before the completion of the exchange offer will be allocated between the shares of Great Lakes common stock and shares of OSCA Class B common stock, including any fractional share interests with respect to which cash is received as described below, held by such stockholder after the exchange offer and any subsequent spin-off in proportion to their relative fair market values;

  •
  the holding period of the shares of OSCA Class B common stock received by Great Lakes stockholders in the exchange offer and any subsequent spin-off, including any fractional share interests with respect to which cash is received as described below, will include the holding period of the shares of Great Lakes common stock with respect to which the shares of OSCA Class B common stock were received; and

  •
  if a stockholder of Great Lakes receives cash as the result of an independent exchange agent sale of a fractional share of OSCA Class B common stock on behalf of the stockholder, the stockholder will recognize gain or loss in an amount equal to the difference between the tax basis allocable to such fractional share interest and the amount of cash received.

    The ruling does not specifically address tax basis issues with respect to holders of shares of Great Lakes common stock who own blocks of shares of Great Lakes common stock with different per share tax bases. Such holders are urged to consult their tax advisors regarding the possible tax basis consequences to them of the exchange offer and any subsequent spin-off.

    For Great Lakes stockholders that do not surrender all of their shares of Great Lakes common stock in the exchange offer, the aggregate tax basis in the shares of Great Lakes common stock and shares of OSCA Class B common stock held after the exchange offer will equal such stockholder's aggregate tax basis in its shares of Great Lakes common stock held before the exchange offer. The portion of the stockholder's aggregate tax basis allocated to shares of OSCA Class B common stock received in the exchange offer will equal the aggregate tax basis in the shares of Great Lakes common stock held before the exchange offer multiplied by a fraction equal to:

  •
  the fair market value of shares of OSCA Class B common stock received in the exchange offer, divided by

  •
  the fair market value of shares of OSCA Class B common stock received in the exchange offer plus the fair market value of the shares of Great Lakes common stock held immediately after the exchange offer.

    For Great Lakes stockholders that receive additional shares of OSCA Class B common stock in any subsequent spin-off, the calculation described above must be repeated using the tax basis in the shares of Great Lakes common stock, as determined following the exchange offer, as the starting point in the calculation.

    United States Treasury regulations require each Great Lakes stockholder that receives shares of OSCA Class B common stock in the exchange offer and any subsequent spin-off to attach to the holder's United States federal income tax return for the year in which the stock is received a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Internal Revenue Code to the exchange offer and any subsequent spin-off. Within a reasonable time after the exchange offer and any subsequent spin-off, Great Lakes will provide Great Lakes stockholders who participated in the exchange offer and Great Lakes stockholders who received shares of OSCA Class B common stock in any subsequent spin-off with the information necessary to comply with such requirement, and will provide information regarding the allocation of tax basis as described above.

    Great Lakes stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the exchange offer and any subsequent spin-off, including the application of state, local and foreign tax laws and any changes in federal tax laws that occur after the date of this document.

LEGAL MATTERS

    Certain legal matters with respect to the exchange offer will be passed upon for Great Lakes and OSCA by Kirkland & Ellis. Skadden, Arps, Slate, Meagher & Flom (Illinois) will also act as special counsel in connection with certain United States federal income tax consequences relating to the exchange offer and any subsequent spin-off. Kirkland & Ellis has in the past represented Great Lakes and OSCA and continues to represent Great Lakes and OSCA in connection with various matters.

EXPERTS

    The Great Lakes financial statements incorporated by reference in this document and elsewhere in the registration statement and the OSCA financial statements included in this document and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports with respect thereto, and are incorporated by reference or included herein in reliance on Ernst & Young's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    Great Lakes and OSCA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 5th Street NW, Washington DC 20549 or in, New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains an Internet site that contains reports, proxy statements and other information regarding registrants that file electronically, such as Great Lakes and OSCA. The address of the SEC's Internet site is http://www.sec.gov.

    OSCA has filed a registration statement on Form S-4 under the Securities Act of 1933, of which this document forms a part, to register the shares of OSCA Class B common stock to be issued to stockholders whose shares of Great Lakes common stock are accepted for exchange pursuant to the exchange offer. Great Lakes will file a Schedule TO Issuer Tender Offer Statement with the SEC with respect to the exchange offer. This document, and the related letter of transmittal, constitute Great Lakes' offer to exchange, in addition to being a document of OSCA. This document does not contain all the information set forth in the registration statement or in the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Great Lakes, the shares of Great Lakes common stock, OSCA and the shares of OSCA Class B common stock, reference is made to the registration statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents.

    Great Lakes common stock is listed on the NYSE. Reports, proxy statements and other information concerning Great Lakes can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. OSCA Class A common stock is listed on The Nasdaq Stock Market. Reports, proxy statements and other information concerning OSCA can be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., 2nd Floor, Washington, DC 20006.

    This document incorporates documents by reference that are not included as part of this document. Great Lakes and OSCA undertake to provide, without charge to each person, including any beneficial owner of shares of Great Lakes common stock, to whom a copy of this document has been delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated into this document by reference, other than exhibits to those documents unless the exhibits are specifically incorporated into this document by reference. Requests for these documents should be directed to Great Lakes or OSCA, as the case may be, at the following addresses and telephone numbers:

Great Lakes Chemical Corporation 500 East 96th Street, Suite 500 Indianapolis, IN 46240 Telephone: (317) 715-3000	OSCA, Inc. 156 Commission Boulevard Lafayette, Louisiana 70508 Telephone: (337) 837-6047

    In order to ensure timely delivery of the requested documents, requests should be made by            2001.

    The following documents, that Great Lakes has filed with the SEC (File No. 001-06450), are incorporated into this document by reference:

  •
  Annual Report on Form 10-K for the year ended December 31, 2000;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001.

F–1

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
OSCA, Inc.

    We have audited the accompanying consolidated balance sheets of OSCA, Inc. and subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OSCA, Inc. and subsidiaries at December 31, 1999 and 2000, and the consolidated results of its their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                      ERNST & YOUNG LLP

February 21, 2001
Indianapolis, Indiana

F–2

OSCA, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31,
	1999	2000
ASSETS
Current Assets
Cash and cash equivalents	$3,898	$3,551
Accounts and notes receivable, less allowance for doubtful accounts of $798 in 1999 and $558 in 2000	20,800	40,583
Inventories	19,321	27,214
Prepaid expenses and other current assets	1,573	1,324
Deferred income taxes	1,465	1,883
Income taxes receivable	128	—

Total current assets	47,185	74,555

Property and equipment, net	46,928	41,759
Goodwill and other intangibles, net	7,574	7,119
Other assets	—	873

Total Assets	$101,687	$124,306

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$6,496	$11,492
Dividend note payable to Great Lakes	65,000	—
Accrued liabilities	5,051	5,508
Income taxes payable	—	301
Current portion of notes payable	118	118
Due to Great Lakes	—	3,293

Total current liabilities	76,665	20,712

Note payable to related party	354	236
Note payable to bank	—	30,860
Other long-term liabilities	—	691
Deferred income taxes	957	3,086
Due to Great Lakes	43,641	—

Total liabilities	121,617	55,585

Stockholders' Equity (deficit):
Class A common stock, $.01 par value, 25,000,000 shares authorized 6,440,000 shares issued and outstanding at December 31, 2000	—	64
Class B common stock, $.01 par value, 40,000,000 shares authorized 8,400,000 issued and outstanding at December 31, 1999 and 2000	84	84
Additional paid-in capital	690	90,798
Retained earnings (deficit)	(19,282)	(20,285)
Accumulated other comprehensive income (loss)	(1,422)	(1,940)

Total stockholders' equity (deficit)	(19,930)	68,721

Total Liabilities and Stockholders' Equity	$101,687	$124,306

See accompanying notes to consolidated financial statements.

F–3

OSCA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except earnings per share)

	Year ended December 31,
	1998	1999	2000
Net revenue	$113,369	$91,938	$131,961
Operating expenses:
Cost of sales	88,800	74,635	98,224
Selling, general and administrative expenses	19,271	18,153	21,391
Amortization of intangibles	370	432	397
Special charges (credit)	13,350	(2,550)	(688)

Total operating expenses	121,791	90,670	119,324

Operating income (loss)	(8,422)	1,268	12,637
Interest expense	91	37	1,344
Interest income	(228)	(151)	(359)
Foreign currency (gains) losses	523	(586)	142
Other expense (income)—net	15	(138)	(140)

Income (loss) before income taxes	(8,823)	2,106	11,650
Income tax provision (benefit)	(1,943)	1,284	4,434

Net income (loss)	$(6,880)	$822	$7,216

Earnings per share:
Basic	$(.82)	$.10	$.61
Diluted	$(.82)	$.10	$.61
Weighted-average shares outstanding	8,400	8,400	11,826
Weighted-average shares outstanding assuming dilution	8,400	8,400	11,827

See accompanying notes to consolidated financial statements.

F–4

OSCA, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Great Lakes Investment	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance at Jan. 1, 1998	$54,927	$—	$—	$—	$—
Net loss	(6,880)	—	—	—	—	$(6,880)
For. currency trans. adj.	(323)	—	—	—	—	(323)

						(7,203)

Balance at Dec. 31, 1998	47,724	—	—	—	—
Net income	—	—	—	822	—	$822
For. currency trans. adj.	(1,324)	—	—	—	—	(1,324)

Dividends	—	—	—	(67,152)	—
						$(502)

Capitalization of consolidated entity	(46,000)	84	690	47,048	(1,422)

Balance at Dec. 31, 1999	—	84	690	(19,282)	(1,422)
Net income	—	—	—	7,216	—	$7,216
Sale of stock	—	64	90,108	—	—	—
Dividends	—	—	—	(8,219)	—	—
For. currency trans. adj.	—	—	—	—	(518)	(518)

Balance at Dec. 31, 2000	$—	$148	$90,798	$(20,285)	$(1,940)	$6,698

See accompanying notes to consolidated financial statements.

F–5

OSCA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	1998	1999	2000
Cash flows from operating activities:
Net income (loss)	$(6,880)	$822	$7,216
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of intangibles	6,053	7,312	8,257
Deferred income taxes	(4,312)	2,999	1,711
Special charges	13,350	(2,550)	(688)
Loss (gain) on sale of property and equipment	—	619	(95)
Changes in operating assets and liabilities:
Accounts and notes receivable, net	396	9,882	(19,783)
Inventories	(2,739)	5,202	(7,893)
Prepaid expenses and other current assets	(369)	92	377
Accounts payable	3,889	(4,986)	4,996
Intercompany changes	20,062	(8,876)	(40,348)
Accrued and other liabilities	(1,382)	(2,427)	1,446
Other	—	—	(119)

Net cash provided by (used in) operating activities	28,068	8,089	(44,923)
Cash flows from investing activities:
Additions to property and equipment	(24,140)	(5,873)	(4,407)
Purchase of other assets	(3,658)	(89)	—
Proceeds from sale of property and equipment	—	—	1,674

Net cash used in investing activities	(27,798)	(5,962)	(2,733)
Cash flows from financing activities:
Borrowings and (repayments) from notes payable, net	793	(321)	30,742
Proceeds from sale of stock, net	—	—	90,172
Cash dividends to Great Lakes	—	(2,152)	(73,219)

Net cash provided by (used in) financing activities	793	(2,473)	47,695

Net increase (decrease) in cash and cash equivalents	1,063	(346)	39
Cash and cash equivalents at beginning of year	4,828	5,568	3,898
Effect of exchange rate changes on cash and cash equivalents	(323)	(1,324)	(386)

Cash and cash equivalents at end of year	$5,568	$3,898	$3,551

Supplemental schedule of non-cash financing activities:
Issuance of dividend note payable to Great Lakes		$65,000

See accompanying notes to consolidated financial statements.

F–6

OSCA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 1. Organization and Basis of Presentation

    OSCA, Inc., including its consolidated subsidiaries, ("OSCA" or "the Company"), headquartered in Lafayette, Louisiana, is a majority-owned subsidiary of Great Lakes Chemical Corporation ("Great Lakes"). Prior to June 15, 2000, OSCA was a wholly-owned subsidiary of Great Lakes. OSCA provides specialized oil and gas well completion fluids, completion services and downhole completion tools to major oil companies and independent exploration and production companies, primarily in the Gulf of Mexico and in select international markets. OSCA has operations in the United States, United Kingdom, Norway, Italy and Latin America.

    In June 2000, Great Lakes sold 40% of its ownership interest in OSCA as part of an initial public offering (IPO). The transaction was effected through a recapitalization of OSCA whereby two classes of common stock were created (Class A and Class B). The Class A common stock was offered to the public as part of the IPO and Great Lakes retained 100% ownership of the Class B common stock. In July 2000, the over-allotment option granted to the underwriters was exercised and resulted in an additional distribution of stock that reduced Great Lakes' ownership by 3.4% to 56.6%.

    In order to accomplish the IPO and appropriately reflect the OSCA businesses to be included in the IPO, it was necessary for Great Lakes to transfer to OSCA certain foreign subsidiaries previously owned by Great Lakes. This transfer was completed in December 1999 and resulted in direct ownership of those subsidiaries by OSCA. Accordingly, financial information for 1999 is presented on a consolidated basis. Prior to the transfer of these foreign subsidiaries in December 1999, operations were conducted by OSCA, subsidiaries of OSCA and, in some cases, subsidiaries of Great Lakes. Therefore, the financial information for the periods prior to the transfer are presented on a combined basis.

    The accompanying financial statements that are prior to the IPO reflect the historical financial position, results of operations, changes in stockholders' equity (deficit) and cash flows directly related to OSCA and its affiliates, adjusted to include only those parts of the OSCA business which remained part of OSCA after the IPO. These adjustments, which were made to the historical accounting records of OSCA, consisted primarily of the "carve-out" or elimination of assets, liabilities and results of operations of two businesses owned by OSCA. These adjustments were made for all periods prior to the IPO. These two businesses consisted of i) the former environmental remediation services business owned by OSCA through its wholly-owned subsidiary, OSCA de Mexico, and ii) OSCA's 50% ownership interest in a joint venture formed to provide pipeline commissioning and infrastructure support services primarily in the Gulf of Mexico.

    This "carve-out" is supported by the terms of a Separation Agreement entered into with Great Lakes. The Separation Agreement specifies that as of the closing date of the offering, Great Lakes assumed and indemnified OSCA for all claims, charges, assessments and liabilities, known and unknown, directly or indirectly relating to these businesses. Additionally, Great Lakes is entitled to all rights and beneficial interest in all tangible and intangible assets relating to these businesses. Therefore, the future results of operations and financial position of OSCA will not be impacted by these businesses.

    These financial statements have been prepared from the historical accounting records of OSCA and Great Lakes, and include the historical operations of entities directly owned by OSCA and operations transferred to OSCA by Great Lakes in December 1999. Accordingly, Great Lakes' investment in OSCA ("Great Lakes Investment") is shown in lieu of stockholders' equity in the financial statements prior to the transfer.

F–7

    The statements of operations prior to the IPO include all material costs of doing business including costs related to services provided by Great Lakes to OSCA. Charges for such services are based on a number of factors including actual and allocated charges which management believes to be reasonable. These charges are not necessarily indicative of the costs and expenses that would have resulted if OSCA had been operated as a separate entity prior to the IPO. OSCA management estimates the incremental recurring corporate administrative expenses that would have been incurred by OSCA on a stand alone basis to be approximately $750 annually for all periods prior to the IPO.

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation

    The consolidated financial statements include all accounts of the Company as described above. All significant intercompany accounts and transactions are eliminated in consolidation. Significant accounts and transactions with Great Lakes are disclosed as related party transactions (Note 3).

Use of Estimates

    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

    Revenue from sales of products is recognized at the time title passes to the customer. Revenue from services is recognized as the services are provided to the customer.

    OSCA provides sales allowances for sales credits issued to customers in the normal course of business. The allowances are recorded as reductions of sales and are included in net revenue in the accompanying consolidated statements of operations. The reductions included in net revenue were $498, $214 and $1,980 for the years ended 1998, 1999 and 2000, respectively.

Concentration of Credit Risk

    The market and customers for OSCA's products and services are primarily major oil companies and independent exploration and production companies. OSCA performs ongoing credit evaluations of its customers and provides allowances for probable credit losses when necessary. Collateral is generally not required.

Cash Equivalents

    OSCA considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

F–8

Inventories

    Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method, calculated using weighted average cost.

Property and Equipment

    Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for purposes of computing depreciation are: buildings and improvements, 20-39 years; machinery and equipment, 7-15 years; and office equipment and computer hardware, 3-5 years.

Impairment of Long-Lived Assets and Intangible Assets

    When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows from the assets is estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the assets' carrying amount or fair value less costs related to the assets' disposition.

Earnings Per Share

    Prior to 2000, basic and diluted earnings per share of OSCA have been calculated using the weighted average common shares issued in connection with OSCA's recapitalization of the consolidated entity. These shares consisted of the 8.4 million shares of Class B common stock held by Great Lakes. Following the recapitalization, basic earnings per share was computed using the weighted average number of common shares outstanding during the period. These shares consisted of the Great Lakes shares plus the 6.4 million Class A shares issued in connection with the IPO. Diluted earnings per share was computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options.

Foreign Currency Translation

    The results of operations for foreign subsidiaries, other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using end-of-period exchange rates. Resulting translation adjustments are recorded as foreign currency translation adjustments in stockholders' equity/Great Lakes investment. Foreign currency gains and losses, resulting from transactions and resulting from translation of subsidiaries in highly inflationary countries (Venezuela),are determined using a combination of current and historical rates and are reported in the consolidated statement of operations.

F–9

Research and Development

    Research and development costs are expensed as incurred. OSCA's expenditures for product development and engineering were approximately $452, $548 and $298 in 1998, 1999 and 2000, respectively.

Income Taxes

    Prior to the IPO, OSCA and its affiliates were included in the consolidated federal income tax returns of Great Lakes. After the IPO, OSCA will file a separate federal income tax return. The consolidated tax provision for the three years ended December 31, 2000 is presented as if OSCA had filed separate tax returns for each of those years.

    OSCA uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities in the balance sheet. The liability method requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax and financial reporting bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

    All unremitted earnings of foreign subsidiaries and affiliates are considered to be permanently invested.

Fair Value of Financial Instruments

    The carrying value of OSCA's financial instruments, which include primarily cash and cash equivalents, accounts receivable and long-term debt, approximate fair value.

Stock-based Compensation

    Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As provided for under SFAS No. 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

New Accounting Standards

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended by SFAS No. 137, will be effective for OSCA beginning with the first quarter of 2001. The Statement requires companies to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. As of December 31, 2000, the Company had no derivatives outstanding. As of January 1, 2001, the statement will have no impact on the Company's results of operations or financial position.

F–10

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101")—"Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 did not have a material effect on the Company's results of operations or financial position.

NOTE 3. Related Party Transactions and Corporate Allocations

    OSCA purchases brominated products from Great Lakes, which constitute a significant portion of the fluid products sold by OSCA. Such purchases are charged to OSCA through an intercompany account, and are reflected in cost of sales. In addition, prior to the IPO, Great Lakes had provided certain support services to OSCA including legal, tax, treasury, employee benefits administration, audit and corporate development services. These support services are also charged to OSCA through an intercompany account. Certain of these charges are based on specific identification of Great Lakes administrative costs attributable to OSCA.

    The following table summarizes the purchases, direct corporate charges and cost allocations included in the accompanying statements of operations:

	Year Ended December 31,
Statement of Operations Caption
	1998	1999	2000
Cost of sales	$15,011	$9,178	$12,657
Selling, general and administrative	$5,831	$5,711	$868

    Explanations of the composition and the method of allocation for the above captions are as follows:

Cost of sales

    This caption represents the purchased cost of the brominated products from Great Lakes. These costs are directly charged based upon a transfer price.

Selling, general and administrative expenses

    Prior to the IPO, costs within this caption primarily included intercompany charges for costs related to legal, employer portion of 401(k) savings plan, liability insurance premiums, restricted stock, employee participation in employee benefit plans covering medical, dental, life, and long term disability insurance and certain other miscellaneous selling, general and administrative costs. Certain of these costs were direct charges, while other costs were allocated. To the extent specific identification of costs charged directly to OSCA was not practicable, costs were allocated by Great Lakes to OSCA using allocation percentages. These percentages were determined by Great Lakes at the beginning of each year based upon the estimated usage for each of Great Lakes subsidiaries. These percentages were then multiplied by the total Great Lakes consolidated budgeted amounts for the particular support service. These amounts were charged to OSCA on a monthly basis. At year-end the consolidated budgeted amounts were adjusted to actual. The allocation percentages were not adjusted. In addition, a Great Lakes corporate overhead allocation was charged to OSCA, based upon .5% of the monthly budgeted sales amounts. The allocated

F–11

costs and corporate overhead allocations charged to OSCA were $1,323, $1,637 and $140 for the years ended December 31, 1998, 1999 and 2000, respectively. Following the IPO, OSCA incurred and paid for many of these costs directly.

    The amounts allocated by Great Lakes prior to the IPO were not necessarily indicative of the actual costs which may have been incurred had OSCA operated as an entity unaffiliated with Great Lakes. However, OSCA believes that the allocations were reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

    Prior to the IPO, OSCA's operations and cash flow requirements had been financed through its operating cash flows and advances from Great Lakes. In addition, OSCA utilized the central cash management systems of Great Lakes. Cash requirements during these periods were satisfied by cash transactions and transfers accounted for through an intercompany account. After the IPO, OSCA did not receive transfers of cash from Great Lakes nor did OSCA utilize the central cash management systems of Great Lakes.

    A progression of the intercompany account with Great Lakes is as follows:

	December 31,
	1998	1999	2000
	(in thousands)
Balance at beginning of year	$32,445	$52,517	$43,641
Inventory purchases	17,311	10,841	12,290
Selling, general and administrative expenses	5,831	5,711	868
Net cash (received) paid by Great Lakes on behalf of OSCA	(5,434)	17,747	(12,644)
Transfer of IPO Proceeds	—	—	(20,799)
Transfer of Loan Proceeds at IPO	—	—	(31,000)
Transfer of carve-out affiliates	—	(42,179)	—
Dividend	—	—	8,219
Other	2,354	(996)	2,718

Balance at end of the year	$52,517	$43,641	$3,293

NOTE 4. Special Charges

    In the first quarter of 1998, the Board of Directors of Great Lakes appointed a new chief executive officer at Great Lakes and over the following months, a new senior management team was assembled. Beginning in the third quarter of 1998, Great Lakes began work on a plan to fundamentally alter how Great Lakes conducts business around the world and to improve the operating income of its businesses, including the OSCA business, by repositioning the business to enhance competitiveness and productivity and increase responsiveness to customer needs.

    The repositioning plan for OSCA was necessitated by a decline in the world oil market which significantly reduced the near term requirements for OSCA's oil and gas well products and services. The repositioning plan provided for the remaining lease payments on one of OSCA's deepwater service vessels

F–12

which was returned to the lessor, the decommissioning of the related service equipment, the sale or abandonment of a production facility and the reduction of its workforce by approximately 100 employees.

    Accordingly, in 1998, OSCA recognized a special charge of $13,350 or $8,280 after income taxes. Special charges are reflected in the consolidated statement of operations as a separate component of operating income. Of the $13,350, $10,800 was recorded for actions taken in the third quarter of 1998 and another $2,550 was recorded in the fourth quarter of 1998.

    Details of the 1998 special charge and a reconciliation to the reserve balance at December 31, 2000 follows (in thousands):

	Amount of Charge in 1998	1998 Activity	1999 Activity	1999 Reversal	2000 Activity	2000 Reversal	Reserve Balance at Dec. 31, 2000
Asset impairment (non cash):
Completion Services	$4,800	$(4,800)	$—	$—	$—	$—	$—
Completion Fluids	3,120	(3,120)	2,500	(2,500)	—	—	—

	7,920	(7,920)	2,500	(2,500)	—	—	—
Severance costs:
Completion Fluids	50	—	—	(50)	—	—	—
Corporate and Other	200	(200)	—	—	—	—	—

	250	(200)	—	(50)	—	—	—
Lease costs (Compl. Serv.)	4,400	(791)	(1,826)	—	(823)	(688)	272
Other (Compl. Fluids)	780	(590)	(121)	—	(69)	—	—

	$13,350	$(9,501)	$553	$(2,550)	$(892)	$(688)	$272

    The 1998 asset impairment losses include charges for the removal and abandonment of service equipment on one of OSCA's leased deepwater oil well service vessels. The annual amount of depreciation expense which would have been incurred had this service equipment not been impaired was approximately $980. In addition, included in this caption is the write-down of the carrying value of OSCA's calcium chloride production facility, an asset held for sale, to fair value. The amount of depreciation suspended on the calcium chloride production facility in 1999 was approximately $230.

    In the fourth quarter of 1999, due to changing market conditions and a recognition of the need to ensure a reliable source of supply of calcium chloride, Great Lakes and OSCA made the decision to continue utilizing its calcium chloride production facility for the foreseeable future. This decision resulted in a change to the 1998 repositioning plan such that the calcium chloride production facility would not be sold or abandoned. The carrying amount of this asset to be disposed of was therefore adjusted upward by $2,500, which was the carrying amount of the facility just prior to the approval of the original 1998 repositioning plan. In addition, $50 of severance costs related to the employees of this facility and included in the 1998 special charge have also been reversed. The total impact of these changes resulted in a credit to special charges in the amount of $2,550. This credit has been reflected in the 1999 statement of operations as a component of operating income.

F–13

    The 1998 severance costs include the cost of separation payments to certain employees who were terminated. Certain of these costs were individually negotiated with the employee, while others were determined based upon the provisions of statutory or contractual severance plans. The repositioning plan provided for the elimination of approximately 100 positions which included 66 marine well service and support employees, 20 manufacturing employees and 14 administrative and technical employees. Payments related to these costs are complete. The lease component of the repositioning plan represents remaining lease payments, net of sublease income, on one of OSCA's deepwater oil well service vessels. Payments under the lease agreement discontinue in March 2001.

    During a portion of 2000, this vessel was utilized by the Company in its operations. During those times the Company did not charge the reserve for the lease payments on the vessel, but included them in its operating expenses. The vessel will be in service until approximately one month prior to the lease expiration in March 2001. The remaining reserve includes the lease expense of the vessel for the time period when it will not be utilized in the Company's operations. A reversal of $688 was recorded to adjust the remaining reserve and has been reflected in the 2000 statement of operations as a component of operating income.

    The other 1998 special charges relate to various costs and expenses incurred for the repositioning of OSCA's Latin American operations, including downsizing the Venezuela operations and exiting the Bolivian marketplace. Spending associated with these charges is also complete.

NOTE 5. Inventories

    The major components of OSCA's inventories are as follows:

	December 31,
	1999	2000
	(in thousands)
Raw materials	$195	$363
Finished products	19,126	26,851

	$19,321	$27,214

F–14

NOTE 6. Property and Equipment

    Property and equipment consisted of the following:

	December 31,
	1999	2000
	(in thousands)
Land	$1,199	$1,579
Buildings and improvements	13,437	9,501
Machinery, equipment and computer hardware	63,964	65,104
Construction in progress	328	927

Total property and equipment	78,928	77,111
Accumulated depreciation	(32,000)	(35,352)

Net property and equipment	$46,928	$41,759

    Depreciation expense included in the consolidated statements of operations was $5,683, $6,880 and $7,865 for the years ended December 31, 1998, 1999 and 2000, respectively. Maintenance and repairs charged to costs and expenses were $2,478, $2,331 and $3,880 for the same periods, respectively.

NOTE 7. Intangible Assets

    Intangible assets consisted of the following:

	December 31,
	1999	2000
	(in thousands)
Goodwill	$11,119	$11,119
Non-compete and other identifiable intangibles	1,217	1,154

Total intangibles	12,336	12,273
Accumulated amortization	(4,762)	(5,154)

Total intangibles, net	$7,574	$7,119

    Goodwill, which represents the excess of cost over fair value of net assets acquired, is amortized using the straight-line method over 40 years. The other intangible assets, consisting primarily of the cost of a non-compete agreement, are being amortized using the straight-line method over the term of the non-compete agreement of five years.

NOTE 8. Lease Obligations

    OSCA leases all three of its deepwater service vessels, land at several of its operating facilities and various office facilities and equipment. Rent expense incurred under these operating lease agreements was approximately $7,130, $7,807 and $9,411 for the years ended December 31, 1998, 1999 and 2000, respectively.

F–15

    Future minimum lease obligations under noncancelable leases at December 31, 2000 are as follows:

Obligation
(in thousands)
2001	$8,309
2002	4,887
2003	1,078
2004	447
2005 and thereafter	582

$15,303

    The future minimum lease payments listed above exclude operating leases having initial or remaining noncancelable lease terms of one year or less.

NOTE 9. Debt and Credit Arrangements

    Long-term debt consists of the following:

	December 31,
	1999	2000
	(in thousands)
Note payable to related party	$472	$354
Note payable to bank	—	30,860

	472	31,214
Less current maturities	118	118

	$354	$31,096

    The note payable to related party was issued as a result of a business acquisition in March 1998. The note payable is a non-interest bearing note and is payable in five equal installments of $118 beginning on March 1,1999. The individual to whom the note is payable is the former owner of the acquired business and who is currently employed by OSCA.

    The note payable to bank was borrowed against a credit facility of $40 million established in conjunction with the IPO. The debt arrangement consists of two components. As of December 31, 2000, the revolving loan portion outstanding was $29.0 million and matures on June 20, 2003 with interest at LIBOR plus .5%. A swing line loan outstanding at December 31, 2000 of $1.9 million matures on June 20, 2003 and bears interest at LIBOR plus 1.0%. The Company also incurs a Commitment Fee of .15% per annum for any unused portion of the credit facility. The unused portion is the total credit facility minus the revolving loan portion minus any outstanding letters of credit ($0.0 at December 31, 2000). The obligations under this facility are guaranteed by Great Lakes to whom OSCA pays a fee of .15% per annum of the total credit facility.

F–16

    The Company is subject to various financial covenants including a maximum Funded Indebtedness to EBITDA ratio, a minimum Fixed Charge Coverage ratio and a minimum Tangible Net Worth ratio. The Company was in compliance with these covenants as of December 31, 2000.

    Based on long-term debt outstanding at December 31, 2000, maturities of long-term debt are as follows: $.1 million in 2001, $.1 million in 2002 and $31.0 million in 2003.

    Interest paid was approximately $91, $37 and $1,233 in 1998, 1999 and 2000, respectively.

NOTE 10. Employee Benefit Plans

401k Plan

    Prior to the IPO, substantially all OSCA employees were eligible to participate in a defined contribution 401(k) plan sponsored by Great Lakes (the "Great Lakes Plan"). Under the Great Lakes Plan, eligible employees were able to contribute a portion of their salary until retirement and OSCA matched a portion of the employee's contribution. Total expense under the Great Lakes Plan amounted to $81, $315 and $149 in 1998, 1999 and 2000, respectively. The costs of this plan were charged to OSCA through the intercompany account with Great Lakes.

    After the IPO, OSCA sponsored the OSCA Savings Plan (the "OSCA Plan") for its employees to replace the Great Lakes Plan. Amounts applicable to OSCA employees who were in the Great Lakes Plan were transferred from the Great Lakes Plan to the OSCA Plan upon its origination. OSCA employees became 100% vested in contributions made on their behalf into the Great Lakes Plan.

    The OSCA Plan has both 401(k) and profit sharing features. Under the plan, employees may contribute from 1% to 18% of their salary, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches 75% of the employee contribution up to 6% of his annual compensation. The Company also may elect to make a profit sharing contribution in an amount determined at the Company's discretion, although no profit sharing contribution is required. Vesting of employer matching and profit sharing contributions occurs over a period of six years. The Company's cost of matching contributions to the OSCA Plan was $366 in 2000.

Stock Option Plan

    In June 2000, the Company established a stock option plan for officers and employees, which provides for nonqualified and/or incentive stock options. The maximum number of shares authorized under the plan was one million shares. The options vest over three years and expire 10 years from the date of grant.

    Stock options outstanding were as follows:

	Options Outstanding
	Options	Weighted-average Exercise Price per Share
Balance at June 20, 2000	—
Granted	474,300	$15.50
Forfeited	(3,450)	$15.50

Balance at December 31, 2000	470,850	$15.50

F–17

    At December 31, 2000, there were 470,850 options outstanding at exercise prices ranging from $15.00 to $16.63 with a remaining average life of 9.5 years at a weighted average exercise price of $15.50. There were no options exercisable at December 31, 2000.

    The Company follows Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25), to account for its stock option plan. As determined by applying the requirements of APB 25, no compensation cost is recorded because the price of the employees' stock options equals the market value of the underlying stock at the grant date. An alternative method of accounting for stock options is SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Under SFAS No. 123 the Company is required to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation costs. The Company used the Black-Scholes valuation method to calculate compensation cost that would have been recorded under SFAS No. 123. Pro forma data under SFAS No. 123 is as follows (in thousands except per share amounts):

Year Ended December 31, 2000
Net income—as reported	$7,216
Net income—pro forma, including the effect of options	$6,639
Basic EPS—as reported	$.61
Basic EPS—pro forma, including the effect of options	$.56
Diluted EPS—as reported	$.61
Diluted EPS—pro forma, including the effect of options	$.56

    The weighted-average Black-Scholes value of stock options granted under the Company's plan during 2000 was $10.62 per share. Weighted-average assumptions used in the Black-Scholes option pricing model were 6.23% risk-free interest rate, 6 year expected life, .715 expected volatility and no expected dividends.

NOTE 11. Income Taxes

    The following is a summary of domestic and foreign income before income taxes, the components of the provision (benefit) for income taxes, a reconciliation of the U.S. federal income tax rate to the effective income tax rate, and the components of deferred tax assets and liabilities.

    The components of income (loss) before income taxes for the years ended December 31 are as follows:

	1998	1999	2000
	(in thousands)
Domestic	$(6,560)	$3,531	$11,312
Foreign	(2,263)	(1,425)	338

Total	$(8,823)	$2,106	$11,650

F–18

    The components of the income tax provision (benefit) for the years ended December 31 are as follows:

	1998	1999	2000
	(in thousands)
Current:
Federal	$1,675	$(1,284)	$2,287
State	212	(157)	(250)
Foreign	238	180	686

	2,125	(1,261)	2,723

Deferred:
Federal	(3,747)	2,344	1,571
State	(321)	201	140

	(4,068)	2,545	1,711

	$(1,943)	$1,284	$4,434

    A reconciliation of the effective income tax rate from the statutory U.S. federal income tax rate for the years ended December 31 is as follows:

	1998	1999	2000
U.S. federal income tax rate	(35.0)%	35.0%	35.0%
State income taxes (net of federal benefit)	(.8)	1.0	(1.4)
Foreign taxes	11.2	16.3	2.9
Goodwill amortization	1.0	4.6	.8
Other	1.6	4.1	.8

Effective income tax rate	(22.0)%	61.0%	38.1%

F–19

    Components of deferred tax assets and liabilities are as follows:

	December 31,
	1999	2000
	(in thousands)
Deferred tax assets:
Allowance for doubtful accounts	$247	$204
Inventory	902	1,304
Special charges	1,127	101
Payroll and related liabilities	316	274
Goodwill and intangibles	55	59
Foreign net operating loss carryforward	800	1,141
Other deductible temporary differences	83	—

Total deferred tax assets	3,530	3,083
Valuation allowance for deferred tax assets	(800)	(829)

Deferred tax assets after valuation allowance	2,730	2,254
Deferred tax liabilities:
Property and equipment	(2,222)	(3,457)

Net deferred tax asset (liability)	$508	$(1,203)

    At December 31, 1999 and 2000, net operating loss (NOL) carryforwards of approximately $2.3 million and $3.4 million were available to be applied against future taxable income of OSCA's subsidiaries, primarily Venezuela. The NOL's are available through 2002. The NOL carryforwards relate to losses of these subsidiaries and can only be used to offset their taxable income. For financial reporting purposes, valuation allowances of $.8 million and $.8 million have been recognized to offset the net deferred tax asset related to these NOL carryforwards.

    The Company paid income taxes of approximately $2,794 in 2000. In 1998 and 1999, OSCA was included in the Great Lakes consolidated tax return.

F–20

NOTE 12. Earnings Per Share

    The computation of basic and diluted earnings per share is determined by dividing net income (loss) as reported as the numerator, by the number of shares included in the denominator as follows (in thousands, except per share data):

	Year Ended December 31,
	1998	1999	2000
	(in thousands, except per share amounts)
Net income (loss)	$(6,880)	$822	$7,216
Weighted-average shares—basic	8,400	8,400	11,826
Effect of dilutive securities:
Stock options	—	—	1
Weighted-average shares—diluted	8,400	8,400	11,827
Basic EPS	$(.82)	$.10	$.61
Diluted EPS	$(.82)	$.10	$.61

    Prior to 2000, weighted-average shares consisted of the 8.4 million Class B common shares held by Great Lakes, which was converted from one million shares at the recapitalization. In 2000, weighted-average shares consisted of the Class B common stock held by Great Lakes plus the 6.4 million shares of Class A common stock issued in connection with the IPO.

NOTE 13. Stockholders' Equity

Recapitalization

    Prior to the recapitalization, OSCA's authorized stock consisted of one million issued and outstanding shares of no par value common stock, all of which was owned by Great Lakes. In connection with the IPO, OSCA authorized five million shares of $.01 par value preferred stock, 25 million shares of $.01 par value Class A common stock and 40 million shares of $.01 par value Class B common stock.

    The Board of Directors of OSCA declared a dividend on Great Lakes' one million shares of no par value common stock in the amount of $65 million pursuant to a successful completion of the IPO. This dividend was made in the form of a non-interest bearing promissory note payable to Great Lakes and was paid from the proceeds of the IPO. In addition, the Board of Directors of OSCA declared a dividend on its common stock which required OSCA to pay to Great Lakes any proceeds from the IPO in excess of amounts OSCA otherwise owed Great Lakes. This dividend amounted to approximately $8.2 million.

Initial Public Offering (IPO)

    In June 2000, OSCA sold 5,600,000 shares of Class A common stock in the IPO. In July 2000, the underwriters exercised the over-allotment option granted to them and an additional 840,000 shares of Class A common stock were sold. In addition, at the time of the IPO, Great Lakes' one million shares of no par value common stock was converted into 8.4 million shares of Class B common stock. Holders of Class B common stock have ten votes per share. Holders of Class A common stock have one vote per share.

F–21

NOTE 14. Use of Proceeds of Initial Public Offering

    In June 2000, OSCA sold 5,600,000 shares of Class A common stock at $15.50 per share, in an IPO. The sale represented 40% of the ownership of OSCA. Also in June of 2000, OSCA borrowed $31.0 million against a $40.0 million credit facility established in conjunction with the IPO. In July of 2000, the underwriters exercised the over-allotment option granted to them and an additional 840,000 shares were sold at $15.50 per share.

    The source and use of these funds are as follows:

(in thousands)
Source of Funds—IPO
Sale of stock	$99,820
Underwriters commission & fees	(6,987)
Other IPO costs	(2,661)

Net proceeds from sale	90,172
Bank borrowings	31,000

Total source of funds	$121,172

Use of Funds—IPO
Payment of dividends to Great Lakes	$73,219
Intercompany payable to Great Lakes	47,953

Total use of funds	$121,172

NOTE 15. Risk Management Activities

    OSCA provides specialized oil and gas well completion fluids, completion services and downhole completion tools to major oil companies and independent exploration and production companies primarily in the Gulf of Mexico and in select international markets. OSCA has operations in the United Kingdom, Norway, Italy and Latin America and is exposed to fluctuations in oil and gas prices, foreign currency rates and interest rates which can affect the revenue, cost of operating, investing and financing. OSCA's management has not used financial and commodity-based derivative contracts to reduce the risk in overall earnings and cash flow.

Commodity Price Risk

    The level of oil and gas exploration and development activity is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. Any reduced activity could result in declines in the demand for the products and services provided by OSCA.

Foreign Currency Exchange Rate Risk

    OSCA has foreign currency exchange rate risk resulting from operations in Europe and Latin America. Historically, OSCA has not hedged its exposure to currency rate changes or foreign currency exchange rate risk.

F–22

Interest Rate Risk

    OSCA is subject to interest rate risk on its long-term debt arrangements. Historically, OSCA has not hedged its exposure to interest rate risk.

NOTE 16. Segment Information

    OSCA is organized into three global business segments: Completion Fluids, Completion Services and Downhole Completion Tools. The units are organized to offer a distinct but synergistic group of products, technology and services.

    The completion fluids segment sells and recycles clear completion fluids and performs related fluid maintenance services, such as filtration and reclamation. OSCA also provides a broad line of specially formulated and customized completion fluids. Completion fluids are used to control well pressure, clean the well subsequent to drilling activities and facilitate other completion activities, while minimizing reservoir damage.

    The downhole completion tools segment designs, builds and installs downhole completion tools for wells that are primarily used to control the migration of reservoir sand into the well. The downhole completion tools help to prevent the deterioration of the reservoir.

    The completion services segment provides sand control pressure pumping, marine well services and coiled tubing services to perform gravel packing, frac packing and well stimulation. The purpose of sand control pressure pumping is to force fluids, and gravel pack sand into the well to act as a downhole filter to inhibit the flow of sand into the well. Coiled tubing is utilized to convey chemicals that stimulate the well or deliver downhole equipment during well completion, or during the production phase in order to stimulate well production rates. Working in conjunction with the downhole completion tools and completion fluids segments, completion services are provided either by portable equipment placed directly on a well rig or platform or delivered via a fleet of advanced marine vessels.

    Assets included in Unallocated Assets principally are cash and cash equivalents; accounts and notes receivable; deferred income taxes; goodwill and other intangibles; and other assets. Segment assets primarily include inventory and property and equipment (at cost). Geographic sales information is reported based on the location that invoices the external customer. Geographic long-lived assets are grouped by the location of the reporting country.

    OSCA evaluates performance and allocates resources based on operating income which represents net revenue less cost of sales and allocated selling, general and administrative expenses, including depreciation. Intersegment net revenue and transfers are recorded at OSCA's cost; there is no intercompany income or loss on intersegment net revenue or transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

F–23

	Year ended December 31,
	1998	1999	2000
	(in thousands)
Net Revenue by Segment to External Customers:
Completion Fluids	$67,420	$50,621	$55,168
Completion Services	33,278	25,666	43,511
Downhole Completion Tools	12,625	15,651	33,282

Total Net Revenue of Reportable Segments	113,323	91,938	131,961
Corporate and Other	46	—	—

	113,369	91,938	131,961

Segment Operating Income (Loss):
Completion Fluids	1,001	5,046	5,606
Completion Services	(2,851)	(696)	6,262
Downhole Completion Tools	(3,192)	621	4,125

Total Operating Income (Loss) of Reportable Segments	(5,042)	4,971	15,993
Corporate and Other	(3,380)	(3,703)	(3,356)

	(8,422)	1,268	12,637

Segment Assets:
Completion Fluids	27,506	22,546	23,635
Completion Services	22,789	21,893	19,381
Downhole Completion Tools	9,362	11,263	16,600
Corporate and Other	10,920	10,547	9,357

	70,577	66,249	68,973
Unallocated Assets	49,467	35,438	55,333

Total Consolidated Assets	120,044	101,687	124,306

Fixed Asset Additions:
Completion Fluids	7,831	200	632
Completion Services	12,223	3,256	2,218
Downhole Completion Tools	2,368	661	384
Corporate and Other	1,718	1,756	1,173

	24,140	5,873	4,407

Depreciation Expense:
Completion Fluids	1,798	1,821	1,739
Completion Services	2,570	3,575	3,915
Downhole Completion Tools	561	338	464
Corporate and Other	754	1,146	1,747

	5,683	6,880	7,865

F–24

Geographic Information:
Net Revenue by Segment to External Customers:
United States	84,405	77,895	112,861
Foreign	28,964	14,043	19,100

	113,369	91,938	131,961

Long-lived Assets:
United States	48,640	50,592	45,081
Foreign	5,331	3,910	3,797

	$53,971	$54,502	$48,878

NOTE 17. Contingencies

    On September 18, 2000, the Company was served with notice that a lawsuit was filed against it and other named defendants on September 1, 2000 in the District Court of Harris County, Texas. The action is brought by certain underwriting syndicates of Lloyd's of London who claim to be subrogated to the claim of their insureds, Newfield Exploration Company, Apache Oil Corporation, Continental Land & Fur, and Fidelity Oil ("Plaintiffs"). The other defendants include High Pressure Integrity, Inc. and Chalmers, Collins & Alwell, Inc. On September 8, 2000, the Company filed a lawsuit against the Plaintiffs and the other defendants in the United States District Court, Western District of Louisiana, Lafayette-Opelousas Division. Other actions have also been filed in connection with the same circumstances.

    Each of the lawsuits relates to a blowout of a well situated in the Gulf of Mexico, offshore Louisiana, for which the Company and others were engaged to perform specific workover operations. In the Texas case, Plaintiffs seek substantial actual damages, interest and other costs, alleging that the Company and the other defendants breached their contracts to perform workover operations, and were negligent in performing those operations. In the Western District of Louisiana case, the Company alleges negligence against the Plaintiffs and other defendants and seeks actual damages, interest, costs and general and equitable relief.

    The Company has denied that it breached its contract or was negligent and intends to vigorously defend in the Texas case and to prosecute the merits of its claims.

    While it is not possible to predict or determine the outcome of legal actions brought by or against the Company, management expects that the outcome will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

    The Company may be subject to various legal proceedings, claims and litigation arising from a variety of matters including governmental regulations, environmental matters, commercial matters, product liability, personal injury, workers' compensation claims and other matters arising out of the ordinary course of its business. In general, while the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management, the resolution of these legal

F–25

proceedings and claims will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

NOTE 18. Quarterly Data (Unaudited)

    A summary of the quarterly results of operations for the years ended December 31, 1999 and 2000 follows:

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31
	(in thousands, except per share amounts)
1999:
Net revenue	$23,023	$23,593	$21,625	$23,697
Gross profit	$4,575	$3,887	$4,022	$4,819
Income (loss) before income taxes	$33	$(902)	$(334)	$3,309
Net income (loss)	$13	$(352)	$(130)	$1,291
Earnings (loss) per share:
Basic	$.00	$(.04)	$(.02)	$.15
Diluted	$.00	$(.04)	$(.02)	$.15
2000:
Net revenue	$26,501	$28,882	$34,136	$42,442
Gross profit	$6,121	$7,926	$8,595	$11,095
Income before income taxes	$1,230	$2,748	$2,693	$4,979
Net income	$689	$1,664	$1,744	$3,119
Earnings (loss) per share:
Basic	$.08	$.18	$.12	$.21
Diluted	$.08	$.18	$.12	$.21

    Basic and diluted earnings (loss) per share, as computed for the individual quarters, may differ from the total reported herein for the annual periods due to rounding differences and changes in the weighted-average number of shares outstanding during each of the quarters within the annual periods.

F–26

OSCA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

ASSETS	December 31, 2000	June 30, 2001
		(unaudited)
Current Assets
Cash and cash equivalents	$3,551	$11,281
Accounts and notes receivable, less allowance for doubtful accounts of $558 at December 31, 2000 and June 30, 2001	40,583	40,965
Inventories	27,214	27,525
Prepaid expenses and other current assets	1,324	2,796
Deferred income taxes	1,883	1,937

Total current assets	74,555	84,504

Property and equipment, net	41,759	46,205
Goodwill and other intangibles, net	7,119	6,926
Other assets	873	794

Total Assets	$124,306	$138,429

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$11,492	$21,740
Accrued liabilities	5,508	5,555
Income taxes payable	301	1,112
Current portion of notes payable	118	1,037
Due to Great Lakes	3,293	3,863

Total current liabilities	20,712	33,307

Note payable—related party	236	118
Long-term debt	30,860	27,000
Other long-term liabilities	691	930
Deferred income taxes	3,086	3,246

Total liabilities	55,585	64,601

Stockholders' equity:
Class A common stock, $.01 par value, 25,000,000 shares authorized, 6,940,000 shares issued and outstanding at June 30, 2001	64	69
Class B common stock, $.01 par value, 40,000,000 shares authorized, 7,900,000 shares issued and outstanding at June 30, 2001	84	79
Additional paid-in capital	90,798	90,798
Retained earnings (deficit)	(20,285)	(15,052)
Accumulated other comprehensive income (loss)	(1,940)	(2,066)

Total stockholders' equity	68,721	73,828

Total Liabilities and Stockholders' Equity	$124,306	$138,429

See accompanying notes to consolidated financial statements.

F–27

OSCA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	2001	2000	2001
	(unaudited)		(unaudited)
Net revenue	$28,882	$41,882	$55,383	$85,639
Operating Expenses:
Cost of sales	20,956	31,779	41,336	64,243
Selling, general and administrative expenses	5,253	5,685	10,242	11,079
Amortization of intangibles	100	100	199	199

Total operating expenses	26,309	37,564	51,777	75,521

Operating income	2,573	4,318	3,606	10,118
Interest expense	125	389	132	850
Interest (income)	(101)	(34)	(174)	(98)
Foreign currency (gains) losses	(179)	221	(109)	498
Other expense (income), net	(20)	(35)	(221)	543

Income before income taxes	2,748	3,777	3,978	8,325
Income taxes	1,084	1,364	1,625	3,092

Net income	$1,664	$2,413	$2,353	$5,233

Earnings per share:
Basic	$0.18	$0.16	$0.27	$0.35
Diluted	$0.18	$0.16	$0.27	$0.35
Weighted average shares outstanding	9,333	14,840	8,866	14,840
Weighted average shares outstanding assuming dilution	9,339	14,960	8,869	14,936

See accompanying notes to consolidated financial statements.

F–28

OSCA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2000	2001
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,353	$5,233
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangibles	4,109	4,320
Deferred income taxes	422	106
Loss (gain) on sale of property and equipment	(227)	—
Changes in operating assets and liabilities:
Accounts and notes receivable, net	(4,377)	(382)
Inventories	(3,113)	(311)
Other current assets	177	(1,472)
Accounts payable	1,342	10,248
Intercompany changes	(41,096)	570
Accrued and other liabilities	553	1,777
Other	—	312

Net Cash Provided by (Used in) Operating Activities	(39,857)	20,401
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(2,045)	(9,687)
Purchase of other assets	(90)	—
Proceeds from the sale of property and equipment	483	949

Net Cash Used in Investing Activities	(1,652)	(8,738)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings and (repayments) of notes payable, net	31,328	(3,978)
Proceeds from sale of stock, net	78,697	—
Cash dividends to Great Lakes	(65,000)	—

Net Cash Provided by (Used in) Financing Activities	45,025	(3,978)

Net Increase in Cash and Cash Equivalents	3,516	7,685
Cash and Cash Equivalents at Beginning of Year	3,898	3,551
Effect of exchange rate changes on cash and cash equivalents	(1,054)	45

Cash and Cash Equivalents at End of Period	$6,360	$11,281

See accompanying notes to consolidated financial statements.

F–29

OSCA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except as indicated)

NOTE 1: Basis of Presentation

    The accompanying unaudited consolidated financial statements of OSCA, Inc. and its consolidated subsidiaries ("OSCA" or "the Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

    It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation. The results for the interim periods are not necessarily indicative of the results to be expected for the year.

    Effective June 15, 2000, Great Lakes Chemical Corporation ("Great Lakes") sold 40% of its ownership in OSCA in an Initial Public Offering ("IPO"). On July 13, 2000, the over-allotment option granted to the underwriters was exercised and resulted in an additional distribution of stock which reduced Great Lakes ownership by 3.4% to 56.6%. The net proceeds of the IPO and the over-allotment were paid to Great Lakes to satisfy indebtedness or as a dividend.

    During the periods ended March 31, 2001 and June 30, 2001, Great Lakes sold 250,000 shares each quarter of OSCA stock reducing its common stock ownership to 53.2% as of June 30, 2001. Upon sale, these shares were automatically converted from Class B shares to Class A shares of the Company's common stock.

NOTE 2: Special Charges

    During 1998, in connection with a Great Lakes repositioning plan, OSCA recognized a special charge of $13.4 million or $8.3 million after income taxes. Of the $13.4 million, $10.8 million was recorded for actions taken in the third quarter of 1998 and another $2.6 million was recorded in the fourth quarter of 1998. In addition, in the fourth quarter of 1999, due to certain changes in the repositioning plan, OSCA recognized a credit to special charges in the amount of $2.6 million. Also, in the fourth quarter of 2000, OSCA recognized a credit to special charges in the amount of $0.7 million.

    A summary of spending against the reserve for special charges since December 31, 2000 is as follows (in thousands):

	December 31, 2000	Spending Six Months Ended June 30, 2001	June 30, 2001
Lease costs (Completion Services)	$272	$272	$—

F–30

NOTE 3: Inventories

    The major components of OSCA's inventories are as follows:

	December 31, 2000	June 30, 2001
	(in thousands)
Raw materials	$363	$601
Finished products	26,851	26,924

	$27,214	$27,525

Note 4: Income Taxes

    A reconciliation of the U.S. Federal income tax rate to the effective income tax rate follows:

	Six Months Ended June 30,
	2000	2001
U.S. Federal income tax rate	35.0%	35.0%
State income taxes (net of federal benefit)	1.3	0.6
Foreign taxes	1.9	0.8
Goodwill amortization	1.2	0.6
Other	1.4	0.1

	40.8%	37.1%

NOTE 5: Comprehensive Income

    Comprehensive income was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	2001	2000	2001
Net income	$1,664	$2,413	$2,353	$5,233
Other comprehensive (loss)	(770)	(16)	(1,111)	(126)

Comprehensive income	$894	$2,397	$1,242	$5,107

F–31

NOTE 6: Earnings per Share

    The computation of basic and diluted earnings per share is determined by dividing net income as reported as the numerator by the number of shares included in the denominator, as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	2001	2000	2001
Denominator for basic earnings per share
(weighted—average shares)	9,333	14,840	8,866	14,840
Effect of dilutive securities	6	120	3	96

Denominator for diluted earnings per share	9,339	14,960	8,869	14,936

NOTE 7: Segment Information

    OSCA is organized into three global business segments: Completion Fluids, Completion Services and Downhole Completion Tools. The units are organized to offer a distinct but synergistic group of products, technology and services.

    OSCA evaluates performance and allocates resources based on operating income which represents net revenue less cost of sales and allocated selling, general and administrative expenses. Intersegment net revenue and transfers are recorded at OSCA's cost; there is no intercompany income or loss on intersegment net revenue or transfers.

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	2001	2000	2001
		(in thousands)
Net revenues by segment to external customers:
Completion Fluids	$11,568	$15,056	$24,734	$32,402
Completion Services	9,216	13,478	17,662	26,086
Downhole Completion Tools	8,098	13,348	12,987	27,151

	$28,882	$41,882	$55,383	$85,639

Segment operating income:
Completion Fluids	$1,190	$469	$1,616	$1,948
Completion Services	21	2,070	1,112	3,930
Downhole Completion Tools	2,028	2,983	2,224	6,232

Total operating income of reportable segments	3,239	5,522	4,952	12,110
Corporate and Other	(666)	(1,204)	(1,346)	(1,992)

Operating income	2,573	4,318	3,606	10,118
Interest expense (income), net	24	355	(42)	752
Other expense (income), net	(199)	186	(330)	1,041

Income before income taxes	$2,748	$3,777	$3,978	$8,325

F–32

NOTE 8: Contingencies

    On September 18, 2000, the Company was served with notice that a lawsuit was filed against it and other named defendants on September 1, 2000 in the District Court of Harris County, Texas. The action is brought by certain underwriting syndicates of Lloyd's of London who claim to be subrogated to the claim of their insureds, Newfield Exploration Company, Apache Oil Corporation, Continental Land & Fur, and Fidelity Oil ("Plaintiffs"). The other defendants include High Pressure Integrity, Inc. and Chalmers, Collins & Alwell, Inc. On September 8, 2000, the Company filed a lawsuit against the Plaintiffs and the other defendants in the United States District Court, Western District of Louisiana, Lafayette-Opelousas Division. Other actions have also been filed in connection with the same circumstances.

    Each of the lawsuits relates to a blowout of a well situated in the Gulf of Mexico, offshore Louisiana, for which the Company and others were engaged to perform specific workover operations. All cases have been consolidated with the Texas case. Plaintiffs seek substantial actual damages, interest and other costs, alleging that the Company and the other defendants breached their contracts to perform workover operations, and were negligent in performing those operations. The Company alleges negligence against the Plaintiffs and other defendants and seeks actual damages, interest, costs and general and equitable relief. OSCA has amended its complaint claiming reimbursement for damages to include Cardinal Wireline Services, who was performing wireline operations aboard the platform immediately before the blowout. OSCA has also filed a third party demand against its underwriters and insurance broker in support of coverage for claims asserted against OSCA in the Newfield matter.

    The Company has denied that it breached its contract or was negligent and intends to vigorously defend in the Texas case and to prosecute the merits of its claims.

    While it is not possible to predict or determine the outcome of legal actions brought by or against the Company, management expects that the outcome will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

    The Company may be subject to various legal proceedings, claims and litigation arising from a variety of matters including governmental regulations, environmental matters, commercial matters, product liability, personal injury, workers' compensation claims and other matters arising out of the ordinary course of its business. In general, while the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, in the opinion of management, the resolution of these legal proceedings and claims will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

NOTE 9: New Accounting Pronouncements

    In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

    The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $0.4 million ($.03 per basic share) per year. During 2002,

F–33

the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

F–34

    Manually signed facsimile copies of the letter of transmittal will be accepted. The letter of transmittal, stock certificates representing shares of Great Lakes common stock and any other required documents should be sent or delivered by each holder of Great Lakes common stock or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent prior to the expiration date as set forth below.

The Exchange Agent for the Exchange Offer is:

Computershare Trust Company of New York

If delivered by Mail, to:	If delivered by Hand or Overnight Courier, to:	If by facsimile transmission: (for eligible institutions only)
Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005	(212) 701-7636 Facsimile confirmation number (212) 701-7624

    You may direct any questions and requests for assistance to the information agent or the dealer manager at their respective addresses and telephone numbers and locations listed below. Additional copies of this offering-circular prospectus, the letter of transmittal and other exchange offer material may be obtained from the information agent or the dealer manager listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the exchange offer.

The Information Agent for the Exchange Offer is:
Morrow & Co., Inc.
445 Park Avenue
5th Floor
New York, New York 10022

(800) 607-0088 (Toll-Free) for calls in the United States
(212) 754-8000 (Collect) for calls outside the United States

The Dealer Manager for the Exchange Offer is:

MORGAN STANLEY DEAN WITTER
Call (212) 761-0039

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

  General Corporation Law

    Great Lakes and OSCA are incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

    Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

  Certificate of Incorporation and By-Laws

    Each of Great Lakes' and OSCA's Certificate of Incorporation and By-laws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

Item 21. Exhibits and Financial Statement Schedules.

  (a) Exhibits.

    Reference is made to the attached exhibit index.

  (b) Financial Statement Schedules.

    The following financial statement schedules are included in this Registration Statement:

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    All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 22. Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

  –
  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

  –
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

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  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

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  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

  –
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

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  That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the exchange offer.

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  The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of the receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents

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    filed subsequent to the effective date of the registration statement through the date of responding to the request.

  –
  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Louisiana on August 30, 2001.

OSCA, INC.
By:	/s/ STEVEN J. BRADING Steven J. Brading Vice President and Chief Financial Officer

* * * *

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Capacity	Date
* Robert L. Hollier	Principal Executive Officer and Director	August 30, 2001
/s/ STEVEN J. BRADING Steven J. Brading	Principal Financial and Accounting Officer	August 30, 2001
* Mark P. Bulriss	Chairman of the Board of Directors	August 30, 2001
* Martin M. Hale	Director	August 30, 2001
* Richard T. Higgons	Director	August 30, 2001
* Mack G. Nichols	Director	August 30, 2001
* Richard A. Pattarozzi	Director	August 30, 2001

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* W. Bernard Pieper	Director	August 30, 2001
* John L. Whitmire	Director	August 30, 2001
*By:	/s/ STEVEN J. BRADING Steven J. Brading Attorney-in-Fact

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EXHIBIT INDEX

Exhibit No.	Description
	3.1	Form of Restated Certificate of Incorporation of OSCA (1)
	3.2	Form of Amended and Restated By-Laws of OSCA (1)
	+4.1	Specimen certificate representing shares of Class B Common Stock of OSCA
	4.2	Credit Agreement between OSCA and Bank One as agent dated June 20, 2000 (2)
	+5.1	Opinion of Kirkland & Ellis
	**8.1	Internal Revenue Service Private Letter Ruling.
	10.1	Form of Master Separation Agreement between OSCA and Great Lakes (1)
	10.2	Form of Services Agreement between OSCA and Great Lakes (1)
	10.3	Form of Tax Disaffiliation Agreement between OSCA and Great Lakes (1)
	10.4	Form of IPO and Distribution Agreement between OSCA and Great Lakes (1)
	10.5	Form of Registration Rights Agreement between OSCA and Great Lakes (1)
	10.6	Form of Brominated Products Supply Agreement between OSCA and Great Lakes (1)
	10.7	OSCA, Inc. 2000 Incentive Compensation Plan (1)
	10.8	OSCA, Inc. 2000 Stock Incentive Plan (1)
	10.9	Amended and Restated Change in Control Agreement between OSCA and Robert L. Hollier (2)
	10.10	Form of Amended and Restated Change in Control Agreement between OSCA and Richard J. Alario, Steven J. Brading, Don H. Michel and Stephen M. Gray, respectively (2)
	10.11	Property Lease of C-Port I Facility, Fourchon, Louisiana dated February 3, 1998 (1)
	10.14	Property Lease of Oil Tools Facility, Mansfield, Texas dated January 1, 1998 (1)
	**10.15	Amendment No. 1 to IPO and Distribution Agreement between OSCA and Great Lakes
	+11.1	Statement Regarding Computation of Earnings Per Share
	21.1	Subsidiaries of OSCA (1)
	**23.1	Consent of Ernst & Young LLP—Great Lakes Chemical Corporation
	**23.2	Consent of Ernst & Young LLP—OSCA, Inc.
	+23.3	Consent of Kirkland & Ellis (included in Exhibit 5.1)
	*24.1	Powers of Attorney (included in Part II to the Registration Statement on S-4 filed on June 1, 2001)
	+99.1	Letter from Mark P. Bulriss
	**99.2	Letter of Transmittal
	+99.3	Instructions to the Letter of Transmittal
	+99.4	Example of Form of Election relating to Great Lakes Savings Plan
	+99.5	Instructions to the Form of Election relating to Great Lakes Savings Plan
	+99.6	Example of Form of Election relating to the OSCA Savings Plan
	+99.7	Instructions to the Form of Election relating to the OSCA Savings Plan
	**99.8	Checklist for Participation in the Exchange Offer
	**99.9	Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees
	**99.10	Letter to Clients for use by Brokers, Commercial Banks, Trust Companies and Other Nominees
	**99.11	Notice of Solicited Tenders
	**99.12	Guaranteed Delivery
	**99.13	Instructions for Backup Withholding; Substitute Form W-9; Form W-8

*
Previously filed.
**
Filed herewith.
+
To be filed by amendment.

(1)
Incorporated by reference to OSCA's Registration Statement on Form S-1, File No. 333-31956.
(2)
Incorporated by reference to OSCA's Form 10-K for the year ended December 31, 2000.

QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
SUMMARY
OSCA, Inc.
Great Lakes Chemical Corporation
Terms of the Exchange Offer
Comparative Per Share Data
Historical Per Share Data
Pro Forma Per Share Data
Summary Historical and Pro Forma Consolidated Financial Data of OSCA
Summary Historical and Pro Forma Consolidated Financial Data of Great Lakes
RISK FACTORS
SPECIAL NOTE ON FORWARD-LOOKING INFORMATION
THE TRANSACTION
THE EXCHANGE OFFER
THE SPIN-OFF
MARKET PRICES AND DIVIDEND INFORMATION
CAPITALIZATION
OSCA, INC.
GREAT LAKES CHEMICAL CORPORATION
SELECTED HISTORICAL FINANCIAL DATA OF OSCA
SELECTED HISTORICAL FINANCIAL DATA OF GREAT LAKES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF OSCA
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF OSCA
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET OF OSCA
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF OSCA
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF GREAT LAKES Six Months Ended June 30, 2001 (Unaudited)
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF GREAT LAKES Year Ended December 31, 2000 (Unaudited)
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET OF GREAT LAKES As of June 30, 2001 (Unaudited)
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GREAT LAKES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF OSCA
BUSINESS OF OSCA
BUSINESS OF GREAT LAKES
MANAGEMENT OF OSCA
SUMMARY COMPENSATION TABLE
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK OF OSCA
COMPARISON OF RIGHTS OF STOCKHOLDERS OF OSCA AND STOCKHOLDERS OF GREAT LAKES
AGREEMENTS BETWEEN GREAT LAKES AND OSCA CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
OSCA, INC. CONSOLIDATED BALANCE SHEETS (in thousands)
OSCA, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
OSCA, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
OSCA, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except as indicated)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX